Form 20-F
period 2026-06-30
Guardian Metal Resources PLC
filed 2026-09-17
CIK 2039972

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-43199

Guardian Metal Resources PLC

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

United Kingdom

(Jurisdiction of incorporation or organization)

c/o Orana Corporate LLP

25 Eccleston Place

London SW1W 9NF

United Kingdom

+44 207 0788 496

(Address of principal executive offices)

Oliver Friesen

Chief Executive Officer

+44 207 0788 496

oliver.friesen@guardianmetalresources.com

c/o Orana Corporate LLP

25 Eccleston Place

London SW1W 9NF

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, with a nominal value of £0.01 per share		NYSE American(1)
American Depositary Shares, each representing five (5) ordinary shares	GMTL	NYSE American

(1)	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of June 30, 2026 was:

Title of Class	Number of Shares Outstanding
Ordinary shares, with a nominal value of £0.01 per share	194,807,981

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

☐U.S. GAAP

☒International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐No ☐

i

ii

INTRODUCTION

In this annual report on Form 20-F (the “Annual Report on Form 20-F” or the “Annual Report”), except where the context otherwise requires or where otherwise indicated, the terms “Guardian,” the “Company,” “we,” “us,” “our company” and “our business” refer to Guardian Metal Resources PLC, a public limited company incorporated under the laws of England and Wales, together with its consolidated subsidiaries as a consolidated entity. The term “ordinary shares” refers to ordinary shares of Guardian, each with a nominal value of £0.01 per share, and the term “ADSs” refers to Guardian’s American Depositary Shares (“ADSs”), each of which represents five (5) ordinary shares.

Pursuant to Rule 12b-23(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain information required to be included in this Annual Report on Form 20-F is being incorporated by reference from the Company’s statutory annual report for the year ended June 30, 2026, including the consolidated financial statements (the “Consolidated Financial Statements”) of the Company included therein (the “Annual Report 2026”), as specified in this Annual Report on Form 20-F. In addition, certain information included in this Annual Report on Form 20-F is incorporated by reference from the Company’s registration statement on Form F-1 (File No. 333-295580) filed with the SEC on May 6, 2026 (the “Form F-1”), as specified in this Annual Report on Form 20-F (see Item 19.B). Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2026 and the Form F-1, to the extent specified (see Exhibits 15.1 and 15.2, respectively). With the exception of the items and pages so specified, the Annual Report 2026 and the Form F-1 are not, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.

The terms “USD,” “U.S. dollars” and “$” refer to the currency of the United States; the terms “GBP” and “£” refer to pounds sterling. The Company publishes its financial statements in USD.

Forward-looking statements

The information set forth in this Annual Report on Form 20-F contains “forward-looking statements” as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “aim,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 20-F, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Annual Report on Form 20-F include, but are not limited to, statements about:

●	the volatility of tungsten and other commodity prices and the impact of commodity-price fluctuations on our project economics;
●	the presence, continuity, quality and quantity of mineralization at our projects, including the accuracy of mineral resource and reserve estimates and metallurgical recoveries;
●	our ability to successfully carry out exploration, drilling, pre-feasibility and feasibility programs and to develop the Pilot Mountain and Tempiute projects into commercial mining operations;
●	actual capital and operating costs, which may differ materially from our estimates and the availability and cost of equipment, contractors, fuel, energy, water and other key inputs;
●	our ability to obtain, maintain and renew required permits, licenses, approvals, mining claims, water rights and other authorizations on acceptable terms and in a timely manner;
●	our ability to secure adequate financing for exploration, development, construction and potential production and the terms, availability and cost of future debt or equity financings;
●	future geopolitical, economic, inflationary, interest-rate, trade and export policy, supply chain and currency-exchange conditions that may affect our costs, financing options and project timelines or demand for U.S. domestic tungsten supply;

●	the performance, availability and reliability of third-party contractors, suppliers, consultants and service providers on whom we depend for key aspects of our operations;
●	our ability to access, secure, upgrade or construct necessary infrastructure, including roads, power, water and processing facilities;
●	the risks inherent in mining, exploration and development activities, including geologic, hydrologic, geotechnical, environmental, safety and operational hazards;
●	our ability to protect our information technology systems, data and operations from cybersecurity threats and system failures;
●	our ability to attract, retain and manage qualified personnel and maintain satisfactory labor relations;
●	the availability, cost and sufficiency of insurance coverage for potential operating risks, environmental liabilities and other hazards;
●	the competitive environment for mineral exploration and development, including competition for properties, financing, personnel and equipment; and
●	our ability to maintain valid title to our mineral properties and mining claims and to defend against potential title defects or challenge.

You should refer to Item 3.D of this Annual Report on Form 20-F for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 20-F will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Enforceability of civil liabilities

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside the United States, and most of the assets of our non-U.S. subsidiaries are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws. In addition, uncertainty exists as to whether the courts of England and Wales would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Haynes and Boone CDG LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts with competent jurisdiction would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;
●	England and Wales courts had jurisdiction over the matter on enforcement, and we were duly served with process within such jurisdiction or permission was given for service, and process was duly served, outside such jurisdiction;
●	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;
●	the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);
●	the judgment was not procured by, or impeachable on the grounds of, fraud;
●	the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;
●	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;
●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;
●	the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and is not otherwise a judgment in respect of which section 5 of the Protection of Trading Interests Act 1980 has the effect of precluding courts in the U.K. from entertaining proceedings at common law for the recovery of any sum payable under such a judgment;
●	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and
●	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, by obtaining a judgment from the courts in England and Wales, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that any such judgment obtained from U.S. federal or state courts will be so recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any setoff or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

Cautionary note regarding presentation of mineral resource and mineral reserve estimates

This Annual Report on Form 20-F refers to estimated mineral resources, including indicated and inferred mineral resources, and to estimated mineral reserves, including probable mineral reserves. See “—Certain Definitions” for the definition of those terms.

The mineral resource and mineral reserve estimates included in this Annual Report on Form 20-F have been prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Under S-K 1300, mineral resources are estimated by a qualified person based on geological evidence, sampling and testing and reasonable prospects of economic extraction, but mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral reserves are estimated by a qualified person by applying modifying factors to indicated and, where applicable, measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. We have declared probable mineral reserves only at our Pilot Mountain project; no proven mineral reserves have been declared.

Inferred mineral resources are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

Our mineral resource estimates may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant factors. In addition, inferred mineral resources have the lowest level of geological confidence, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability; they may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “qualified person(s)” are to a qualified person as defined in S-K 1300. Our disclosure relating to mineral resources and mineral reserves is supported by a technical report summary prepared by qualified persons in accordance with S-K 1300. The technical report summary for the Pilot Mountain project has been filed as Exhibit 96.1 to this Annual Report on Form 20-F.

Qualified persons statement

Certain scientific and technical information contained in this Annual Report on Form 20-F was derived from a technical report summary prepared by qualified persons. In particular:

●	Information relating to Pilot Mountain is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary Pre-Feasibility Study – Individual Disclosure Pilot Mountain Tungsten,” issued August 21, 2026, with an effective date of June 30, 2026, prepared by Samuel, NewFields and RESPEC. Samuel, NewFields and RESPEC are the qualified persons under S-K 1300. The scientific and technical information related to Pilot Mountain contained in the S-K 1300 Report and reproduced in this Annual Report on Form 20-F has been approved by the applicable qualified persons.

Certain definitions

The following is a glossary of certain industry and other defined terms used in this Annual Report on Form 20-F:

●	“Amdel” means Amdel Laboratories Ltd.
●	“APT” means ammonium paratungstate, the industry’s key intermediate product and pricing benchmark.
●	“BLM” means the federal Bureau of Land Management.
●	“Base Met Labs” means Base Metallurgical Laboratories Ltd.
●	“Cinch” refers to the Cinch Project, an early-stage tungsten and silver exploration property, consisting of 14 unpatented mining claims covering approximately 1.17 km² in Nevada, in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary.
●	“Coffey Mining” means Coffey Mining (Pty) Ltd.
●	“Concentration(s)” means the physical, chemical or biological process to increase the grade of the metal or mineral of interest.
●	“EA” means an Environmental Assessment from the BLM.
●	“Exploration targets” refers to statements or estimates of the exploration potential of a mineral deposit in a defined geological setting. where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality) relates to mineralization for which there has been insufficient exploration to estimate a mineral resource.
●	“Garfield” refers to the Garfield Project, an early-stage exploration gold-silver-copper property consisting of 218 unpatented mining claims covering approximately 17.81 km² in Nevada, in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary.
●	“Golconda” refers to the Golconda Project, an early-stage exploration-stage gold project comprising 44 unpatented mining claims covering approximately 3.04 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of the project pursuant to the Golconda Option Agreement.
●	“GZRINM” means Guangzhou Research Institute of Non-ferrous Metals.
●	“Indicated mineral resource(s)” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
●	“Inferred mineral resource(s)” or “Inferred” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.
●	“Kibby Basin” refers to the Kibby Basin Project, an early-stage lithium exploration property, consisting of 46 unpatented mining claims covering approximately 3.7 km² in Nevada, in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary.

●	“Mineral deposit(s)” means a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
●	“Mineral reserve(s)” means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
●	“Mineral resource(s)” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
●	“NDEP” means Nevada Division of Environmental Protection.
●	“NEPA” means National Environmental Policy Act.
●	“NewFields” means NewFields Mining Design & Technical Services, LLC.
●	“NSR” means net smelter royalty.
●	“NT claims” refers to the 45 unpatented mining claims held by Pilot Metals Inc., a wholly owned subsidiary of the Company, in relation to the Pilot Mountain project.
●	“Open-pit mining” means a method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden surface material covering the valuable deposit is relatively thin, or the material of interest is structurally unsuitable for underground mining.
●	“PEAs” means preliminary economic assessments, which are used to assess the economic viability of a mineral deposit.
●	“PFS” means the pre-feasibility study in respect of the Pilot Mountain project, the results of which are summarized in the technical report summary filed as Exhibit 96.1 to this Annual Report on Form 20-F.
●	“Pilot Mountain” or the “Project” refers to the Pilot Mountain Project, a development-stage tungsten project (as defined in S-K 1300) located in the Walker Lane region of Mineral County, Nevada, in which we hold a 100% interest through Pilot Metals Inc. and Golden Metal Resources, LLC, our wholly owned subsidiaries. Pilot Mountain comprises 287 unpatented claims, including mill site claims, covering approximately 22.7 km² on federally administered BLM land.
●	“Pilot North” refers to the Pilot North Project, an early-stage tungsten, copper and silver exploration property, consisting of 113 unpatented mining claims covering approximately 9.44 km² in Nevada, in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary. This is a strategic location near Pilot Mountain.
●	“PoO” means Plan of Operations.
●	“Probable mineral reserve(s)” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.
●	“RESPEC” means RESPEC Company LLC.
●	“Samuel” means Samuel Engineering, Inc.

●	“Stonewall” refers to the Stonewall Project, an early-stage gold-silver exploration property comprising 19 unpatented lode mining claims covering approximately 1.59 km², in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary.
●	“t of W” means tonnes of tungsten.
●	“Tempiute” refers to the Tempiute Project, an exploration-stage tungsten project located in Lincoln County, Nevada, in which we hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Tempiute Inc., our wholly owned subsidiary. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km².
●	“UCC” means Union Carbide Corporation.
●	“White Elephant” refers to the White Elephant Project, an early-stage tungsten exploration property, consisting of 57 unpatented mining claims covering approximately 4.77 km² in Nevada, in which we hold a 100% interest through Guardian Exploration Inc., our wholly owned subsidiary.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.[Reserved]

B.Capitalization and indebtedness

Not applicable.

C.Reasons for the offer and use of proceeds

Not applicable.

D.Risk factors

Set out below is a summary of certain risk factors which could affect Guardian’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Guardian’s business faces.

Risks Relating to Our Business and Industry

We have no history of mineral production and may never engage in mineral production.

We currently have no operating mines, nor do we have any interest in any mining operations. All of our mineral projects are at the exploration stage, other than Pilot Mountain which is at the development stage, and have never been mined by us, nor have we produced any revenue from mining operations. We also have no applicable operating history upon which to base estimates of future operating costs, capital spending requirements, site remediation costs or asset retirement obligations. Our company has no experience in developing or operating a mine. We may never be able to develop and produce minerals from a commercially viable ore body or mine.

Mineral exploration activities are highly speculative, have a high risk of failure, and may never result in finding ore bodies sufficient to develop a producing mine.

While mineral exploration is necessary to identify potential mineralization, very few mineral properties that are explored are ultimately developed into producing mines. Major expenses will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Most exploration projects do not result in the discovery of commercially mineable ore deposits, and anticipated levels of recovery of mineral resources and mineral reserves, if any, may not be realized, nor may any identified mineral deposit ever qualify as a commercially mineable (or viable) ore body that can be legally and economically exploited. Our exploration programs and activities may not result in the discovery, development or production of a commercially viable ore body or mine.

It is impossible to ensure that the exploration or development programs we plan will result in a profitable commercial mining operation. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can be affected by environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Our business is and will be subject to market fluctuations, including fluctuations in tungsten prices.

Our business strategy is directly linked to commodity prices. In the future, our revenues are expected to be derived from the sale of tungsten concentrate (WO₃). Similar to other commodities, tungsten markets are cyclical and may be volatile.

The Company may enter into forward sales or other market strategies to mitigate its exposure to the tungsten market once it commences production. It is not the Company’s current intention to enter into forward or hedging contracts well in advance of potential production. Currently, the Company intends to maintain significant exposure to the tungsten market, and a more formal policy may be implemented if development and construction financing is considered.

Our future sales, if unhedged, would be denominated in U.S. dollars per metric tonne unit (“MTU”) of WO₃ concentrate. Changes in the average price of one (1) MTU of APT, as quoted on the Fastmarkets, would be expected to impact our potential revenue per MTU of WO₃ concentrate. The pre-feasibility study for the Pilot Mountain project, the results of which were announced on June 30, 2026 (the “PFS”), assesses, among other cost and revenue factors, sensitivity to the tungsten price and other metals in the deposit, such as silver and zinc, and the estimated economic outcomes of the PFS are highly sensitive to the tungsten price assumptions used therein.

Tungsten prices fluctuate and are affected by many factors, including demand from industrial sectors such as defense, aerospace and energy, international economic and political trends, including the nationalization of critical minerals, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, political and economic conditions including international trade disputes and the imposition of tariffs, interest rates, global or regional consumption and demand patterns, speculative activities and increased production due to improved mining and production methods, production costs in major tungsten-producing regions, speculative positions taken by investors or traders in tungsten, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with the transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives) as well as competition from alternative materials, all of which are beyond our control.

In addition, our operating costs may be affected by general inflationary pressures and increases in the cost or availability of key inputs such as energy, electricity and fuel supply, water supply and access, labor, consumables, critical raw materials, reagents, transportation and equipment. Disruptions in global or regional supply chains, shortages of equipment, spare parts or raw materials, or interruptions in the supply of utilities could delay our operations or materially increase costs. Because a portion of our expenditures is denominated in foreign currencies, exchange rate volatility could also amplify these cost impacts.

Tungsten prices may also be negatively affected by any slowing of the global economy, increases in exports from single market economy countries, notably China, unfavorable shifts in tungsten demand in key markets such as Asia, Europe and North America, and the release of tungsten concentrate into the market from the U.S. National Defense Stockpile. Conversely, supply-side constraints may exert upward pressure on prices. On February 4, 2025, China implemented export restrictions on certain tungsten products, which have continued to tighten global supply and support higher prices. These restrictions, together with heightened U.S. policy focusing on critical-minerals security, have continued to increase volatility in tungsten pricing.

The aggregate effect of these factors is impossible to predict. If tungsten prices fall below our anticipated all-in sustaining costs per MTU for one or more of our projects, including the Pilot Mountain and Tempiute tungsten projects, as well as any other tungsten exploration or development properties we may acquire or advance in the future, we may experience losses and be required to curtail or suspend some or all exploration and development activities. A prolonged decline in tungsten prices could adversely affect our ability to potentially generate positive cash flow from future operations.

Our mineral resource and mineral reserve estimates for Pilot Mountain are based on an assumed WO₃ price of $115,000 per tonne, which is used by the qualified persons in establishing reasonable prospects of economic extraction and in pit optimization under Subpart 1300 of Regulation S-K, and the economic analysis in the PFS assumes a base case price of $197,300 per tonne of WO₃ (on an APT basis, representing a 35% discount to the spot price of approximately $304,000 per tonne as of June 12, 2026). The value of tungsten concentrate is estimated by applying a factor to the APT price, and this factor may vary depending on market conditions and other factors. If APT prices decline materially below the level used in the resource estimate, or if the factor applied to derive concentrate value changes unfavorably, the estimated mineral resources and any future project evaluations may be adversely affected. Increased price volatility could also impact the timing, scope or economic attractiveness of further project activities.

Mining is a capital-intensive industry, and we may be unable to obtain the funding required to advance our projects.

Tungsten exploration, development and mining require substantial amounts of capital to identify and delineate mineral resources and reserves, undertake geological mapping and drilling, conduct metallurgical testing, construct and maintain mining and processing infrastructure, comply with regulatory requirements, and meet ongoing operational needs. As our projects advance, we expect capital needs to increase materially in connection with permitting activities, development work, construction of processing facilities and any future production operations.

Our future capital expenditure requirements will depend on many factors, including the results of exploration programs, updates to the technical report summary for the Pilot Mountain project, changes to mine plans, the cost and availability of equipment, labor and contractors, and broader market conditions such as interest rates and tungsten commodity prices. If we are unable to obtain adequate financing on acceptable terms, or at all, we may be forced to delay, reduce in scope or cancel planned exploration, development or construction activities.

In addition, our ability to fund capital expenditures from internally generated cash flows will depend on our ability to successfully advance our projects to production and operate profitably, neither of which is guaranteed. If cash flows are insufficient or if we face difficulties raising debt or equity financing, we may be unable to carry out our business plan, complete development milestones or maintain our properties in good standing. Any delay or interruption to planned capital projects may increase costs, reduce future production capacity, and adversely affect our competitiveness.

Because tungsten projects typically require significant upfront investment and have long development timelines, any inability to secure timely financing could materially and adversely affect our business, results of operations and financial condition.

Actual capital and operating costs in respect of our mines and development projects may be significantly higher than estimated capital and operating costs.

Capital and operating cost estimates are based on the interpretation of geological data, the PFS stage and other technical studies, anticipated climatic conditions, market conditions for required products and services and other factors and assumptions regarding foreign exchange currency rates. Because we are in the exploration stage across all our project except Pilot Mountain, which is in the development stage, and have not yet established mineral reserves, on projects other than Pilot Mountain, these estimates are inherently more uncertain and subject to change as additional drilling, engineering and design work is completed. Any of the following events could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; lack of availability of key components or equipment; delay in construction schedules, unanticipated transportation costs; the inaccuracy of major equipment and construction cost estimates; the inaccuracy of operating cost or scale estimates; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); raw material costs; changes in commodity prices, availability of financing on acceptable terms and title or right of use claims.

Lack of reliability and inaccuracies of historical information could hinder our exploration plans.

We have relied on, and the disclosure in the technical report summary for the Pilot Mountain project is in part based on, certain historical-geological, geochemical, geophysical and drilling data compiled by previous operators of Pilot Mountain. To the extent any such historical data is inaccurate, incomplete or was collected using methods that do not meet current industry standards, our exploration interpretations, mineral resource estimates and related plans may be adversely affected. In addition, cost estimates and assumptions used in connection with our exploration programs may not prove accurate. Such estimates are based on interpretations of geological information, anticipated site conditions and other technical and economic factors. Any of the following, among other risks and uncertainties described in this Annual Report on Form 20-F, could affect the accuracy of any such historical data or other estimates or assumptions: variability in grade or tonnage of mineralized material; errors or gaps in historical datasets; changes in drilling, assay or metallurgical costs; unexpected logistical or transportation constraints; availability of labor and equipment; or changes in permitting requirements, environmental regulations, taxes, royalties or land tenure matters. If these assumptions or historical datasets prove inaccurate, our exploration results, timelines and ability to advance our projects may be negatively affected.

Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

Feasibility studies, pre-feasibility studies and preliminary economic assessments (“PEAs”) are used to assess the economic viability of a mineral deposit. There is no certainty that existing or future pre-feasibility or feasibility studies or PEAs will be realized. Actual costs may significantly exceed estimated costs and economic returns may differ significantly from those estimated in the studies. There are many factors involved in the determination of the economic viability of a mineral deposit, including the achievement of satisfactory mineral reserve and mineral resource estimates, the level of estimated metallurgical recoveries, product quality and competition, capital and operating cost estimates and estimates of future tungsten and any by-product prices.

The Pilot Mountain project has completed the pre-feasibility stage, with the results of the PFS announced on June 30, 2026, supported by the U.S. Department of War Defense Production Act Title III award received in July 2025, and any advancement to a full feasibility study and a construction decision will depend on the results of ongoing exploration, permitting, financing and market conditions. The Tempiute project is a historical tungsten producer; a letter of intent was signed on October 31, 2024, and a definitive option agreement completed on January 25, 2025. The technical report summary for the Pilot Mountain tungsten project recommends that Pilot Mountain proceed to the definitive feasibility stage, into front-end engineering designs and continued drilling at Pilot Mountain. We advanced exploration activities at Tempiute through an extensive drilling program and expanded the Company’s land position at Tempiute. If the assumptions or estimations in the Pilot Mountain project PFS or the Tempiute project drilling program or other pre-feasibility workstreams are incorrect or if actual costs exceed those currently estimated, the projects may be economically unviable.

The accuracy of our mineral resource and mineral reserve estimates cannot be assured, and the volume of materials we are able to recover may be materially lower.

Our declared mineral resources and probable mineral reserves relate solely to our Pilot Mountain project; no mineral resources or mineral reserves have been established at any of our other projects. Our Tempiute project had no declared mineral resources as of June 30, 2026; work undertaken during fiscal year 2026 included drilling. No assurance can be given that the anticipated production will be achieved or that any indicated level of recovery of tungsten will be realized.

The estimation of mineral reserves and mineral resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. Our mineral resource estimates and mineral reserve estimates presented in this Annual Report on Form 20-F are, in accordance with Subpart 1300 of Regulation S-K, based on tungsten recoveries in small-scale laboratory tests and may not be indicative of the mineralization in the entire orebody, and we may not be able to achieve similar results in larger scale tests under on-site conditions or during production. Large-scale continuity and character of our deposits will only be determined once significant additional drilling and sampling have been completed and analyzed. Actual mineralization or formations may be different from those predicted.

No assurance can be given that any part or all of our mineral resources will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration. If resources are upgraded to reserves, the ore volume and grade actually recovered by us may also differ from the estimated volumes and grades of the mineral reserves and mineral resources.

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond our control. The qualification of any ore as a reserve or resource estimate is materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Prolonged declines in the market price of tungsten may render mineral reserves or resources containing relatively lower grades of mineralization uneconomical to recover and could thereby materially reduce our mineral resources or, if any, mineral reserves. Should such reductions occur, we may be required to take a material write-down of our investment in mining properties, reduce the carrying value of one or more of our assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced potential future cash flow. Other than the probable mineral reserves declared at our Pilot Mountain project, we have not established mineral reserves, and our mine plans for other projects, if developed, will remain subject to significant uncertainty until reserves are delineated and even then such plans will remain subject to risks and uncertainties inherent in mining. Market price fluctuations of tungsten and other by-product metals such as silver and zinc, as well as increased production costs or reduced recovery rates, may render mineral resources or reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral reserves or resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, the technical complexity of orebody, unusual or unexpected orebody formations, ore dilution or varying metallurgical and other ore characteristics may impair the profitability of a mine in any particular period. Failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation, could also influence the accuracy of our mineral resources or, if any, mineral reserves or cause us to reduce our mineral resources or, if any, mineral reserves.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained.

The mineral resource and mineral reserve estimates described in this Annual Report on Form 20-F should thus not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates. A technical report summary issued by Samuel, NewFields and RESPEC on August 21, 2026, with an effective date of June 30, 2026, has been filed as Exhibit 96.1 to this Annual Report on Form 20-F. For a summary, please refer to Item 4.B.

Our mineral reserve and mineral resource estimates may prove inaccurate, and we may never be able to establish, replenish or expand our mineral resources or convert additional mineral resources into mineral reserves.

We have declared probable mineral reserves, as defined under Subpart 1300 of Regulation S-K, only at our Pilot Mountain project, and we have no proven mineral reserves at any of our projects; our other projects remain at the exploration stage with no established mineral resources or mineral reserves. Any potential future production beyond the mine plan contemplated by the PFS would depend on our ability to: (i) complete additional drilling and technical work to improve confidence in existing mineral resources, (ii) identify additional mineralized material through further exploration and (iii) demonstrate, through more advanced technical studies, that mineral reserves can be established. There is no assurance that any of these steps will be successful, that our estimated mineral reserves will be realized in the quantities or grades estimated, or that any of our other projects will ever support the declaration of mineral reserve.

Mineral resource estimates inherently involve uncertainty. Assumptions used by the qualified person to declare mineral resources may prove incorrect, or conditions may change with respect to operating or capital costs, metallurgical recoveries, product values, or other technical and economic factors. If the underlying assumptions used in preparing the mineral resource estimate for Pilot Mountain prove inaccurate, or if economic or technical conditions change, the mineral resources may be materially reduced, reclassified or rendered uneconomic and our ability to advance the project could be adversely affected.

There is no assurance that our exploration programs will result in the discovery of additional mineralization or that any existing or future mineral resources will ever be converted into mineral reserves.

Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our exploration, evaluation and potential construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any existing or future required approvals or permits, or a delay or failure in connection with the completion and successful operation of the operational elements of any future mining operations could delay or prevent such projects from advancing to production.

The successful advancement of our projects through exploration to engineering and into construction and eventual production, including the development of the Pilot Mountain and Tempiute tungsten projects, is subject to a number of factors, including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt and maintenance of required governmental approvals and permits in connection with the development of mining facilities, the conduct of mining operations (including the receipt and maintenance of environmental permits) and the successful construction and operation of key infrastructure, such as ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our development activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, the termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of any future mining operations could delay or prevent such projects from advancing to production.

There can be no assurance that any of our current or future exploration, development or production plans will be successful, that we will be able to obtain sufficient funds to finance exploration, development or production activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully advance or complete such projects, that we will be able to obtain all necessary governmental approvals and permits or that the development and potential operating costs associated with the advancement of our projects will not be significantly higher than anticipated by us. Any of the foregoing factors could delay or prevent such projects from advancing to production, which in turn could adversely impact our operations and financial condition.

Our projects have no relevant operating history upon which to base estimates of future cash flow and may not be commercially viable.

Our projects have no relevant operating history upon which to base estimates of future cash flow. The Pilot Mountain project had small-scale production in the 1940s and the Tempiute project had production from the early 1900s up to the 1980s. The records of production and costs are not current enough to base estimates of future cash flow upon. In addition, historical production at Tempiute was largely from underground mining, which generally has higher costs than open pit mining, which was part of the PFS at Pilot Mountain. We are considering rehabilitation of underground workings at Tempiute to establish positions for underground drilling. If underground work would be undertaken, it would bring increased risks, including but not limited to, falls of ground and other safety risks. We are also looking at the potential of unrecovered metal in the tailings left from previous production at Tempiute. The capital expenditures and time required to develop our exploration projects into operating mines are considerable and changes in costs or construction schedules may affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from our estimates.

Commercial viability of a future mining project is predicated on many factors such as estimation of mineral resources (and their eventual conversion into reserves), anticipated metallurgical recoveries, environmental considerations, permitting and anticipated capital and operating costs, as well as available capital to develop such project. Any mineral resources estimated in technical assessments may not be realized or converted into reserves, and the level of future metal prices needed to ensure commercial viability may not materialize. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated. Consequently, there is a risk that future projects may be subject to write-down and/or closure as they may not be commercially viable.

We have negative cash flows from our operations.

For the fiscal year ended June 30, 2026, we sustained net losses from operations and had a negative operating cash flow of $6.0 million compared to negative operating cash flow of $1.1 million for the fiscal year ended June 30, 2025 and $0.7 million for the fiscal year ended June 30, 2024. As of June 30, 2026, we had cash and cash equivalents of approximately $52.5 million and accumulated losses of approximately $18.4 million. We have had negative operating cash flows in prior periods and may continue to do so and we will need to use available cash to fund any such negative cash flow.

We anticipate that the Company will remain cash flow negative for several years. The generation of positive cash flow from operations will depend on the successful development and commencement of production at the Pilot Mountain and Tempiute tungsten projects and any delay in bringing these projects into production would extend the period during which we remain cash flow negative. We may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing though capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in our projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to us. Any changes in these estimates or adverse developments in the availability of capital could materially impact our financial performance and results of operations.

Our business and ability to advance our projects may be negatively affected by global financial conditions.

Global financial conditions continue to be characterized as volatile, including elevated inflation in mining inputs (labor, fuel, electricity, reagents, equipment and contractor services). Persistent input cost inflation or shortages in Nevada or other regions where we may operate due to local or global financial conditions could increase our capital and operating costs, extend schedules and adversely affect project economics. In recent years, global markets have been adversely impacted by various credit crises, significant fluctuations in fuel and energy costs and metals prices, inflation, geopolitical conflict and health pandemics. Many industries, including the mining industry, have been impacted by these market conditions, which have contributed to increased economic uncertainty, higher capital costs and, for pre-production companies like ours, potentially reduced access to financing. These factors have increased the risk of disruption to global trade flows and supply chains, including availability and lead times for mining and processing equipment.

Further, global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. Global economic uncertainty, disruptions to global trade flows and supply chains and continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to tariffs, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our ability to secure project financing, maintain exploration and development timelines and advance our projects toward production.

Future crises may be precipitated by any number of causes, including natural disasters, geopolitical conflict or instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global supply chains or economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including tungsten, availability of credit, investor confidence and general financial market liquidity, all of which may adversely affect our ability to fund and advance our projects and the market price of our securities.

Foreign currency exchange rate fluctuations could adversely affect our operating costs, capital expenditures and results of operations.

A portion of our monetary assets and liabilities, including cash and cash equivalents, receivables and payables, as well as certain income and expense items such as operating expenses and capital expenditures, are and are expected to continue to be, denominated in currencies other than the U.S. dollar, principally the pound sterling. We hold significant amounts of cash from time to time in pounds sterling and a depreciation of this currency against the U.S. dollar could adversely affect our results of operations and our ability to advance our projects in the United States. Fluctuations in exchange rates between the U.S. dollar and other currencies could result in significant changes to our reported financial position and results, which may not be offset by corresponding changes in revenues. From time to time, we may use hedging arrangements, such as forward currency contracts, to manage foreign exchange exposure; however, these activities may be limited in scope and may not fully offset the impact of currency movements. As disclosed in Note 21 to the Consolidated Financial Statements and under Item 5, a 10% strengthening or weakening of sterling against the U.S. dollar would have a measurable impact on our profit or loss and equity. Any substantial or prolonged change in currency exchange rates could therefore have a material adverse effect on our business, financial condition and results of operations.

Disruption to current trade practices could have a material impact on our ability to procure inputs and equipment for our operations and projects, and, in the future, market our products.

Access to markets for any tungsten products we may produce in the future and our ability to procure inputs and equipment required for our projects and operations may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Any tungsten products we may sell in the future could be subject to tariffs or other trade measures that do not apply to producers in certain other jurisdictions, potentially affecting the competitiveness of our products and our ability to access certain markets.

Geopolitical tensions and trade disputes, particularly those affecting China, Europe and the United States, may impact the availability and pricing of tungsten. For example, in late 2024 and continuing into 2026, China instituted and expanded restrictions on exports of critical minerals, including tungsten, to the United States. Although China has since suspended certain of its export control measures relating to rare earths and certain other critical minerals, its restrictions on tungsten exports remain in place and have been further tightened, including through the announcement in December 2025 of arrangements limiting tungsten exports for the 2026-2027 period to a limited number of approved exporters, and negotiations between the United States and China are ongoing. With China accounting for a significant share of global tungsten supply, any changes in laws and regulations, export or import restrictions, tariffs or sanctions, or any perpetuation or escalation of any existing restrictions, tariffs or sanctions, could create volatility in the market and affect both the cost of inputs we require for our projects and the price environment for tungsten.

The recent and evolving introduction, modification, suspension, reimposition and threatened expansion of tariffs and other trade measures between major economies, including the United States, China and the European Union, have contributed to increased uncertainty in global trade and international supply chains. The scope, duration and application of these measures continue to evolve and remain subject to change. Tariffs, export controls, sanctions and other trade restrictions, together with the occurrence of trade disputes or other governmental actions relating to tariffs, trade agreements or trade policies, could adversely affect global economic conditions, disrupt international trade, increase market volatility and adversely affect the cost of inputs required for our projects, the price environment for tungsten and our business, financial condition, results of operations and prospects.

The imposition of any tariff on tungsten ore, concentrates, oxide and related materials produced and sold by us may adversely affect our business, financial condition and results of operations. In addition, tariffs on the import of critical equipment or materials required for either the capital development or operating phases of our projects could materially increase our capital or operating costs. Elevated tariffs could also limit the supply or availability of such equipment or materials, which may have a material adverse impact on our business.

Changes in geopolitical conditions, including a reduction or reversal of current trade restrictions and critical-minerals policies, could materially reduce the strategic importance of domestic tungsten projects like ours and adversely affect our business.

Our business strategy is premised in part on the current geopolitical and national-security environment, including ongoing trade tensions between the United States and China, China’s restrictions on exports of certain strategic minerals and U.S. government policies aimed at strengthening domestic supply chains for critical minerals. These developments have increased interest in and potential support for U.S.-based tungsten projects such as ours.

There is no assurance that these conditions will continue. Any improvement or de-escalation in U.S.-China relations, a reduction or removal of tariffs or export controls or a shift in U.S. government priorities regarding access to critical minerals could lessen or eliminate the perceived strategic value of domestic tungsten production. Similarly, if China were to resume or expand exports of tungsten or other related materials, global supply and pricing dynamics could change materially, which could reduce the demand for U.S. domestic tungsten production.

In addition, the U.S. Department of War and other federal agencies may decide not to continue, or may significantly reduce, efforts to promote domestic critical-minerals development. If government interest or policy support for domestic tungsten projects declines, our ability to attract financing, secure commercial partnerships or advance the development of our projects could be adversely affected. These developments could have a material negative impact on our business, prospects and the potential economic viability of our projects.

Increases in production costs may adversely affect our business.

Changes in our production costs could have a major impact on our profitability. Our principal production expenses are contractor costs, equipment, materials, personnel costs and energy. Changes in costs at any of our current or future mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, weather and climate conditions, increases in the costs of explosives, oil, steel, reagents, power supply and other consumables, union demands and scarcity of labor and could result in changes in profitability or reserve or resource estimates. Many of these factors may be beyond our control. For example, the availability of grid power in Nevada in the near term remains uncertain. Any delays in the delivery of grid power could significantly and adversely affect our ability to develop and operate mining projects, including Pilot Mountain and Tempiute and our financial condition and results of operations.

We rely on third-party suppliers for equipment hire and for a number of raw materials, including but not limited to fuel and, if we proceed to scale and advance towards production operations, steel and reagents. Any material increases in the cost of equipment hire or raw materials, or our inability to source viable and economic alternative third-party suppliers for the supply of our equipment and raw materials, could have a materially adverse effect on our results of operations or financial position.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

In order to fund the costs associated with the exploration, development, mining and processing of minerals from our properties and our mine plans and to meet expected future obligations, we may, from time to time, be required to obtain additional financing. Given that our Pilot Mountain and Tempiute projects are currently in the development and exploration stages, respectively, and are not generating operating cash flows, our ability to fund such activities will depend heavily on access to external financing. Although we raised approximately $21 million in aggregate gross proceeds through a private placement of ordinary shares and received a $6.2 million award from the U.S. Department of War in July 2025, and raised approximately $68.3 million in aggregate gross proceeds in our initial public offering of ADSs completed in March 2026, we expect that we will continue to incur significant expenditures and will require substantial additional capital in future periods to advance feasibility, permitting and construction, including in respect of the initial capital expenditures of approximately $288.7 million for the Pilot Mountain project estimated in the PFS. Metal prices, environmental rehabilitation and restitution, revenue and income taxes, transportation and other operating costs, working capital needs, capital expenditures and geological results are also factors which may have an impact on the amount of additional financing that may be required.

Equity and debt markets are subject to significant volatility and because the Pilot Mountain and Tempiute projects have no recent production history, obtaining financing may be more difficult. In addition, tungsten prices are reported only in weekly quotations rather than through continuous live markets and this relative lack of transparency may make financing our projects more challenging compared to other metals with more liquid markets. Further, debt financing, if available, may also impose certain restrictions on our operating activities or include financial covenants, such as accompanying tungsten hedging requirements and minimum liquidity levels, or restrict our ability to enter into additional financing arrangements. There is no guarantee that such equity or debt financing will be available to us or that these financings would be obtained on terms favorable to us. Any inability to secure financing on favorable terms or at all may adversely affect our business and financial position and may result in a delay or indefinite postponement of exploration, development or production of any or all of our properties, or even a loss of exploration or development rights.

See Item 5.B.

If we incur indebtedness in the future, we may be subject to restrictive covenants and security arrangements that could limit our operational and financial flexibility and a default could have a material adverse effect on our business.

Any debt financing we obtain in the future may contain covenants that impose restrictions on our operations, such as limitations on additional indebtedness, liens, asset sales, investments, acquisitions, dividends, share repurchases or other distributions, as well as requirements to maintain certain financial ratios or other performance metrics. These restrictive covenants could restrict our ability to pursue strategic opportunities, respond to changing market conditions or fund necessary capital expenditures and could place us at a competitive disadvantage relative to peers not subject to such restrictions.

If our indebtedness is secured by some or all of our assets, including our mineral properties, a default under the relevant financing agreements could result in the lender foreclosing on the collateral, which could include our most significant operating assets. In the event of a default, lenders may accelerate repayment of outstanding amounts and exercise remedies that could materially and adversely affect our financial condition and ability to continue as a going concern. Even if we are able to comply with these restrictive covenants, the need to monitor and manage compliance could divert management attention from operations. There can be no assurance that we will be able to meet any future debt service obligations or comply with restrictive covenants in any future debt instruments and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including the need to obtain government permits, consents and licenses.

Exploration, development and mining activities are subject to laws and regulations governing health and work safety, employment standards, environmental matters, social matters, mine development, prospecting, mineral production, exports, taxes, labor standards, reclamation obligations and other matters. In Nevada, where our Pilot Mountain and Tempiute projects are located, our operations are also subject to U.S. federal laws as well as permitting requirements administered by the Nevada Division of Environmental Protection (“NDEP”) and the federal Bureau of Land Management (“BLM”). For example, development of the Pilot Mountain project will require a Plan of Operations (“PoO”) and related Environmental Assessment (“EA”) or Environmental Impact Statement (“EIS”) from the BLM, as well as applicable NDEP permits (including water pollution control, reclamation and air quality permits, as required). Future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements or in the terms of permits and agreements applicable to us or our properties, which could have a material adverse impact on our operations, including our exploration programs and future development projects. Although recent Executive Orders, including numerous issued in 2025 and 2026 relating to energy security, critical-mineral production and supply chain resilience, have emphasized federal priorities to strengthen domestic critical-minerals development, there can be no assurance that such priorities will continue.

Our projects are subject to review and permitting by both the NDEP and federal authorities. Obtaining necessary permits and licenses can be a complex, time-consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, administrative or legal proceedings brought by governmental agencies or other third parties, penalties or other liabilities, which could have an adverse effect on our business, financial condition or results of operation.

We are also subject to laws and regulations and acts by authorities related to environmental protection, health and safety, cultural and natural resource protection, water usage and reclamation that may limit or modify our exploration and development plans or impact our work programs, production volumes, costs and any future reserves and resources. For example, we acquired key water rights at Pilot Mountain; however, additional approvals may be required as projects advance. The Pilot Mountain and Tempiute projects will require an approved PoO, environmental assessments and reclamation bonding before construction can commence. The Company has an approved PoO for the Pilot Mountain project for exploration and pre-feasibility work to expand the disturbed land area in connection with drilling and related activities. The Company submitted a mine PoO for the Pilot Mountain project to the BLM which is expected to initiate the NEPA environmental review process with respect to mine development. The mine PoO and the related EA or EIS will be reviewed by federal and state regulators. There can be no assurance that the mine PoO, the EA or EIS will be accepted as submitted, or that they will not be significantly modified in a manner that could delay or prevent the planned works or the quality of our potential reserves or resources.

For any future mine development contemplated by the PFS, the Company may be required to submit additional filings to federal and state agencies, including an updated mine PoO and EA, or potentially a more expansive EIS. There can be no assurance that any such filings will result in the required approvals to advance the projects as planned, or at all, and any delay in, or expansion of the scope of, such environmental review could delay the development timeline contemplated by the PFS.

Disagreements with local communities and other stakeholders could adversely impact our business and reputation.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that (i) other stakeholders (including employees, communities surrounding our operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities and/or (ii) we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We work to consider the interest of all stakeholders including but not limited to communities, but we may face opposition with respect to our current and future development, exploration and operation of projects and mines, which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations are often critical of the mining industry and related practices, including the use of hazardous substances in processing activities. The adverse publicity generated by these organizations or others related to extractive industries generally, or to our operations specifically, could negatively impact our reputation, financial condition and relationships with the communities in which we operate or our stakeholders generally. They may engage in protests or bring administrative or legal proceedings to object to the issuance of required permits, require environmental reviews or seek damages. These actions may be related not only to current activities, but also the historic mining activities of previous owners. Any such opposition, criticism, adverse publicity protests or proceeding could adversely affect us and result in the potential loss of our rights or failure of our projects.

Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

Mining, processing, development and exploration activities depend on access to and an ability to maintain adequate and reliable infrastructure, including roads, railways, power sources and water supply. If the required infrastructure is not readily available, it may have to be built and there is no assurance that it can be built in a timely manner or at all. There is no assurance that we can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes, landslides and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics. Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

In Nevada, our projects are located in remote areas and depend on the availability and maintenance of access roads, power lines and water infrastructure. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our business, financial condition and results of operations. NV Energy, the electricity utility serving the area of the Pilot Mountain project, has indicated that it could take five years or more to deliver grid power to the site. As a result, alternative power sources are being evaluated for our Nevada projects, which may significantly increase potential operating costs or delay or prevent advancement. At the Tempiute project, although a power substation is located on the property, the condition, capacity and timing of any connection to key property infrastructure are uncertain and may require significant upgrades, so the availability of electricity from the grid may present a significant issue that could delay or prevent the advancement of the project. Changes in the quantity of water in regions where we operate, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions. Water shortages may also result from environmental and climate events that are out of our control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect future production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands and additional water management requirements. In addition, we cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact our operations. The loss of water rights, in whole or in part, or shortages of water to which we have established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which we operate that could limit our access to sufficient water resources. Additionally, failure to manage water discharge or contamination risks could lead to environmental liabilities and reputational damage.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Our operations and exploration activities depend on permits, approvals and licenses from governmental regulatory agencies and other authorities (including federal agencies such as BLM, state agencies and county authorities) in the jurisdictions in which we operate. Our Pilot Mountain project currently consists of unpatented mining claims located on land managed by the BLM and we conduct exploration and early development work there through our U.S. subsidiaries. Our Tempiute project, by contrast, consists of both patented claims and unpatented mineral claims. We are subject to laws and regulations that can change at any time and changes in laws and regulations may require modifications to our plans and operations and result in unanticipated capital expenditures. We are also exposed to political and regulatory risk in our relationship with governmental and regulatory authorities that issue these permits and approvals.

Apart from unpatented mining claims, we may need to obtain various federal, state and county authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our projects. Such authorizations, licenses and permits may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought and there is no assurance that new conditions will not be imposed in connection with renewal. In addition, failure to comply with applicable laws and regulations, including failure to pay annual BLM and county claim maintenance fees, may invalidate title to mineral rights held by us.

If so, the costs of holding or renewing our unpatented mining claims and other approvals may render our business objectives unviable. Accordingly, we need to continually assess the economic and technical potential of each project to determine if the costs of maintaining the claims and permits are justified by the results of operations to date and we might elect to let some of our claims lapse. There can be no assurance that permits and approvals will be obtained on terms favorable to us, or at all, for our future intended exploration or development targets.

We are also subject to laws and regulations and acts by authorities, related to dams, caves, Indigenous People and Traditional Communities that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources.

Our business faces uncertainties and risks relating to the development of its Pilot Mountain and Tempiute tungsten projects.

Our ability to achieve tungsten production in the future is dependent on the successful development of the Pilot Mountain and Tempiute tungsten projects. Pilot Mountain has completed the pre-feasibility study stage, with the results of the PFS announced on June 30, 2026, and Tempiute is a historic producing tungsten mine where drilling is underway as of H2 2026. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

●	the accuracy of the resource estimates;
●	metallurgical recoveries from PFS-stage metallurgical test work at Pilot Mountain and historical records at Tempiute;
●	capital and operating costs of such projects;
●	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;
●	the reliability of construction designs and accuracy of engineering;
●	changes in scope;
●	the ability to manage large-scale construction;
●	the future prices of commodities, including tungsten, to which our projects’ economics are highly sensitive; and
●	changes and restrictions from new or current environmental rules as they apply to the planned projects.

Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues and local community relations or other events, could result in the development of the Pilot Mountain and Tempiute tungsten projects becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from our estimates, or we may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with the projects, in which case the projects may not proceed either on their anticipated timing or at all.

Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase and delays can often occur prior to production reaching its expected steady-state levels. We may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pilot Mountain and Tempiute tungsten projects.

The development of the Pilot Mountain project has been assisted by a $6.2 million award from the U.S. Department of War; approximately $6.1 million of this funding has been received as of the date of this Annual Report on Form 20-F. The final payments are anticipated on delivery of the final reporting and contract completion. We funded the PFS from cash on hand, including amounts received under the award. We have not yet secured the additional financing required to complete development of the Pilot Mountain project, including in respect of the initial capital expenditures of approximately $288.7 million estimated in the PFS. A budget of $28.0 million has been approved by our board for the Pilot Mountain for work through June 30 2027. Current expenditures relating to the Tempiute tungsten project are currently budgeted at $9.6 million for work through June 30, 2027, however this budget is subject to change, management approvals and regular project reviews. We expect to fund development and exploration work and initial scoping and engineering activities, as applicable, at Pilot Mountain and Tempiute from available cash resources.

The development and operation of the Pilot Mountain and Tempiute tungsten projects are subject to obtaining and maintaining various permits, licenses and regulatory approvals from local, regional and national authorities, including federal permits from the BLM for activities on unpatented mining claims and related annual BLM maintenance fees and filings, as well as state environmental approvals. The permitting process can be lengthy, complex and subject to change and there is no guarantee that all necessary approvals will be obtained in a timely manner or at all.

Cyberattacks, including unauthorized disclosure, destruction or modification of data through cybersecurity breaches, computer viruses or otherwise may adversely affect our business and reputation.

We are reliant on the continuous and uninterrupted operations of our information technology systems, including our networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT Systems”) and the IT Systems of our vendors and third-party service providers, to operate our business. User access and security of all IT Systems are critical elements to our operations. Our operations depend, in part, on how well we and our suppliers protect IT Systems against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. These risks are evolving as IT Systems and cyberattacks or breaches become more sophisticated and prevalent. These cyberattacks are also becoming increasingly sophisticated through the use of artificial intelligence and machine learning tools and tactics and are often well-funded, including in some cases by state sponsors. These disruptions may also occur for non-malicious reasons, such as the widespread server-related outages caused by CrowdStrike’s defective software update in July 2024. Any IT System’s failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.

Our operations also depend on the timely maintenance, upgrade and replacement of IT Systems, as well as preemptive expenses to mitigate the risks of failures. Increasingly, the operating and control systems at our projects rely on IT Systems to monitor ongoing operations and optimize performance. Our financial control and accounting systems depend on our IT Systems and our workforce increasingly works remotely, which has further increased our reliance on our IT Systems and associated risks. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, may further expose our IT Systems to risk. As our use of IT Systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, we may have to incur significant costs to upgrade our IT Systems to protect against any failures. New or improved IT Systems that we procure may have defects, not be installed properly or not integrate with our other IT Systems.

Our IT Systems could be compromised by unauthorized parties attempting to extract sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by our employees or vendors. A cybersecurity incident (including system-encrypting ransomware) resulting in a security breach or failure to identify a security threat could disrupt our business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

The occurrence of one or more IT System’s failure could have effects including damage to our equipment, operational delays, loss or corruption of data, compromise of confidential or otherwise protected information, delay in the delivery of supplies and services, increased health and safety risks, increases in capital expenditures, loss of production, accidental discharge of regulated materials, expensive remediation efforts, distraction of management, damage to our reputation and events of noncompliance, which could lead to regulatory fines or penalties, or ransom payments. Any of the foregoing could have a material adverse effect on our results of operations and financial performance.

Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Because critical minerals are considered strategically important in the United States, companies involved in their exploration and development may attract heightened attention from threat actors and our operations may face an elevated risk of cyberattacks compared to other mining companies. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Mining operations involve significant hazards and a high degree of risk.

Our exploration, development and mining operations are subject to significant risks inherent to the mining industry, some of which are beyond our control. Such risks include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability. We may undertake underground rehabilitation and development work in the year ahead which would bring additional risks and require additional safety measures, insurance and expense. Although we believe adequate precautions to minimize risk are being taken, mineral-process operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

In addition, from time to time, we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

Our business is exposed to the cyclicality of global economic activity.

Our business, financial performance and results of operations are significantly affected by the market prices and demand for the metals we are developing and expect to produce in the future, particularly tungsten from our Pilot Mountain and Tempiute projects, which in turn is driven by a wide variety of cyclical global macroeconomic factors.

Historically, prices and demand for metals have been subject to wide fluctuations which can be material and can occur over short periods of time and are affected by numerous factors beyond our control, including the cyclicality of consumer and industrial consumption. We cannot predict whether and to what extent metal prices and demand will rise or fall in the future. An increase in the production of metals worldwide or changes in, among other things, technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for these metals.

A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that are able to sell once in production and, therefore, materially adversely impact our results of operations and financial position.

Future declines in tungsten prices could have an adverse impact on our results of operations and financial position and we may consider curtailing, modifying or discontinuing certain exploration, development or production operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in tungsten prices.

Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short term due to the high capital intensity of mining operations. If tungsten prices drop significantly, the economic prospects of the Pilot Mountain, Tempiute or any other tungsten projects we may acquire or develop could be significantly reduced or rendered uneconomic.

Low tungsten prices would affect our liquidity and ability to raise equity capital and borrow for any future mine development. If these conditions persist for an extended period, we may have to look for other sources of cash. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products and make acquiring long lead capital items more challenging and expensive.

Conditions of global conflict can bring significant market volatility in equity and debt capital markets, making financing and/or favorable terms more difficult to obtain and causing significant cost changes as well as supply chain challenges. We do not have any hedging in place for offtake of products, the costs or the supply of critical items such as, but not limited to, fuel and reagents for our mining projects.

Our business is subject to health, safety and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.

Environmental laws and regulations may affect us. These laws and regulations set various standards regulating environmental quality, natural resources, reclamation and workplace health and safety. These laws and regulations are administered and enforced by a number of governmental authorities, such as the U.S. Environmental Protection Agency, the U.S. Mine Safety and Health Administration, the BLM, the Nevada Bureau of Mining Regulation and Reclamation and the NDEP. We may incur substantial costs to maintain compliance with environmental, health and safety laws and regulations and such costs could increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Failure to comply with these environmental, health and safety laws and regulations may result in the orders suspending or restricting our operations, administrative civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, investigatory cleanup or other remedial obligations, or other adverse effects on our business, financial condition or operations. Current and future legislative, regulatory and judicial action could result in changes to operating permits, material changes in operations and increased capital and operating expenditures, among others.

These laws and regulations require us to obtain federal and state permits and approvals for our operations and projects, including, for example, an approved PoO, environmental assessments, environmental impact statements and reclamation bonding for the Pilot Mountain and Tempiute projects. The Company has an approved PoO for the Pilot Mountain project for exploration and pre-feasibility work to expand the disturbed land area in connection with drilling and related activities. The Company submitted a mine PoO for the Pilot Mountain project to the BLM which is expected to initiate the NEPA environmental review process with respect to mine development. The mine PoO and the related EA or EIS will be reviewed by federal and state regulators. We also expect that any future exploration or development activities at our Tempiute project would require obtaining additional federal and/or state permits and approvals and may be subject to further environmental review. These permits and approvals are often necessary to start construction, continue operations or in connection with significant changes in existing operations. Our permits may be suspended or revoked in connection with violations of permit conditions or applicable environmental, health and safety laws and regulations, the impact of our operations on the environment or changes in the nature and scope of our activities. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the property. Any unexpected delays or costs associated with the licensing or permitting process could delay the exploration or development or impede the operation of any of our projects, which could adversely impact our operations and profitability.

Certain environmental laws, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, joint and several liability for costs to investigate, remediate and restore sites where hazardous substances have been stored or released, including sites subject to legacy contamination. We may be required to investigate or remediate contaminated properties currently or formerly owned or operated by us or third-party sites at which waste materials we generated were disposed, regardless of whether such contamination resulted from our actions or from the conduct of others. Additionally, claims for damages to persons or property, including damages to natural resources, may result from the environmental, health and safety impacts of our operations.

In addition, mining is subject to potential risks and accidents that could result in serious injury or death to employees or members of our human capital. The impact of any such accidents and liabilities could affect the profitability of our operations, cause an interruption to operations, lead to a loss of permits or licenses, affect our reputation and our ability to obtain further permits or licenses, damage community and stakeholder relations and reduce our perceived appeal as an employer.

Substantial and increasingly intense competition may harm our business.

The mineral exploration, development and production industry is intensely competitive in all of its phases and we must compete in all aspects of our operations with a substantial number of large established mining companies, as well as mid-tier and junior miners and exploration companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower-cost structures, more effective risk management policies and procedures and/or greater ability than us to withstand losses.

Many of these companies currently have greater resources than we do to be able to identify and evaluate prospective mineral projects or titles and often have greater financial resources to be able to pursue their acquisition. In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.

There is also a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where we operate, such as Nevada and in other jurisdictions where we may contemplate conducting activities. Many companies and individuals are engaged in the mining business and, as a result, the competition for these properties is intense. We may be at a competitive disadvantage in acquiring talent or mining properties, as we must compete with these companies and individuals, some of which may have greater financial resources and larger technical staff than us or be able to leverage synergies that are not available to us.

Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, there can be no assurance that we will be able to compete successfully for new mining properties. The increase in tungsten prices over the past two years has resulted in an increased interest in active tungsten projects and more competition generally.

The increase in the price of tungsten over the past two years has attracted a number of companies to focus on mining and exploration for tungsten in the United States and elsewhere. For example, several historically producing mines have been acquired by companies with the objective of re-starting production. The increased focus on tungsten in the mining industry may bring increased competition for capital and resources needed for new tungsten mines. New increased mining opportunities may create the perception or reality of increased supply of tungsten, which may negatively affect the price of tungsten and create competition for off-take contracts and downstream processing facility capacities.

As global efforts to reduce dependency on Chinese tungsten increase and Chinese export bans come into effect, competition among non-Chinese producers and new entrants into the tungsten supply chain may also intensify. This new competitive dynamic could impact pricing, market share and long-term profitability. Failure to maintain cost competitiveness or secure strategic partnerships may adversely affect our market position.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

Our business is dependent on retaining the services of our key management personnel with a variety of skills and experience, including in relation to the development and operation of our projects in Nevada and any other jurisdictions in which we may operate in the future. Our success is and will continue to be dependent to a significant extent on the expertise and experience of our directors and senior management. The loss of the services of key personnel could have a materially adverse effect on our business. Our success will also depend to a significant degree upon the contributions of qualified technical personnel and our ability to attract and retain highly skilled personnel. Competition for such personnel is significant. Any inability to attract and retain these people could have a material adverse effect on our business and operations.

Labor disputes may disrupt our operations from time to time.

Production at our mining operations and development projects is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labor relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners in Nevada and other jurisdictions where we operate could materially adversely affect our business and results of operations. Such events could reduce production, delay project timelines and result in us not meeting our business objectives.

In addition, relations between us and our employees may be affected by changes in the scheme of labor relations and employment laws introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations. Furthermore, we are reliant on the integrity and good conduct of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and we could be exposed to unknown and unmanaged risks or losses, including regulatory sanctions and serious harm to our reputation. Our adoption of the QCA Corporate Governance Code and the Code of Conduct (as defined below), among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behavior nor can we guarantee compliance with legal and regulatory requirements. If material employee misconduct does occur, our business, financial condition and results of operations could be adversely affected.

Our business could be adversely affected by the performance of our counterparties and outside contractors we do not control.

It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors and we may rely on outside contractors for such future activities. We also rely on third parties for certain transportation, logistics, maintenance and sample analysis. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on our business and operations. We are also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) us having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) an inadequate contractor cybersecurity program or customer data management and privacy, exposing us to external attacks or leaking of our confidential information, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our directors and officers are or may become subject to conflicts of interest.

Certain of our directors and officers are or may become associated with other mining and/or mineral exploration and development companies, including entities with current or potential operations in Nevada or in the tungsten sector, which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required to disclose that interest and abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. Further, any failure of our directors or officers to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to us in accordance with applicable corporate governance policies and relevant laws could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

The acquisition of title to mineral properties is a detailed and time-consuming process and there is no guarantee that title to such mineral properties will not be contested or challenged.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to and the area of mineral concessions may be defective or disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to such mineral property interests will not be contested or challenged. Third parties may have unregistered or unknown valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided and we may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. In the United States, unpatented mining claims are subject to oversight by BLM and require the payment of annual maintenance fees and compliance with other regulatory obligations; failure to meet such requirements could result in loss of title.

Our mineral property interests may be subject to prior unregistered agreements or transfers and ownership may be affected by undetected irregularities. Mining rights may be contested and, if such contest is successful, the development of our assets and/or operations may be adversely affected.

Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities.

Our insurance policies may not be sufficient to cover all claims.

Our business and operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, as well as potential supply chain disruptions and cybersecurity incidents. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events or delays in cash receipt from an insurance claim recovery may cause us to incur significant costs and cash outflows that could have a material adverse effect upon our financial performance and results of operations. In addition, certain policies may include deductibles, exclusions or coverage limitations that could result in us bearing a portion of any loss. The Company carries certain insurance coverage, including for third-party liability and directors’ and officers’ liability, but there can be no assurance that such insurance will be adequate to cover any particular loss or that it will continue to be available on acceptable terms, if at all. If the Company elects to work underground, this may increase insurance costs.

Natural disasters, as well as geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack tailings failures and rock fragility and climate change may have an adverse effect on our business.

We and the mining industry are facing continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather, including extreme heat events and significant rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material. There can be no assurance that future weather events will not adversely affect mining and exploration activities at our Nevada projects or at any other locations we may operate in the future. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. At certain locations, recoveries may be affected by water availability and quality, which is a material consideration in arid regions such as Nevada. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. We can provide no assurance that we will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.

Our potential mining and processing operations are, in some instances, energy intensive. We acknowledge climate change as an international and community concern. Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could adversely impact our operations, the operations of our supply chain partners, the demand for the minerals produced by our operations, our decisions to pursue future opportunities or maintain existing operations, which could have an adverse effect on our business and future operations. We can provide no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Such regulatory requirements and stakeholder requests and demands may have an adverse impact on us. Further, the supply and availability of electrical components could be challenging and create delays in our projects.

Our business may be adversely affected by increasing environmental, social and governance-related legal requirements or stakeholder-driven demands, including pertaining to climate change.

Recent regulatory, compliance and transparency demands on environmental, social and governance (“ESG”) matters by regulatory authorities, investors, financial institutions, insurers and reinsurers, among others, may represent a challenge for us in terms of transparency, timeliness, veracity and depth of the information revealed. ESG requirements and disclosure expectations differ across jurisdictions and stakeholders and are subject to change over time at the local, state or federal level. ESG is a complex and evolving area of regulatory and stakeholder requirements and our communications or actions in this area may give rise to scrutiny, protests or legal challenges by special interest groups or others. Our disclosures with respect to ESG matters may be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Mandatory ESG-related disclosures are also emerging as an area where we may be, or may become, subject to required disclosures in certain jurisdictions and any such mandatory disclosures may similarly necessitate the use of hypothetical, projected or estimated data, some of which is not controlled by us and is inherently subject to imprecision. Disclosures reliant upon such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Although we may adopt ESG-related targets, we may not be able to meet them in the manner or on such a timeline as initially contemplated and we cannot guarantee that such targets will improve our ESG profile, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results. Further, despite any voluntary actions, we may receive pressure from certain investors, lenders, employees or other groups to adopt more aggressive ESG-related targets or policies, but we cannot guarantee that we will be able to implement such targets because of potential costs or technical or operational obstacles. Furthermore, our approach to ESG matters may become the subject of scrutiny by stakeholders that may have divergent or conflicting views regarding ESG or in connection with laws, regulations and policies aimed at restricting or discouraging the consideration of ESG factors by companies, which could adversely affect our reputation, business, financial performance, market access and growth.

Our reputation, as well as our stakeholder relationships, could be adversely impacted as a result of, among other things, any failure to meet any ESG plans or targets or stakeholder perceptions of statements made by us, our employees and executives, agents or other third parties or public pressure from investors or policy groups to change our policies. Furthermore, public statements with respect to ESG matters, such as emission reduction goals, other environmental targets or other commitments addressing certain social issues, are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential ESG benefits. We may face increased litigation risk from private parties and governmental authorities related to our ESG efforts. Additionally, any such alleged claims of greenwashing against us or others in our industry could lead to negative sentiment and the diversion of investment. To the extent that we are unable to respond timely and appropriately to any negative publicity, our reputation could be harmed. Damage to our overall reputation could have a negative impact on our financial results and require additional resources to rebuild our reputation.

In addition, certain governments have introduced or are introducing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to greenhouse gas emissions (such as carbon taxes) and energy efficiency is becoming more stringent in certain jurisdictions. If these regulatory trends continue, this may result in increased costs at our operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: (i) accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; (ii) ability to achieve identified and anticipated operating and financial synergies; (iii) unanticipated costs; (iv) diversion of management attention from existing business; (v) potential loss of our key employees or key employees of any business acquired; (vi) unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and (vi) decline in the value of acquired properties, companies or securities.

To acquire properties and companies, we may be required to use available cash, incur debt, issue additional ADSs or other securities or a combination of any one or more of these. This could affect our future flexibility and ability to raise capital, to explore, develop and operate our properties and could dilute existing shareholders and decrease the trading price of our securities. There is no assurance that when evaluating a possible acquisition, we will correctly identify and manage the risks and costs inherent in the business to be acquired. There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and regulations.

Evaluating, negotiating and completing an acquisition may also require substantial management time commitments, regardless of whether the acquisition is completed. The negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

We may enter into joint ventures or other strategic arrangements, which could limit our ability to control project development and expose us to additional risks.

We may from time to time enter into joint ventures, partnerships or other strategic arrangements with third parties in connection with the exploration, development or operation of our projects. These arrangements may involve the sharing of ownership, management and operational control, which could result in us having to rely on our partners for technical expertise, access to financing, regulatory compliance or day-to-day operational decisions. Our interests may not be aligned with those of our partners and disagreements or disputes could arise that may delay decision-making, result in litigation or arbitration or otherwise impair the development or operation of the project.

In addition, our partners may fail to meet their obligations, experience financial or operational difficulties or take actions contrary to our interests, including failing to fund their share of project costs. If we are unable to enforce our rights under the relevant agreements, we may be required to contribute more capital or assume additional obligations to protect our investment.

Any loss of control over a material project, or a failure by a partner to perform its obligations, could have a material adverse effect on our business, results of operations and financial condition.

Our reputation could be damaged, including as a result of the actual or perceived occurrence of any number of events and could include any negative publicity, whether true or not, which could have an adverse impact on our financial performance, cash flows and growth prospects.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at a much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, including environmental incidents, safety events, permit or regulatory compliance issues, disputes with local communities or negative commentary from stakeholders or media and could include any negative publicity, whether true or not. While we intend to protect our image and reputation, we do not ultimately have direct control over how we are perceived by others.

Reputational damage, including reputational damage to other mining companies operating in jurisdictions where we operate, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations, increased regulatory scrutiny and an impediment to our overall ability to advance our projects and strategy, which could have a material adverse impact on our results of operations, financial condition and prospects. While we intend to operate in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

Uncertainties relating to taxes in the countries in which we have operations could materially adversely affect our financial condition and results of operations and reduce net returns to our shareholders.

Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar “holidays” or our eligibility for treaty benefits were to change or be challenged for any reason, this could have a material adverse effect on our business, financial condition and results of operations. For example, if we were to fail to qualify for benefits under the U.S.-U.K. income tax treaty (such as due to the lack of sufficient trading of our ADSs), we could be subject to withholding taxes on payments we receive from our U.S. subsidiaries.

We may be subject to tax audits by various tax authorities in the jurisdictions where we operate. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be materially adversely affected in the future due to such changes.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Our ability to utilize tax losses carryforwards or any other tax attributes to offset taxable income may be subject to various limitations under U.S. or U.K. tax laws. Furthermore, it is possible that amounts shown on our financial statements as deferred tax assets may in fact not be utilized in full to reduce our future taxable income and such amounts may require adjustments from time to time.

We will incur increased costs as a result of operating as a public company in the United States.

We are a public company with shares admitted to trading on AIM and our ADSs admitted to trading on the NYSE American and, as a result, we have incurred and will continue to incur significant legal, accounting and other expenses that we would not incur if our shares were traded solely on AIM. As a public company listed on a stock exchange in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted and to be adopted, by the Securities and Exchange Commission (the “SEC”) and the NYSE American. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the ongoing transition to also being a public company in the United States. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, these rules and regulations are often subject to varying interpretations and evolving guidance, which may create continuing uncertainty regarding compliance obligations and require ongoing revisions to our disclosure and governance practices, further increasing compliance costs.

Certain members of our management team have experience managing a company publicly traded in the United States and complying with the increasingly complex laws pertaining to public companies in the United States. However, other members of the Board and management do not have such experience. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses.

In addition, pursuant to Section 404(a) of the Sarbanes-Oxley Act, our senior management will be required to furnish a report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after our initial public offering which occurred in March 2026 (our “IPO”). While we remain an emerging growth company, we will not be required to include an attestation report from our independent registered public accounting firm mandated by Section 404(b). However, preparing for eventual compliance with Section 404 will nonetheless require dedicating internal resources, potentially engaging outside consultants and adopting detailed work plans and testing procedures. Despite these efforts, there is a risk that we may be unable to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective. If we identify one or more material weaknesses, it could result in a loss of confidence in the reliability of our financial statements and an adverse reaction in the financial markets.

Our management team may not successfully or efficiently manage our ongoing transition to being a public company in the United States subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Failure to comply with existing and future rules and obligations of the stock exchanges on which our securities are listed may subject us, our subsidiaries and/or members of our management team to, among other things, delisting, litigation, investigations, expenses, fines and other applicable sanctions.

Any of these effects could harm our business, financial condition and results of operations.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

We may from time to time be party to civil, environmental, tax, labor, criminal, regulatory and administrative or legal proceedings, as well as arbitration and administrative proceedings. We cannot guarantee that the outcome will be favorable to us and that we have adequately recorded provisions for any such proceedings.

Decisions contrary to our interests that involve substantial amounts, especially in cases in which we have not recorded provisions or in which the amounts provisioned are lower than final adjudicated amounts, could prevent our conduct of business as planned and may have an adverse effect on our results of operations and business. In addition, government authorities may have understandings or interpretations different from ours in connection with the conduct of our business and may subject us to contingencies for other reasons that require us to spend significant amounts or lead to the loss of grants from government authorities.

Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

See Item 8 for further information.

We may identify material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Prior to our IPO, we were not an SEC registrant and were not required to assess or report on the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act.

In connection with the audit of our Consolidated Financial Statements for the fiscal year ended June 30, 2026, our external auditors obtained an understanding of our internal controls relevant to their audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal controls in accordance with the provisions of the Sarbanes-Oxley Act.

We are required to comply with the requirements of the Sarbanes-Oxley Act, including establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures. As an emerging growth company, we are not required to comply with the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act until we cease to qualify as an emerging growth company. However, our management will be required to assess the effectiveness of our internal control over financial reporting under Section 404(a) beginning with our second annual report on Form 20-F following our IPO.

If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE American, regulatory investigations and civil or criminal sanctions.

Our testing of internal controls may in the future reveal deficiencies that are considered material weaknesses or significant deficiencies, any of which could have a material adverse effect on our business and results of operations.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. We have policies and procedures to review potential acquisition candidates for a variety of due diligence matters, including compliance with applicable regulations, laws and title records prior to acquisition. Despite these efforts, realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations of the United Kingdom, the United States and other jurisdictions in which we operate, that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have adopted a set of policies, initially put in place at the time of our AIM listing and we continue to update them as our business evolves. These policies are supported by procedures and resources designed to address both new and existing legal and regulatory requirements, including through the engagement of qualified compliance professionals and, where appropriate, external advisors. However, any errors, failures or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our counterparties and to monitor transactions and business relationships. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays or disruptions to our operations, make it more difficult for us to conduct business with certain counterparties and reduce the attractiveness of our business.

Proposed changes to United States federal mining and public land law could impose, among other things, royalties and fees paid to the United States government by mining companies and royalty holders.

Periodically, members of the United States Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the disposition of metallic minerals on lands owned by the federal government. Some of our mineral properties occur on unpatented mining claims located on United States federal lands. There have been recent proposals to amend the United States mining law to impose royalties or other fees on the production of select hardrock minerals, such as tungsten, from U.S. federal lands, as well as reclamation fees on production from federal and other lands.

Any such proposal, if enacted by the United States Congress, could substantially increase the cost of holding mining claims and could reduce our revenue from unpatented mining claims and on other lands in the United States. Moreover, such legislation could significantly impair the ability of our properties to develop mineral resources on unpatented mining claims. Although at this time we are not able to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines. Passage of such legislation may result in a material and adverse effect on our profitability, results of operations, financial condition and the trading price of our securities.

Land reclamation and mine closure may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we may be in the future required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that may be spent on reclamation over the life of a mine’s operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities.

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology and market changes to address mitigation and adaptation requirements related to climate change.

As an exploration- and development-stage company focused on tungsten and other critical minerals in the United States, we are exposed to various risks in the global transition to a lower-carbon economy across our operations, supply chain and downstream industries. These risks stem from potential government or other third-party commitments to reducing greenhouse gas emissions in the short, medium and long term, which could in the future require us to make significant investments and incur significant expenses. We may not be able to adequately adapt our business to any economic transitions geared towards limiting global warming.

As part of global value chains and with evolving policy actions around climate change, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new climate change regulations and standards. Our failure to make progress in these areas on a timely basis, or revisions of any initiatives and goals we may adopt, could adversely affect our businesses, access to capital and reputation.

We intend to monitor identified transition risks, such as (i) potential changes in environmental or climate-related regulations that could increase permitting or compliance requirements for mining and exploration projects, (ii) evolving investor and lender expectations regarding environmental, social and governance performance, (iii) reputational risks or challenges in maintaining stakeholder support if sustainability standards are perceived as inadequate and (iv) market or supply chain developments that may require demonstrating low-carbon or responsibly sourced production to secure offtake or financing. While we currently consider our exposure to such transition risks to be limited given our focus on exploration and development of critical minerals that support the energy transition, ongoing policy, market or investor developments could, over time, increase compliance obligations, affect permitting timelines or influence access to capital.

Our holding company structure makes us dependent on the operations of our subsidiaries.

The only material asset of our holding company is all of the outstanding capital stock of our operating subsidiaries. As such, we are dependent on the earnings and cash flow of and dividends and distributions from our operating subsidiaries to pay our expenses incidental to being a public holding company and to pay any cash dividend or distribution on our securities, in each case that may be authorized by our board of directors. The ability of our subsidiaries to pay dividends or make other distributions to us is subject to applicable law and may be restricted by covenants in future debt or other financing agreements, as well as the need to retain funds for their own operations, development projects and obligations. In the event of a subsidiary’s liquidation, we may lose all or a portion of our investment in that subsidiary. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and the price of our securities.

Concentration of future sales among a limited number of customers could expose us to significant risks.

We currently do not generate revenue from the sale of tungsten concentrate or other mineral products and do not have any binding offtake or sales agreements in place. If production begins at the Pilot Mountain and Tempiute tungsten projects, we expect that sales of our products may be concentrated among a limited number of customers, particularly in the early years of production. Dependence on a small number of customers could expose us to a variety of risks, including reduced pricing leverage, higher credit risk and the potential loss of a significant portion of our future revenues if any such customer reduces or ceases purchases from us. In addition, the loss of any major customer, delays in entering into offtake agreements or failure to secure new customers on favorable terms could materially and adversely affect our business, financial condition and results of operations. In June 2023, we entered into a non-binding letter of intent with Global Tungsten & Powders LLC, located in Towanda, Pennsylvania. The letter of intent is non-binding and does not establish any firm offtake commitments or conditions.

We have not yet secured any binding offtake agreements for our products and may be unable to do so on commercially acceptable terms or at all.

We have not entered into any binding offtake or sales agreements for tungsten or any other products that may be produced from our Pilot Mountain and Tempiute tungsten projects. Offtake agreements are often an important component in securing project financing, as they can provide revenue certainty and demonstrate market demand. If we are unable to negotiate offtake agreements on terms acceptable to us, or at all, we may face challenges in obtaining the financing required to develop and operate our projects.

In addition, without binding offtake agreements in place prior to production, we would be exposed to prevailing market prices at the time of sale, which may be volatile and could be materially lower than projected prices used in our feasibility studies. The absence of committed buyers could also result in delays in selling our production, potentially leading to reduced revenues, lower cash flows and adverse impacts on our business, financial condition and results of operations. Even if we secure offtake agreements, they may contain conditions precedent, termination rights or other provisions that could limit their effectiveness in supporting project financing or guaranteeing sales.

Risks Related to Our Securities

Any sale of a substantial number of our ordinary shares or ADSs, or the perception that such sales may occur, could adversely affect the price of our securities.

Sales of substantial amounts of our securities in the public market, or the perception that these sales could occur, could adversely affect the market price of our securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our securities.

The price of our securities may be volatile and may fluctuate due to factors beyond our control.

The price for our securities may vary from the market prices. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies and the trading price of our securities may be volatile due to factors beyond our control. As a result of this volatility, if you purchase our securities, you may not be able to resell those securities at or above the purchase price. The market price of our securities may fluctuate significantly due to a variety of factors, including, among others:

●	operating results that vary from the expectations of securities analysts and investors;
●	the perceived value and development progress of our mineral projects;
●	changes in the price of tungsten and other commodities we may produce;
●	the operating and securities price performance of companies that investors consider to be comparable to us;
●	announcements of strategic developments, acquisitions and other material events by us or our competitors;
●	failure to meet or exceed project development timelines or cost estimates;
●	issuance of new or updated research or reports by securities analysts;
●	changes in government regulations
●	significant legal proceedings;
●	financing or other corporate transactions;
●	the loss of any of our key personnel;
●	sales of our ADSs or ordinary shares by us, our executive officers and board members or our shareholders in the future;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole; or volatility in the metals and mining sector; and
●	other events and factors discussed in this “Risk Factors” section and elsewhere in this Annual Report on Form 20-F, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their securities and may otherwise negatively affect the liquidity of our securities. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the holders of our securities were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our securities and our trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts may not publish research on us. Given our current stage of development and lack of revenue from operations, analysts may be less inclined to initiate or maintain coverage. If too few securities or industry analysts provide coverage on us, the trading price for our securities would likely be negatively affected. In the event securities or industry analysts provide coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price of our securities and trading volume to decline. In addition, because our securities may be thinly traded, any such changes in coverage or sentiment could result in increased price volatility.

The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

Our ordinary shares are admitted to trading on AIM and our ADSs trade on the NYSE American. We cannot predict the effect of the dual listing on the value of our ADSs and ordinary shares. The dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM. In the event that we decided to cancel admission of our ordinary shares to trading on AIM, requisite consent of shareholders in a general meeting would be required pursuant to the AIM Rules for Companies, unless the London Stock Exchange agrees otherwise. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.

The NYSE American may in the future delist our ADSs from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Since March 2026, our ADSs have been listed on NYSE American under the symbol “GMTL”. We cannot assure you that our ADSs will continue to be listed on NYSE American. If NYSE American delists our ADSs from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our ADSs;
●	a determination that our ADSs are “penny stock” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our ADSs;
●	a limited amount of news and analyst of coverage for our Company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company,” a “smaller reporting company” and a “foreign private issuer” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” and “smaller reporting companies” will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are permitted to present only two years of financial results, as compared to three years, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of any December 31 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following June 30 (our fiscal year-end). We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting ordinary shares held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or (i) we no longer have annual revenues of less than $100 million during the most recently completed fiscal year and (ii) our voting and non-voting ordinary shares held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

In addition, we report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we are permitted to take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. Foreign private issuers, like emerging growth companies and smaller reporting companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company or smaller reporting company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. We may take advantage of these exemptions until such time as we are no longer a foreign private issuer.

We qualify as a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, as a foreign private issuer with a fiscal year ending on June 30, we are not required to file our annual report on Form 20-F until 120 days after fiscal year-end, whereas U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers, some investors may find our securities less attractive and there may be a less active trading market for our securities.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

As a foreign private issuer listed on the NYSE American, we are subject to corporate governance listing standards. However, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain NYSE American corporate governance listing standards, provided that we disclose which requirements that we have not complied with in any year and confirm the U.K. corporate governance practices we have complied with. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. For example, neither the laws of the United Kingdom nor our articles of association (“Articles of Association”) have quorum requirements similar to Section 123 of the NYSE American LLC Company Guide. Although we voluntarily comply with the higher corporate governance standards of the QCA Corporate Governance Code, we could include non-independent directors as members of our nomination and remuneration committee and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We may in the future elect to follow home country practices in the United Kingdom with regard to other matters. Therefore, our shareholders may be afforded less protection than they otherwise would have under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers. See Item 16.G.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer, and be required to transition on January 1 of the following year, at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

●	the majority of our executive officers or directors are U.S. citizens or residents;
●	more than 50% of our assets are located in the United States; or
●	our business is administered principally in the United States.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE American rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to a U.S. domestic issuer by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the NYSE American, which could cause investors to lose confidence in our public reports and could have a material adverse effect on the trading price of our securities. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

UCAM Limited (“UCAM”) beneficially owns approximately 22% of our ordinary shares. This concentration of ownership and voting power will limit your ability to influence corporate matters.

UCAM beneficially owns approximately 22% of our issued and outstanding ordinary shares. As a result, UCAM has the power to exercise significant influence over matters requiring shareholder approval, including the election of directors, amendments to our Articles of Association and certain transactions. Furthermore, we could be prevented from entering into transactions that could be beneficial to us or other shareholders, or third parties could be discouraged from making an offer or take-over bid to acquire us at a price per share or ADS that is above the then-current market price. In addition, if UCAM were to sell a substantial amount of its ordinary shares, the market price of our securities could fall. The perception that such a sale could occur may also adversely affect the market price of our securities.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may increase the risk of holding ADSs.

The share price of ordinary shares is quoted on AIM in pounds sterling, while our ADSs trade on the NYSE American in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may result in differences between the value of our ADSs and the value of ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in the United Kingdom of any ordinary shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in pound sterling on ordinary shares represented by our ADSs could also decline.

If we issue shares or ADSs in future financings, shareholders may experience dilution, our operations may become restricted or we may have to relinquish valuable rights, all of which could cause the price of our securities to decline.

We may from time to time issue additional shares or ADSs at a discount from the trading price of our shares or ADSs. As a result, our security holders would experience immediate dilution upon the issuance of any of our shares or ADSs at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including but not limited to public and private equity offerings, debt financings and strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, our equity holders’ interests will be diluted, and the terms of the securities may include liquidation or other preferences that may be senior to the rights of our existing shareholders or holders of ADSs.

Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our equity holders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our securities to decline and existing equity holders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our IP or products, or grant licenses on terms unfavorable to us.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders in the U.S. unless we register the offer and sale of the rights and the securities to which the rights relate under the U.S. Securities Act of 1933, as amended (the “Securities Act), or an exemption from the registration requirements is available.

Because we may not pay any cash dividends on our securities in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.

We have never declared or paid cash dividends on our ordinary shares. Under current U.K. law, a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (determined by reference to our relevant (non-consolidated) accounts), before dividends can be paid. Moreover, in respect of a U.K. public company, both before and after any distribution is made, the amount of the company’s net assets must not be less than the aggregate of its called-up share capital and undistributable reserves. Therefore, we must have distributable profits and sufficient net assets before issuing a dividend. In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. As a result, capital appreciation, if any, on our securities may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your securities at or above the purchase price. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. See Item 8.A.

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, NYSE or Nasdaq. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-traded companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, our ADSs or of the ordinary shares underlying our ADSs, may not reflect the underlying value of our company. In addition, because AIM operates during different trading hours than the U.S. markets, discrepancies in timing may contribute to increased volatility in the trading price of our securities.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement.

Pursuant to the deposit agreement, the depositary will solicit voting instructions from ADS holders only if it receives notice of a shareholders’ meeting and sufficient information in a timely manner and if such solicitation is practicable and permitted under applicable law. Upon receipt of such notice, and subject to the terms of the deposit agreement and applicable law, the depositary will endeavor, insofar as practicable, to notify holders of ADSs and solicit voting instructions.

If timely notice is not received, or if solicitation is not practicable or permitted under applicable law, ADS holders may not receive voting materials or be able to instruct the depositary to vote the ordinary shares underlying their ADSs.

Holders of the ADSs will not be able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

English law generally provides shareholders with preemptive rights when new shares are issued for cash. Shareholders’ preemptive subscription rights, in the event of issuances of ordinary shares against cash payment, may be disapplied by a special resolution of the shareholders at a general meeting of our shareholders. On December 17, 2025, our shareholders approved the exclusion of preemptive rights, with such authority expiring on the earlier of 15 months from the date of approval of that exclusion or the conclusion of our next annual general meeting. Such exclusion will need to be renewed upon expiration (i.e., on the earlier of the date that is 15 months after December 17, 2025, or the conclusion of our next annual general meeting) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). The absence of preemptive rights for existing equity holders may cause dilution to such holders.

Furthermore, ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent. Under the deposit agreement, the depositary will not make rights available to ADS holders unless the rights and any related securities are registered under the Securities Act or exempt from registration under the Securities Act. The depositary may attempt to sell any such subscription rights relating to the ordinary shares underlying the ADSs and distribute the net proceeds of any such sale to ADS holders pro rata, after deduction of applicable fees, taxes and expenses. However, the depositary is under no obligation to make any such sale. If the depositary determines that the sale of rights is unlawful or not reasonably practicable, it will allow the rights to lapse, in which case ADS holders will receive no value for these rights.

Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

Purchasers of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.

You may be subject to limitations on transfers of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason, in accordance with the terms of the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York. Under the deposit agreement, by holding or owning an American Depositary Receipt (“ADR”) or ADS or an interest therein, ADS holders and beneficial owners irrevocably agree that any legal suit, action or proceeding against or involving ADS holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADS holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the depositary and/or us brought by ADS holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

These choice of forum provisions may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings.

Under the deposit agreement, the depositary may bring actions against us arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby in the state or federal courts located in New York, New York or, at the depositary’s option, in any competent court in England and Wales. Notwithstanding the foregoing, ADS holders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder. Claims arising under the Securities Act may be brought in federal or state courts as provided in Section 22 of the Securities Act, and claims arising under the Exchange Act are subject to the exclusive jurisdiction of the federal courts pursuant to Section 27 of the Exchange Act.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006 (as amended) (the “Companies Act 2006”) and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. For further information, please see Item 10.B.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, the transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication)), applicable delivery expenses or other such fees, charges or expenses, or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders; but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Our passive foreign investment company (“PFIC”) status for any taxable year is subject to uncertainty. If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the investor will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consist of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is generally treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, certain rents and royalties, net gains from assets that produce passive income and net gains from transactions in commodities, with an exception for certain active business commodities gains (the “Commodities Exception”). Cash is generally a passive asset for PFIC purposes. The value of a company’s goodwill and other intangible assets is active under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income (including from governmental grants, which are not shown on our income statements but we treat as income for U.S. federal income tax purposes) and the estimated value of our assets (including the value of our goodwill and other intangible assets that are not shown on our balance sheet), we believe that we were not a PFIC for our taxable year ended June 30, 2026. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Prior to our mines becoming operational, our gross income may consist primarily of government grants and consultancy and technical service fees (which we believe are likely to be treated as active income to the extent included in our income for U.S. federal income tax purposes) and interest (which is passive income). However, the treatment of the government grants as our taxable income and the classification of such income as active for purposes of the PFIC rules is not entirely clear. Moreover, the receipt of government grants and consultancy and technical service fees is non-recurring in nature, and the government grants are subject to various conditions. In addition, the amount of our gross income and the timing of its inclusion for U.S. federal income tax purposes may differ from their accounting treatment (and thus may not correspond to the amounts shown on our income statements), and the Internal Revenue Service may disagree with the timing or amount of income that we or an investor may consider as earned for any taxable year. Therefore, there can be no assurance as to the amount of any non-passive income earned by us for any taxable year. It is possible that our non-passive gross income (if any) for any taxable year will constitute 25% or less of our total gross income, in which case we will be a PFIC for such year. Once we commence earning income from sales of minerals in future taxable years, our PFIC status for any taxable year may depend upon the extent to which our income will be treated as active under the Commodities Exception, the application of which may not be entirely clear in all cases.

Furthermore, because we hold a significant amount of cash, our PFIC status for any taxable year depends in part on the value of our goodwill and other intangible assets. If the value of our goodwill and other intangible assets for any taxable year is determined by reference to our market capitalization (which has been, and may continue to be, volatile, particularly prior to the commencement of sales of minerals from our mines), the risk of us being or becoming a PFIC for any taxable year will increase if our market capitalization fluctuates or declines significantly.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Taxation—Material U.S. Federal Income Tax Considerations” below.

Item 4. Information on the Company

A. History and development of the company

Guardian was incorporated as a private limited company with the legal name Golden Metal Resources Limited under the laws of England and Wales on April 22, 2021, with the company number 13351178. On March 8, 2022, Guardian re-registered as a public limited company, and on July 4, 2024, changed the company name to Guardian Metal Resources PLC. The address of Guardian’s registered office is c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom, and its telephone number is +(44) 20 7078 8496. The Company’s agent for service of process in the United States is Golden Metal Resources, LLC, address 3800 Howard Hughes Parkway STE 1000, Las Vegas, Nevada 89169, United States of America. The Company was formed to hold and advance the Nevada mineral exploration assets previously held by Power Metal Resources PLC.

On May 10, 2023, the Company’s ordinary shares were admitted to trading on the AIM market of the London Stock Exchange under the ticker “GMET”. On October 13, 2023, the Company also obtained a cross-listing on the U.S. OTC market to broaden its investor base. On March 24, 2026, the Company completed its IPO on NYSE American, in which it issued and sold an aggregate of 5,055,953 ADSs, representing 25,279,765 ordinary shares, at a public offering price of $13.50 per ADS, including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option. Since March 2026, the Company’s ADSs have been listed on NYSE American under the symbol “GMTL”.

Since incorporation, Guardian has progressively expanded its portfolio of mineral assets in Nevada. At the time of admission to AIM in May 2023, the Company held four projects: Pilot Mountain (tungsten-copper-silver-zinc), Garfield (gold-silver-copper), Stonewall (gold-silver) and an earn-in option at Golconda (gold). In July 2023, the portfolio was expanded through the staking of mineral claims over the Kibby Basin lithium project, bringing the total to five projects by 2024. In 2025, the Company further broadened its asset base by entering into a lease-option agreement to acquire Tempiute project, increasing the portfolio to six projects. In 2026, the portfolio was expanded through the staking of mineral claims over the Cinch tungsten-silver project, Pilot North tungsten-copper-silver project and White Elephant tungsten project, bringing the total to nine projects.

In January 2025, we completed the option to purchase the historical Tempiute (also known as the Emerson) tungsten mine in Nevada, following a letter of intent signed on October 31, 2024 and a definitive agreement dated January 25, 2025. Since completion of that acquisition, we have completed an initial exploratory drilling program. Drilling is continuing at Tempiute, and the Company has set an objective for 2027 of an initial resource assessment. There can be no assurance that a resource from such early-stage drilling will be established at Tempiute. During the fiscal year ended June 30, 2026, we also advanced pre-feasibility study workstreams at our Pilot Mountain project, including resource and geotechnical drilling, baseline environmental studies and early permitting activities.

In July 2025, we raised approximately £15.6 million (approximately $21.0 million) in aggregate gross proceeds through a private placement of 25,945,000 ordinary shares and received a $6.2 million Defense Production Act Title III award from the U.S. Department of War in support of the accelerated exploration and development of the Pilot Mountain project. In March 2026, we completed our U.S. initial public offering of 5,055,953 ADSs (representing 25,279,765 ordinary shares), including ADSs sold pursuant to the underwriters’ exercise of their option to purchase additional ADSs, at a public offering price of $13.50 per ADS, for aggregate gross proceeds of approximately $68.3 million, and our ADSs were listed on the NYSE American under the symbol “GMTL”. See Item 9.A “The Offer and Listing—Offer and listing details” and Item 14.E “Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of proceeds.”

In May 2026, we announced the identification of an approximately 550-acre footprint of historical tungsten-enriched mine tailings at Tempiute and the staking of 193 additional mining claims, increasing the overall Tempiute project footprint by over 375%. In June 2026, we announced the discovery of the Tremor zone, a newly identified tungsten-mineralized skarn zone at Pilot Mountain. On June 17, 2026, we acquired property and water rights from Lincoln Estates Group LLC for a purchase price of $1.3 million in cash, comprising approximately 841 acres of real property and 2,540 acre-feet per annum of water rights located less than 10 miles from Tempiute. On June 30, 2026, we announced the results of the PFS for Pilot Mountain. See Item 4.B “—Mining Properties.”

On June 26, 2026, Tempiute Inc. was incorporated as an indirect wholly owned subsidiary of the Company, held through Golden Metal Resources, LLC. As part of an internal corporate reorganization, with effect from 11:59:59 p.m. (Pacific time) on June 30, 2026, BFM Resources Inc. was merged into Pilot Metals Inc., with Pilot Metals Inc. as the surviving entity, and Pilot Metals Inc. became a wholly owned subsidiary of Golden Metal Resources, LLC. In connection with the reorganization, Guardian Gold Ltd., our wholly owned subsidiary incorporated in England and Wales, changed its name to Guardian Exploration Ltd, and our interests in the Garfield, Golconda, Kibby Basin, Stonewall, Cinch, Pilot North and White Elephant projects were transferred from Golden Metal Resources, LLC to Guardian Exploration Inc., a newly incorporated Nevada corporation wholly owned by Guardian Exploration Ltd. Following the end of fiscal year 2026, on July 7, 2026, we entered into a strategic partnership with the Montana Mining Association, advanced in conjunction with Montana Technological University and the Army Research Laboratory, under which we expect to supply an initial approximately 250-400 tonnes of stockpiled legacy ore from Tempiute for trial processing in Philipsburg, Montana. On July 14, 2026, we announced exploration results across our non-core portfolio, including at the newly staked Cinch, Pilot North and White Elephant. See Item 4.B “—Mining Properties” and Item 8.B “Financial Information—Significant changes.”

On September 10, 2026, we announced that we had entered into a collaboration agreement on August 25, 2026, with Oritain Global Limited (“Oritain”), a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers.

On September 14, 2026, we announced exploration results and related technical information from the Tremor zone and the Good Hope zone at Pilot Mountain, as described in Item 4.B “Business Overview—Exploration results subsequent to fiscal year end: Tremor zone and Good Hope zone.”

Capital expenditure

For capital expenditures (including current capital expenditures), reference is made to Note 9 to the Consolidated Financial Statements included in the Annual Report 2026.

During the fiscal year ended June 30, 2026, our capital expenditures comprised capitalized exploration and evaluation expenditures of approximately $27.9 million, all of which related to our mineral projects in Nevada, United States, including approximately $18.9 million at Pilot Mountain and approximately $9.0 million at Tempiute. These capital expenditures were financed from internal resources, being cash on hand, including the net proceeds of our July 2025 private placement and our March 2026 initial public offering and amounts received under the DoW award; we did not incur indebtedness to finance capital expenditures. No principal divestitures are currently in progress.

For the fiscal years ended June 30, 2025 and 2024, our capital expenditures comprised capitalized exploration and evaluation expenditures of approximately $8.1 million and $1.5 million, respectively, in each case relating to our mineral projects in Nevada and financed from cash on hand. On June 17, 2026, we acquired property and water rights from Lincoln Estates Group LLC for $1.3 million in cash, as described above. Our principal capital expenditures currently in progress comprise the continued advancement of Pilot Mountain toward a feasibility study and the ongoing drilling program at Tempiute, for which our board has approved budgets of approximately $28.0 million and $9.6 million, respectively, for work through June 30, 2027, all of which relate to our projects in Nevada and which we expect to fund from available cash resources. The board of directors may approve additional funding beyond the budgets based on cash availability, financing opportunities or other potential funding sources.

No significant divestments took place in the fiscal period 2023-2026.

Public takeover offers

No such offers occurred during fiscal year 2026 or have occurred in fiscal year 2027 to date.

Available information

The SEC maintains a website at www.sec.gov which contains, in electronic form, each of the reports and other information that Guardian has filed electronically with the SEC. Guardian’s website address is www.guardianmetalresources.com. The information contained on, or accessible through, the website is not incorporated by reference herein, and any information contained in, or that can be accessed through, the website should not be considered as part hereof. The website address has been included as an inactive textual reference only.

B. Business overview

We are a U.S.-focused exploration- and development-stage critical minerals company with a portfolio of tungsten and polymetallic projects located in the State of Nevada. Our principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of scheelite-bearing skarn mineralization that have seen prior tungsten mining activity by third parties. In addition, we hold early-stage copper, gold, silver and lithium exploration properties, which we believe provide optionality and exposure to broader critical-minerals thematic trends.

Tungsten is designated as a critical mineral in the United States and the European Union. A diversified, domestic supply of tungsten in the United States is increasingly viewed as strategically important due to concentrated global production and recent export controls in China, which accounted for approximately 84% of global output in 2024, according to industry sources. Over the past year, we have advanced our flagship Pilot Mountain project through a drilling program that returned tungsten, silver and zinc intercepts, and have continued geological, metallurgical, environmental and engineering work to support future development planning. The results of the PFS for Pilot Mountain were announced on June 30, 2026, and the project moved into the definitive feasibility stage. The PFS included the initial declaration of reserves at Pilot Mountain.

Operations

We do not currently operate producing mines and have not generated revenue from mineral production. Our activities are focused on the exploration, technical evaluation and development of our mineral properties, including the advancement of the Pilot Mountain project following completion of the PFS, and on preparing the groundwork for future permitting and development decisions. Our projects are located within established mining jurisdictions in Nevada, where mining regulations and permitting processes have historically been favorable to the sector.

Our operational activities include exploration and resource definition drilling, environmental baseline studies and engineering studies. These programs are conducted through our U.S. subsidiaries and supported by independent consultants, including qualified persons as defined under Subpart 1300 of Regulation S-K.

In addition to ongoing work at Pilot Mountain and Tempiute, we manage a portfolio of earlier-stage exploration projects, including the Garfield gold-silver-copper project, the Golconda gold project, the Kibby Basin lithium project, the Stonewall gold-silver project, the Cinch tungsten-silver project, the Pilot North tungsten-copper-silver project and the White Elephant tungsten project. Together, we believe these properties provide a pipeline of exploration opportunities across multiple commodities within Nevada, a well-established mining jurisdiction. We continue to evaluate opportunities to advance our assets, maintain regulatory compliance and meet the technical and environmental requirements associated with future project development.

Principal markets

Our strategy is to supply tungsten and other critical minerals into U.S. and allied supply chains, particularly those supporting defense, energy transition, nuclear fusion and high-technology industries. Tungsten has been designated as a critical mineral by the U.S. government due to its importance in defense applications and limited non-Chinese supply sources. Should we advance our projects to production, we expect to market products primarily to customers in the U.S.

Seasonality

Our exploration activities may be subject to seasonal constraints, including winter weather conditions in Nevada that can affect access and drilling schedules. However, Nevada’s climate generally allows year-round exploration. We do not expect seasonality to materially affect our business.

Raw materials/tungsten

Tungsten is our primary focus commodity. Tungsten is valued for its high melting point, strength and density, making it critical for defense, aerospace, nuclear and industrial applications. Global supply is dominated by China, which has historically accounted for more than 80% of production and refined supply, according to industry sources. U.S. policy emphasizes the need for domestic and allied sources of tungsten to reduce reliance on Chinese supply. We believe Pilot Mountain, our flagship project, is one of the largest known undeveloped tungsten deposits in the U.S. and positions us to potentially become a key domestic supplier.

Nevada is generally regarded as a favorable jurisdiction for mineral exploration and development. Nevada also has a long history of mineral development, with well over a century of gold and silver mining activity, and remains one of the most established mining jurisdictions in the United States. Such assessments are generally based on factors such as regulatory transparency, geological potential and permitting frameworks and should not be interpreted as assessments of, or guarantees of, permitting or regulatory outcomes for our projects.

Marketing channels

We do not currently generate revenue and have no commercial sales. Should our projects advance to production, we expect to market tungsten concentrate and any by-products to refiners, processors and industrial end-users in the United States and other jurisdictions seeking secure sources of critical minerals. We have engaged in preliminary, non-binding discussions with certain potential customers, including Global Tungsten & Powders LLC, regarding the possible future supply of tungsten concentrate; however, these discussions are at an early stage, are non-binding and may not result in any definitive agreement or commercial arrangement. There can be no assurance that any such discussions will lead to production, sales or revenue.

For our gold and copper assets, should they be developed, we would expect to sell gold doré to refiners and copper concentrate to commodity traders or smelters, consistent with industry practice. We do not expect to engage in direct consumer marketing. Our distribution strategy will therefore focus on strategic and industrial counterparties positioned within U.S. and Western supply chains.

Competitive environment

The mineral exploration and development business is highly competitive. We compete with other exploration companies for the acquisition of prospective mineral properties, technical expertise and access to capital. Many of these companies currently have greater resources than we do to be able to identify and evaluate prospective mineral projects or titles and often have greater financial resources to be able to pursue their acquisition. In addition, we also encounter competition for the hiring of key personnel whether as employees, consultants or other service providers. The mineral exploration and mining industry is currently facing a shortage of experienced mining professionals. Moreover, the demand for exploration equipment (including drilling rigs), technical consultants and assay labs is very high and such personnel and services may not be available, or if they are, at costs that are greater than expected resulting in an increase in our costs. This competition affects us by increasing the time and cost to conduct exploration activities.

The tungsten market is characterized by significant supply concentration and limited new project development. According to industry sources, China accounts for approximately 80%-85% of global primary tungsten supply, although its share is forecast to decline over the long term as ore grades fall, production costs increase and government mining quotas tighten. Chinese exports of controlled tungsten products such as APT and tungsten oxides continue to affect the market. According to industry sources, in January and February 2026, China exported approximately 1,805t of tungsten products, a 28% decrease compared to the same period in 2025.

Demand for tungsten is expected to grow broadly in line with global GDP, with the defense sector representing the fastest-growing end-use segment as military spending increases across NATO member states and other jurisdictions. Global tungsten markets are currently tight, with concentrate prices near record levels, driven by constrained Chinese supply, growing demand from defense applications and increased geopolitical uncertainty, including China’s 2025 export controls on APT, tungsten oxides, carbides and certain alloys.

We believe our Nevada tungsten projects, particularly Pilot Mountain and Tempiute, are positioned to benefit from the increasing strategic importance of non-Chinese tungsten supply, given their location in a stable jurisdiction with proximity to U.S. and Western end-markets. However, we face competition from established global producers and from new and restarted tungsten projects, including those in Kazakhstan, South Korea, Spain, the United Kingdom, Canada and Australia. Our ability to maintain a competitive position will depend on our success in advancing our projects to production, controlling costs and securing long-term offtake and customer relationships.

Customers and contracts

We are an exploration- and development-stage company and currently do not generate revenue from mineral production or sales. We have not entered into any binding offtake agreements. In June 2023, we entered into a non-binding letter of intent with Global Tungsten & Powders LLC in respect of a potential future offtake agreement for tungsten concentrate from our Pilot Mountain project, subject to the completion of technical and legal due diligence; in light of the increase in tungsten prices since the letter of intent was entered into, we expect that its commercial terms would need to be updated in connection with any definitive agreement. We may from time to time enter into additional memoranda of understanding or option agreements with strategic or industrial partners.

Suppliers

As an exploration- and development-stage company, we do not maintain in-house drilling or laboratory operations and are therefore reliant on third-party contractors and service providers to carry out our exploration programs. These contractors include drilling companies, geophysical survey providers, assay laboratories, environmental consultants and other technical specialists, all of which are widely available in Nevada and surrounding states. While we do not believe we are materially dependent on any single supplier, the success and cost-efficiency of our programs depend on the continued availability of high-quality contractors and exploration services.

From time to time, the exploration sector experiences increased demand for drilling rigs, assay turnaround and skilled labor, particularly during periods of elevated commodity prices. Such conditions may increase costs or cause delays to our planned work programs. In addition, the sourcing of certain consumables, such as fuel, explosives and geochemical reagents, may be subject to market price volatility and supply chain constraints.

We intend to mitigate these risks by maintaining relationships with multiple contractors, engaging well-established providers and planning our work programs to allow flexibility in scheduling. For our tungsten and lithium projects, we may also require specialized metallurgical and technical services and we believe Nevada offers sufficient expertise to support our exploration and future development activities.

Products

We have not commenced commercial production. Our efforts are focused on identifying and defining mineral resources of tungsten in Nevada and the subsequent development of such resources. Our Pilot Mountain and Tempiute projects are tungsten-dominant, with potential by-products of copper, silver, zinc and gallium. We also hold early-stage projects prospective for tungsten (White Elephant), tungsten-copper-silver (Pilot North), tungsten-silver (Cinch), gold-silver-copper (Garfield), gold (Golconda), lithium (Kibby Basin) and gold-silver (Stonewall).

Dependence on patents, licenses, contracts and processes

We do not rely on patents or proprietary technologies in our business. Title to our projects is held through either unpatented, placer or mill site claims administered by the BLM as well as patented claims. The unpatented, mill site and placer claims are subject to annual maintenance fees and compliance with applicable mining laws and regulations. We are also party to certain option agreements, including our earn-in right at the Golconda project and the lease-option agreement to acquire the Tempiute tungsten project, which require us to make staged payments in order to maintain our interests.

We do not currently have any binding offtake agreements in place. We have, however, entered into non-binding arrangements, including a letter of intent with Global Tungsten & Powders LLC regarding potential future sales of tungsten concentrate from Pilot Mountain. We and Global Tungsten & Powders LLC have also engaged in preliminary discussions regarding potential cooperation areas relating to future supply chain development initiatives in the United States and allied jurisdictions. These discussions are exploratory in nature, do not create any binding commitments for either party and may not result in any formal agreements. We engage in preliminary discussions regarding other offtake agreements from time to time. Any future offtake, cooperation or supply-chain arrangements would depend on, among other factors, the advancement of our projects, market conditions, technical due-diligence outcomes and the negotiation of mutually acceptable terms. We also signed a memorandum of understanding with Oxford Sigma Limited in respect of potential tungsten applications in the fusion energy industry. These arrangements do not create enforceable obligations and may not result in binding contracts. Our ability to finance and develop our projects may in the future depend on securing binding offtake agreements with refiners, processors or end-users of tungsten and other commodities, and there can be no assurance that such agreements will be entered into on commercially acceptable terms or at all.

Intellectual property

We rely on a combination of confidentiality as well as employee and third-party non-disclosure agreements, to establish and protect our intellectual property rights. As of June 30, 2026, we did not own any patents or copyrights and we have not registered or otherwise protected any trademarks. We own the domain names covering our brand “Guardian Metal Resources” and related logos and we maintain domain names, including “www.guardianmetalresources.com.”

Regulation

The exploration and development of a mining prospect are subject to regulation by a number of federal and state government authorities. Mineral exploration and development on federal lands are principally governed by the General Mining Law of 1872, as amended, which authorizes U.S. citizens and companies to locate mining claims on federal lands open to mineral entry. All of our Nevada projects, including Pilot Mountain, Tempiute, Garfield, Golconda, Kibby Basin, Stonewall, Pilot North, White Elephant and Cinch, include unpatented lode, mill site and/or placer mining claims administered by the BLM. To maintain these claims in good standing, we must comply with BLM regulations, including annual maintenance fees, performance of assessment work and submission of required filings. Tempiute, in addition to unpatented BLM mining, mill site and placer claims, includes certain patented (private) mining claims.

Under BLM regulations, low-impact activities such as surface mapping and sampling qualify as “casual use” and generally do not require prior approval, whereas mechanized exploration activities, including road construction and drilling, require either a notice-level filing or an approved PoO, depending on the level of proposed surface disturbance. Notice-level filings generally cover disturbance of up to approximately five acres; larger programs require a PoO, which is subject to review under the National Environmental Policy Act (“NEPA”), including preparation of an environmental assessment and, in some cases, an environmental impact statement.

At the state level, the NDEP regulates water use, air quality, mine reclamation and closure and management of hazardous materials. Nevada law requires operators to prepare and maintain approved reclamation plans and to post financial assurance in the form of reclamation bonds to cover closure obligations. Additional state and local permits may be required for drilling, water rights and the use or storage of explosives. Compliance with these requirements is a condition for continuing exploration and for advancing projects toward development. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

As a public limited company incorporated in the United Kingdom, we are also subject to the Companies Act 2006, the AIM Rules for Companies, U.K. Market Abuse Regulation (Regulation (EU) 596/2014), the U.K. City Code on Takeovers and Mergers (the “U.K. Takeover Code”) and certain provisions of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority (“DTRs”) and other applicable securities regulations including U.S. securities law requirements.

Environmental, health and safety matters

Exploration activities in Nevada are subject to federal and state environmental, health and safety requirements. These laws and regulations address, among other matters, land use and reclamation, air emissions, water use and discharge, protection of plant and wildlife, hazardous substances management, waste handling, worker health and safety and community engagement.

Our current exploration activities, which include drilling, geophysical surveys, mapping, sampling and related fieldwork, require permits and approvals that govern the scope and method of operations. These permits impose conditions intended to limit environmental impacts, manage water and waste and require reclamation of disturbed areas. If our projects advance toward development, more extensive environmental review processes may apply, including environmental assessments or environmental impact statements under the NEPA.

Mining properties

This Annual Report on Form 20-F refers to mineral resource and mineral reserve estimates, including indicated and inferred mineral resources and probable mineral reserves. See “Introduction—Certain Definitions” for the definition of those terms. Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “qualified person” are to a qualified person as defined in S-K 1300. Our disclosure relating to mineral resources and mineral reserves is based on supporting documentation prepared by qualified persons. The technical report summary for the Pilot Mountain tungsten project has been prepared by qualified persons, as described herein, and has been filed as Exhibit 96.1 to this Annual Report on Form 20-F. We are a U.S.-focused exploration- and development-stage critical minerals company with a portfolio of tungsten and polymetallic projects located in the State of Nevada. Our mineral property portfolio includes the following:

Development-stage property

●	The Pilot Mountain Project (“Pilot Mountain” or the “Project”) — Pilot Mountain is a development-stage tungsten project (as defined in S-K 1300) located in the Walker Lane region of Mineral County, Nevada, approximately 19 air-kilometers east of the town of Mina. Pilot Mountain comprises 287 unpatented claims, including mill site claims, covering approximately 22.7 km² on federally administered BLM land and is accessible year-round from U.S. Highway 95 via gravel roads. We hold a 100% interest in the Project through Pilot Metals Inc. and Golden Metal Resources, LLC, our wholly owned subsidiaries. Pilot Mountain hosts the Desert Scheelite and Garnet tungsten-bearing skarn deposits together with several additional exploration targets, including the Gunmetal, Good Hope and Tremor zone targets. The results of the PFS for Pilot Mountain were announced on June 30, 2026, and probable mineral reserves have been declared for the Desert Scheelite and Garnet deposits with an effective date of June 15, 2026. For more information, see “— Individual Property Disclosure of Pilot Mountain.”

Exploration-stage properties

●	The Tempiute Project (“Tempiute”) — Tempiute is an exploration-stage tungsten project located in Lincoln County, Nevada, within the historic Tempiute tungsten district, a past-producing area during multiple periods of the 20th century. Tempiute consists of 65 unpatented lode mining claims, 10 patented mining claims, 9 mill site claims and 209 placer mining claims covering approximately 20.5 km². The unpatented lode, mill site and placer mining claims are situated on BLM-administered federal land. We hold an earn-in option to acquire up to 100% of the patented mining and select mill site (6), lode (4) and placer (2) mining claims pursuant to the Exploration Lease and Option to Purchase Agreement Tempiute Project, through Tempiute Inc., our wholly owned subsidiary. Tempiute contains numerous historical tungsten workings and known scheelite-bearing skarn occurrences and is considered prospective for additional skarn-style tungsten mineralization. Historical tailings are also being assessed for environmental matters and for potential resources. We advanced exploration activities at Tempiute through an extensive drilling program, with initial visual observations supporting the continuity and scale potential of multiple skarn zones beyond the historical underground mined area. We also expanded the Company’s land position at Tempiute through additional claim staking, including the historical Schofield open-pit mine and a further 193 claims covering historical mine tailings. Currently, exploration drilling, with two drill rigs, is being completed in close proximity to the former underground mine workings to identify areas with potential and to define, with further drilling, a mineral resource proximal to the underground mine workings.

Other projects

●	The Garfield Project (“Garfield”) — Garfield is an early-stage exploration gold-silver-copper project consisting of 218 unpatented mining claims covering approximately 17.81 km² in Nevada. We hold a 100% interest in Garfield through Guardian Exploration Inc., our wholly owned subsidiary. Garfield is prospective for gold, copper, silver and zinc, with historical reconnaissance work identifying several zones of anomalous base- and critical-metal mineralization. A 2% net smelter royalty (“NSR”) is retained by the vendor over the original claims (GAR 15 – 17) plus an area of influence, of which 1% may be repurchased by us.
●	The Golconda Project (“Golconda”) — Golconda is an early-stage exploration gold project comprising 44 unpatented mining claims covering approximately 3.04 km² in Humboldt County, Nevada. We hold an earn-in option to acquire up to 100% of Golconda pursuant to the Golconda Option Agreement. Upon full earn-in, the underlying owner would retain a 1% NSR, subject to a partial buy-back right. Golconda is prospective for Carlin-type gold mineralization, with historical trenching and geochemical sampling identifying multiple targets.

●	The Pilot North Project (“Pilot North”) — Pilot North is an early-stage exploration tungsten-copper-silver project comprising 113 unpatented mining claims covering approximately 9.44 km². We hold a 100% interest in Pilot North through Guardian Exploration Inc., our wholly owned subsidiary. Pilot North lies within a broader basin where historical drilling and geophysical surveys have identified tungsten, copper and silver mineralization.
●	The Cinch Project (“Cinch”) — Cinch is an early-stage exploration tungsten-silver project comprising 14 unpatented mining claims covering approximately 1.17 km². We hold a 100% interest in Cinch through Guardian Exploration Inc., our wholly owned subsidiary. Cinch lies within a broader basin where historical drilling and geophysical surveys have identified tungsten and silver mineralization.
●	The White Elephant Project (“White Elephant”) — White Elephant is an early-stage exploration tungsten project comprising 57 unpatented mining claims covering approximately 4.77 km². We hold a 100% interest in White Elephant through Guardian Exploration Inc., our wholly owned subsidiary. White Elephant lies within a broader basin where historical drilling and geophysical surveys have identified tungsten mineralization.
●	The Kibby Basin Project (“Kibby Basin”) — Kibby Basin is an early-stage exploration lithium project, consisting of 46 unpatented mining claims covering approximately 3.7 km² in Nevada. We hold a 100% interest in Kibby Basin through Guardian Exploration Inc., our wholly owned subsidiary. Kibby Basin lies within a broader basin where historical drilling and geophysical surveys have identified lithium. Kibby Basin is accessible through existing dirt roads and is situated on federally administered BLM land.
●	The Stonewall Project (“Stonewall”) — Stonewall is an early-stage exploration gold-silver project comprising 19 unpatented lode mining claims covering approximately 1.59 km². We hold a 100% interest in Stonewall through Guardian Exploration Inc., our wholly owned subsidiary. Stonewall hosts historical workings and surface geochemical anomalies that are consistent with epithermal precious-metal systems. The seller retains a 2% NSR, of which 1% may be repurchased by us.

Map

Our mineral properties are located throughout Nevada, as shown in the map below.

Pilot Mountain has not generated any mineral production. None of our other mineral properties has generated any mineral production, and we recorded no mineral production, in the aggregate, during the three most recently completed fiscal years ended June 30, 2024, 2025 and 2026. Following completion of the PFS and the declaration of probable mineral reserves with an effective date of June 15, 2026, Pilot Mountain is a development-stage property for purposes of S-K 1300. The following tables set out our mineral resources for Pilot Mountain as of May 26, 2026 and our probable mineral reserves for Pilot Mountain as of June 15, 2026. There was no production or other depletion of, and no other material change in, our mineral resources or mineral reserves between the respective effective dates of the estimates and June 30, 2026, and the estimates set out below accordingly constitute our mineral resources and mineral reserves as of the end of the fiscal year ended June 30, 2026.

Indicated and Inferred Mineral Resource Estimates for Pilot Mountain (as of May 26, 2026)

			Desert Scheelite Resources Exclusive Reserves
	Cut-off		Average Grade			Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	539,000	0.222	20.92	0.286	1,200	363,000	1,500
Inferred	0.04	1,933,000	0.158	11.48	0.286	3,000	713,000	5,500

Notes:

(1)	The effective date of Desert Scheelite mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Desert Scheelite mineral resource cut‑off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (tungsten trioxide (“WO3”)). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported exclusive of mineral reserves.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

			Garnet Mineral Resources Exclusive Reserves
	Cut-off		Average Grade		Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	98,000	0.144	3.65	0.173	140	11,000	170
Inferred	0.04	364,000	0.11	1.87	0.111	400	22,000	400

Notes:

(1)	The effective date of Garnet mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Garnet mineral resource cut-off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO₃). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported exclusive of mineral reserves.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade most inferred mineral resources to indicated mineral resources.

			Desert Scheelite Resources Inclusive Reserves
	Cut-off		Average Grade			Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	9,978,000	0.189	11.39	0.3	18,900	3,656,000	29,900
Inferred	0.04	1,933,000	0.158	11.48	0.286	3,000	713,000	5,500

Notes:

(1)	The effective date of Desert Scheelite mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Desert Scheelite mineral resource cut‑off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO3). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported inclusive of mineral reserves. Mineral reserves are a subset of the reported mineral resources and should not be added to the mineral resource estimates.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

			Garnet Mineral Resources Inclusive Reserves
	Cut-off		Average Grade		Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	2,158,000	0.127	3.18	0.233	2,700	221,000	5,000
Inferred	0.04	364,000	0.11	1.87	0.111	400	22,000	400

Notes:

(1)	The effective date of Garnet mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Garnet mineral resource cut-off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO₃). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported inclusive of mineral reserves. Mineral reserves are a subset of the reported mineral resources and should not be added to the mineral resource estimates.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade most inferred mineral resources to indicated mineral resources.

Probable Mineral Reserve Estimates for Pilot Mountain (as of June 15, 2026)

	Probable Mineral Reserves
Deposit	Tonnes	% WO3	t WO3	g Ag/t	oz Ag	% Zn	t Zn
Desert Scheelite	9,738,000	0.182	17,768	10.68	3,343,000	0.30	28,813
Garnet	2,085,000	0.120	2,507	2.78	186,000	0.22	4,583
Total Probable	11,822,000	0.171	20,275	9.28	3,529,000	0.28	33,396

Notes:

(1)	The effective date of the Desert Scheelite and Garnet mineral reserves is June 15, 2026.
(2)	The point of reference for mineral reserves is the crusher.
(3)	Resource blocks were diluted to the selective mining unit (“SMU”), and no additional dilution was added for reporting of reserves. The QP, RESPEC, responsible for the statement of reserves, believes that the blocks can be reasonably mined at the SMU size. Desert Scheelite SMU blocks were 5m by 2.5m by 5m in the X, Y and Z directions, respectively. Garnet SMU blocks were 5m by 5m by 2.5m in the X, Y and Z directions, respectively.

(4)	Reserves are reported based on a 0.040% WO₃ cutoff grade. The cutoff grade was applied only to the WO₃ grades. Silver, tungsten, and zinc are reported as the contained metals within the probable material processed.
(5)	Rounding may result in apparent discrepancies between tonnages and contained metal totals.
(6)	Indicated material has been converted to probable reserves. The resources do not contain any measured material, so no proven reserves are reported. All inferred resources are considered as waste material.
(7)	Reserves are reported by RESPEC.
(8)	Reserves are reported based on $115,000/t WO₃, $38.00/oz Ag, and $2,700/t Zn metal prices. Note that the final cashflow analysis uses a higher WO₃ price. The lower price is reasonable with the reporting of reserves as RESPEC considers material below the reporting cutoff grade to be immaterial.

Individual property disclosure of Pilot Mountain

Internal controls

We maintain internal controls over our exploration activities and mineral resource and mineral reserve estimation processes designed to ensure that geological, sampling, analytical and technical data used in our mineral resource and mineral reserve estimates are collected, verified and reviewed in accordance with applicable industry standards and Subpart 1300 of Regulation S-K.

These controls include the Company’s oversight of the qualified persons who prepared the technical report summary, including the design and supervision of exploration programs, the implementation and review of appropriate quality control and quality assurance (QC/QA) procedures, and the review of sampling, assay and analytical results for consistency and reliability prior to their use in mineral resource estimation. As part of these controls, the Company relies on the procedures performed and documented by the qualified person, including those described in Section 9.2.3 (Assays) of the technical report summary filed as Exhibit 96.1, which addresses the auditing, verification and assessment of historical and current exploration data.

We also evaluate historical exploration data relied upon in our mineral resource estimates to assess its reliability and relevance, and we review the assumptions, methodologies and conclusions underlying the mineral resource and mineral reserve estimates prepared by the qualified persons. Mineral resource estimates are inherently uncertain and depend on interpretations of geological data, sampling results and assumptions regarding continuity and grade. Our internal controls are designed to manage these risks through review and oversight processes; however, there can be no assurance that such controls will eliminate all uncertainty associated with mineral resource and mineral reserve estimation.

Exploration plans

Our planned exploration and development activities for Pilot Mountain include continued geological mapping, drilling, metallurgical testing, environmental baseline studies and engineering work to support future technical studies and permitting activities. Following completion of the PFS, the qualified persons have recommended that the Project advance to a definitive feasibility study and front-end engineering design, and the PFS design is intended to support the filing of a mine plan of operations with the BLM.

Total cost or book value

Pilot Mountain is carried on our balance sheet at a book value of $30,881,000 as of June 30, 2026 and $16,765,000 as of June 30, 2025.

Annual maintenance costs

Annual costs to maintain our mineral rights for Pilot Mountain consist primarily of claim maintenance fees, option payments and related holding costs, which we estimate to be approximately $84,000 per year.

Qualified Person

The following information in this section has been derived from the technical report summary, entitled “S-K 1300 Technical Report Summary Pre-Feasibility Study – Individual Disclosure Pilot Mountain Tungsten,” issued August 21, 2026, with an effective date of June 30, 2026, prepared by Samuel, NewFields and RESPEC. Samuel, NewFields and RESPEC are the qualified persons under S-K 1300. The technical report summary is included as an exhibit to this Annual Report on Form 20-F. Each of Samuel, NewFields and RESPEC is a third-party firm comprising mining experts that has signed the technical report summary in accordance with Item 1302(b)(1)(ii) of S-K 1300, and none of them is an employee of the Company. None of Samuel, NewFields or RESPEC is affiliated with the Company or any of its subsidiaries or with another entity that has an ownership, royalty or other interest in Pilot Mountain.

Property description, location and ownership

Pilot Mountain is located in west-central Nevada on the eastern flank of the Pilot Mountains in Mineral County and covers a historic tungsten district that has been intermittently explored since the early 1900s. The Project area is centered at approximately 38°23’9”N, 117°52’26”W and lies approximately 19 air-kilometers east of the town of Mina, Nevada and approximately 39 kilometers by well-graded gravel road. Hawthorne, the nearest larger community, is located approximately 68 air-kilometers west-northwest of the property. The Project benefits from year-round access via U.S. Highway 95 and local gravel roads.

The Project is situated on approximately 2,259.46 hectares (approximately 22.7 km²) of unpatented lode mining claims, together with four unpatented mill site claims covering approximately 8.09 hectares located at the former Dunham Mill area, on public land administered by the BLM within Sections 7 through 9 and 15 through 18 of Township 6 North, Range 37 East, Mount Diablo Base and Meridian.

The Project comprises four principal mineralized areas: Garnet, Good Hope, Gunmetal and Desert Scheelite, located within three kilometers of one another, together forming Pilot Mountain. In addition, four unpatented Dunham Mill site claims are situated separately from the main claim block, as shown in the map below.

The Project consists of a total of 287 unpatented claims, including mining claims and mill site claims. Of these:

●	199 unpatented lode mining claims (the “BFM claims”) were located and recorded by BFM Resources Inc., then a wholly owned subsidiary of our Company (merged into Pilot Metals Inc. on June 30, 2026);
●	four unpatented mill site claims were located by BFM Resources Inc. at the former Dunham Mill site;
●	45 unpatented mining claims (the “NT claims”) are held by Pilot Metals Inc., a wholly owned subsidiary of our Company;
●	31 unpatented mining claims (the “Recently Located BFM Claims”) located by Golden Metal Resources, LLC, a wholly owned subsidiary of our Company; and
●	8 unpatented mining claims (the “Recently Located H2O Claims”) located by Golden Metal Resources, LLC.

All claims were located and recorded under the U.S. General Mining Law of 1872 and applicable federal and state regulations. All required annual federal claim maintenance fees and county recording fees have been paid with respect to these claims through September 1, 2027. Mineral rights associated with these unpatented mining claims confer the right to explore for, develop and mine locatable minerals on federally administered land, subject to the paramount title of the United States and compliance with applicable BLM surface management requirements and state and federal environmental regulations.

We control the Project through the BFM claims, the mill site claims, the NT claims, the Recently Located BFM Claims and the Recently Located H2O Claims, each held by either Pilot Metals Inc. or Golden Metal Resources, LLC, our wholly owned subsidiaries.

The 45 NT claims, which include the area of the current mineral resources and mineral reserves, are subject to a third-party royalty (the “Platoro Royalty”) of 2% of the gross revenues from the production and sale of minerals from those claims. There are no royalties associated with the BFM claims or the mill site claims, and there are no back-in rights. The royalty is controlled by Apex Royalties.

Permit conditions

Pilot Mountain is located on federally administered public land managed by the BLM. Under BLM regulations, low-impact activities such as geologic mapping, soil sampling and rock sampling may be conducted as casual use without specific permits. Any road or trail construction, mechanized equipment use, drilling or trenching requires filings with the BLM or county, as applicable. Exploration activities that disturb up to approximately five acres can be permitted under a notice-level filing, which may include restrictions to protect biological, historical or archaeological resources. For activities conducted on BLM land, a reclamation bond is required to cover the cost of required reclamation work. The public lands comprising the Project are administered by the BLM through the Stillwater Field Office located in Carson City, Nevada.

Disturbances exceeding five acres require a PoO approved by the BLM, together with compliance with the NEPA (through an EA or an Environmental Impact Statement) and a reclamation permit issued by the NDEP Bureau of Mining Regulation and Reclamation. This process is standard in Nevada.

We currently hold an approved Exploration Plan of Operations (the “Plan”) that incorporated two Notices of Intent for exploration activities on Pilot Mountain: the Desert Scheelite area (NVNV-106362997) and Garnet area (NVNV-106714287). This Plan provides the required permit coverage for our ongoing and planned exploration activities, and we have posted reclamation bonds with the BLM to cover disturbances associated with this work. Our exploration Plan and the associated EA was approved by the BLM on February 12, 2026.

Baseline studies supporting the exploration permitting, comprising biological resources and cultural resources studies, have been completed and support the approved exploration PoO and EA. The baseline studies needed to support mine operation permitting are being developed using data from the ongoing exploration program, with key environmental resources, including geochemistry, surface water and groundwater hydrology, geology and soils, being characterized against the geologic models. The environmental baseline reports, which will include preliminary impact analyses and environmental protection measures for each resource area, will inform the mine plan of operations to be submitted to the BLM for analysis under the NEPA. The Company submitted a mine PoO for the Pilot Mountain project to the BLM which is expected to initiate the NEPA environmental review process with respect to mine development.

Baseline environmental studies completed to date have not identified any federally listed species in the Project area. Three golden eagle nests, inactive for at least the last two years, have been identified within the Project area and, following consultation with the U.S. Fish and Wildlife Service, an application has been submitted for a general take permit in respect of potential impacts during the nesting season. The TRS anticipates that the general take permit will be issued during 2026.

Geochemical characterization of waste rock, ore-grade and tailings materials is being conducted to evaluate acid rock drainage and metals leaching potential in support of mine design, materials management and closure planning. Static testing of 187 waste rock samples classified 97% of materials as non-potentially acid generating, reflecting low sulfide content and strong neutralization capacity associated with the carbonate-rich host lithologies, and ore-grade materials were also classified overwhelmingly as non-potentially acid generating. Thin bands of sulfide-enriched ore-grade material at Desert Scheelite (currently estimated at approximately 3% of ore-grade material) and the sulfide concentrate tailings were classified as potentially acid generating and are proposed to be subject to special handling. Kinetic humidity cell testing and tailings characterization are ongoing. Based on current hydrogeologic information, a pit lake may form in the Desert Scheelite open pit during the post-closure period; a pit lake is not currently expected at Garnet.

A Class III cultural resource inventory has been completed for the entire Project area and approved by the BLM and the Nevada State Historic Preservation Office, and the U.S. Army Corps of Engineers has issued a non-jurisdictional determination in respect of surface water features within or adjacent to the Project area under the Clean Water Act. Three monitoring wells and one piezometer have been installed to support groundwater characterization and baseline water quality monitoring. If the Project advances to construction and operations, additional permits and authorizations will be required, including a mine plan of operations and record of decision from the BLM, a water pollution control permit and mining reclamation permit from the NDEP, a Class II air quality operating permit, a dam safety permit and various other federal, state and local permits and approvals.

Other than the Platoro Royalty and the permitting requirements described in this section, there are no significant encumbrances to the Project, and no violations of, or fines in respect of, applicable permits or environmental requirements have been imposed on us in connection with the Project.

Permit timelines are difficult to predict as a result of the complex nature of the permits and the control of third-party regulatory agencies on the responses to applications. The financial model calculates a value of the project from the grant of the permits and there may be a considerable delay from the current date.

Accessibility, climate, local resources, infrastructure and physiography

Pilot Mountain is accessible from U.S. Highway 95 by well-graded gravel roads that lead from the highway to the property and to the town of Mina, located approximately 39 kilometers to the west. The town of Hawthorne is located approximately 89 kilometers west of the Project by road.

The Project lies within an arid region of western Nevada characterized by low precipitation and generally dry conditions. Elevations within the Project area range from approximately 1,830 to 2,290 meters above sea level. Vegetation consists of sagebrush and rabbitbrush at lower elevations and pinyon pine and juniper at higher elevations. The Project is situated along the lower eastern slope of the Pilot Mountains, with steeper terrain to the west providing greater geological exposure and alluvial fans covering the eastern and northeastern portions of the property.

Local groundwater sources are sufficient to support current exploration activities, and water for drilling and engineering test work is being sourced from an existing historical borehole on-site. To meet the process water requirements of the planned plant, a 28-kilometer water pipeline and pumping system will be constructed, with fresh water supplied from wells. An existing 120 kV NV Energy power line located south of the Project’s property boundary is expected to provide the point of interconnection for a new 16-kilometer, 120 kV single-circuit overhead transmission line that will supply power to a new 120 kV/13.8 kV substation at the Project site. The existing access road network is adequate for current exploration activities but will require improvements to support potential construction or full operations. Fuel, supplies and mining support services are available in the nearby towns of Mina, Hawthorne, Yerington and Tonopah.

There is currently no operating mine, processing plant or other significant plant and equipment located at Pilot Mountain, and there is no underground development in use. Existing facilities and infrastructure at, or used in connection with, the Project comprise the drill and site access roads established across the Project, historical workings (including the historical test pit and historical disturbance at Desert Scheelite associated with the bulk sampling and limited mining activity described under “—History”), existing water supply wells and the groundwater monitoring wells and piezometer installed by us, together with an offsite core storage and processing facility in Hawthorne, Nevada. The facilities described in this section and under “—Infrastructure” below would be constructed if the Project is developed.

History

Pilot Mountain has been the subject of exploration for more than a century, resulting in an extensive body of geological, geophysical and drilling information, although only limited production has ever been recorded. Exploration began in the early 1900s following the discovery of scheelite on the east flank of the Pilot Mountains in 1916, during a regional increase in tungsten prospecting driven by high prices and new milling capacity in California. Multiple properties were developed at that time, but none recorded production.

In 1921, the United States Geological Survey inspected the district and documented the association of scheelite mineralization with the Gunmetal stock. Their work identified several mineralization styles on the property, including tactite, quartz-calcite-scheelite veins and concentrations of quartz, calcite, silver-bearing galena and scheelite. They considered the tactite style to have the greatest tonnage potential and reported scheelite grades up to 1% WO₃ in underground exposures at the Gunmetal Adit. Subsequent underground development in the 1940s did not materially advance the project and additional work encountered barren marble where tactite had been projected.

Limited production took place during the 1940s and 1950s. Internal reports by Union Carbide Corporation (“UCC”) recorded approximately 130 short tons produced through 1943 at the Garnet mine and approximately 15,378 short tons mined from Gunmetal between 1952 and 1956 after the property was reopened.

Modern exploration began in 1968, when Hecla Mining drilled 16 percussion holes totaling approximately 1,652 meters to test porphyry copper-molybdenum targets between the Good Hope and Desert Scheelite zones and to evaluate tactite at Desert Scheelite. Duval Corporation leased the Desert Scheelite and Gunmetal areas in 1969, completing ground magnetic and induced polarization surveys, and began drilling in 1970. Duval’s early drilling targeted porphyry-style mineralization but returned only weakly mineralized quartz veins. Continued drilling in 1971 intersected copper-tungsten mineralization in sulfide-rich tactite northeast of Desert Scheelite and additional core and percussion drilling followed in 1972 and 1973.

In 1975, W.R. Grace drilled five angled drill holes totaling approximately 728 meters, confirming the width of the steeply dipping mineralization at Desert Scheelite. W.R. Grace did not exercise its option on the property. Duval continued exploration until 1977, when UCC optioned the property. UCC conducted sampling programs at the Gunmetal underground workings, reporting average grades of 0.40-0.50% WO₃ and advanced the project by completing geophysical surveys and additional drilling. Following successful drilling results in extensions of the Desert Scheelite and Middle Gunmetal/South Contact areas, UCC purchased Duval’s interest in December 1978. UCC carried out feasibility studies and a bulk sampling program of approximately 70,000 tonnes at Desert Scheelite before suspending work due to low tungsten prices.

More recent exploration was undertaken between 2011 and 2021. Black Fire Minerals Ltd. acquired an option in 2011 and drilled 15 holes designed to verify historical assay data, supporting the estimation of the first modern mineral resource in 2012. Thor Mining PLC acquired an interest in 2014, reviewed archival UCC data and, in 2017, completed nine drill holes targeting copper-silver mineralization at the Desert Scheelite and Garnet deposits.

Geological setting, mineralization and deposit

Regional geology

Pilot Mountain lies within the Walker Lane structural belt of western Nevada, a northwest-trending zone characterized by strike-slip faulting, extensional basins and associated magmatism that accommodate a significant portion of displacement between the Pacific and North American tectonic plates. Deformation within the belt is expressed through complex fault networks, localized subsidence and magmatic intrusions.

The oldest rocks in the Pilot Mountains are Permian to Jurassic in age and were deposited in back-arc basins related to remnant oceanic arcs and the initiation of the Sierra Nevada arc in the Triassic. Subsequent closure of the back-arc basin in the Jurassic resulted in compressional deformation, known as the Luning-Fencemaker thrust.

Early to Middle Jurassic orogenic movements resulted in deposition of quartzose sandstones and other clastic rocks unconformably over older sediments, with volcanic material becoming increasingly abundant upward. Numerous igneous intrusions emplaced between the Jurassic and Tertiary periods cut the layered rocks in the region, including Cretaceous granodiorite-quartz monzonite stocks and a Tertiary rhyodacite dome exposed in the Pilot Mountains. Widespread felsic to intermediate volcanic rocks of Middle to Upper Tertiary age also occur regionally. Later deformation is reflected in the northwest-trending, right-lateral faulting characteristic of the Walker Lane belt.

Property geology

The Project is underlain by a thick succession of Permian to Jurassic sedimentary and volcanic rocks intruded by Cretaceous granitic stocks, dykes and sills and locally overlain by Tertiary volcanic units. These units have been complexly deformed by thrust faulting and the combined stratigraphy exceeds 6,000 meters in thickness.

The oldest exposed unit is the Permian Mina Formation, comprising marine turbidites, chert and volcanogenic tuffaceous strata. It is prominently exposed in high cliffs south of the Desert Scheelite resource area. Overlying the Mina is the Triassic Luning Formation, the principal host to mineralization on the property. Although no complete section is preserved locally, the Luning is at least 2,300 meters thick in its type area and is subdivided into lower, middle and upper members.

●	Lower Luning Member (ca. 800 meters thick): host to Desert Scheelite mineralization; composed of approximately 60% clastic rocks and 40% carbonates, with lithologies including fine-grained crystalline limestone and bioclastic carbonate (calcarenite) beds ranging from centimeters to 30 meters thick.

●	Middle Luning Member (ca. 100-450 meters): gradational contact with lower member; interbedded conglomerate, arenite, wacke and sandy mudstone.
●	Upper Luning Member: host to mineralization in the Gunmetal-Garnet areas; composed of ca. 80% limestone and ca. 20% fine-grained clastic rocks; includes calcarenite beds up to 5 meters and thin-bedded limestone and mudstone units up to 10 meters thick.

The Lower Jurassic Dunlap Formation stratigraphically overlies the Luning Formation but occurs only in fault contact inside the property boundary, where it instead unconformably overlies the Mina Formation, and is locally exposed along the southwestern edge of the property. It is approximately 1,500 meters thick in the central Pilot Mountains and comprises sandstone, siltstone, shale, conglomerate and minor bioclastic limestone and tuff.

A Cretaceous biotite quartz monzonite stock intruded these units, producing contact metamorphism that converted carbonate rocks to marble and pelitic clastics to hornfels. Calc-silicate and skarn alteration formed locally within calcareous rocks during the later stages of intrusion, with metamorphic effects extending up to 300 meters from the northern contact and mineralization confined largely within ca. 90 meters of the contact. The southern contact is concealed beneath alluvium and sheetwash deposits.

Deposit type

The Desert Scheelite, Garnet, Good Hope, Tremor and Gunmetal zones are tungsten skarns formed where quartz monzonite intrusions interacted with carbonate-bearing sedimentary rocks of the Triassic Luning Formation. Tungsten skarns within the Great Basin formed where granitoid plutons intruded carbonate-rich rocks along the North American Cordilleran magmatic arc. Host rocks include Paleozoic shelf carbonates and Triassic-Jurassic basin carbonates with interlayered volcaniclastic units. Skarn ages range from Jurassic to Cenozoic, with most forming during the Cretaceous.

Associated plutons are typically coarse-grained granitoids crystallized at depths greater than 3 kilometers. Fractionation enriched incompatible elements, including tungsten, in late-stage melts, with tungsten partitioning into magmatic fluids that metasomatized surrounding carbonate rocks. Zoned calc-silicate assemblages formed through prograde and retrograde alteration, with economic tungsten mineralization typically hosted in exoskarns where scheelite is the dominant ore mineral.

Mineralization

Skarn mineralization at Pilot Mountain occurs in two principal compositional types: pyroxene-rich skarn and garnet-rich skarn. The garnet-rich type includes both base-metal-poor and base-metal-enriched subtypes. Skarn composition is controlled by the original carbonate host rocks, while base-metal enrichment is influenced by geochemical variations among the intruding quartz monzonite stocks.

Desert Scheelite

Desert Scheelite is a base-metal-enriched tungsten skarn developed within lower Luning Formation carbonates and interbedded biotite hornfels. The skarn extends approximately 650 meters along the contact of the Desert Scheelite quartz monzonite stock and persists at least 300 meters down-dip. It dips steeply north and contains two mineralized zones on the footwall and hanging-wall sides. Garnets are dominantly grossular-andradite solid solutions with Fe-rich andradite rims. Mineralization consists of abundant scheelite with pyrite, chalcopyrite and sphalerite, locally exceeding 20% in unoxidized samples. Mineralization is oriented sub-vertically and includes three higher-grade tungsten zones within skarn or marble hosts, which may reflect favorable structural and lithological controls. Ankerite, siderite, pyroxene and quartz are also present, with iron carbonates and quartz locally replacing garnet.

Garnet deposit

Both garnet skarns and pyroxene skarns occur at the Garnet deposit. Garnet skarns are interbedded with marble and early-stage pyroxene skarn. Mineralization occurs as high-grade scheelite in pyroxene-quartz-garnet skarn and as disseminated scheelite in rims of zoned garnets set in calcareous matrix. At depth, pyroxene skarns include (1) a dark-green subtype with brown garnet veinlets developed from dolomitic limestone host rocks, typically low-grade or barren in scheelite with possible molybdenite; and (2) a scheelite-rich subtype characterized by quartz and fibrous amphibole replacing coarse tremolite and diopside, occurring as beds up to 60 cm thick and enclosing barren dark-brown garnet porphyroblasts.

Gunmetal zone

Gunmetal contains low-sulfide garnet skarn exhibiting both vertical replacement and stratiform replacement of upper Luning carbonates. Garnets fall within the grossular-andradite solid solution, with Fe-rich rims. Pyroxene and quartz are principal accessory minerals. Scheelite grades vary between beds and with distance from the intrusive contact, with higher grades nearer marble and lower grades near quartz monzonite. Thin, higher-grade skarn horizons occur locally within thicker barren hornfels.

Good Hope zone

Good Hope consists of skarn-altered Luning Formation exposed in a window beneath younger basalt outcrops, between multiple northwest-trending dextral Walker Lane faults. Skarn outcrops strike east-west, dip moderately to the north and are juxtaposed against quartz monzonite to the south. Mineralization contains more sulfides than at Garnet and Gunmetal, including common copper oxides where the skarn is weathered at surface.

Exploration

Since acquiring Pilot Mountain in 2021, we have advanced exploration through data review, updated geological modeling and targeted field programs designed to validate historical information and evaluate extensions of known mineralization. The work completed to date includes rock-chip sampling, geological mapping, geophysical surveying and core and reverse circulation drilling. These activities have also supported preliminary metallurgical and geotechnical considerations for future technical studies. Initial hydrological or geotechnical investigations have commenced and are ongoing on the Pilot Mountain deposits.

Rock chip sampling and geological mapping

In 2024, 21 rock-chip samples were collected and mapping activities were conducted across the Project, with samples analyzed for whole-rock and multi-element geochemistry. Samples of quartz monzonite were analyzed for geochemical fingerprinting to help identify causative intrusions and to assess whether multiple stocks are present. Results were similar across the quartz monzonite samples, suggesting that they belong to the same pluton but represent different levels within the broader porphyry/skarn system.

In 2025, a larger mapping and sampling campaign was conducted, focused on the area south of Desert Scheelite that had previously seen only limited work. Mapping defined large zones of quartz-sericite-pyrite (“QSP”) alteration associated with quartz monzonite dikes intruding the Mina Formation, together with an increase in quartz veining, and 189 rock-chip samples were analyzed for multi-element geochemistry. Samples of quartz-molybdenite-pyrite veins and molybdenite fracture coatings were also collected for Re-Os dating of molybdenite, returning Late Cretaceous ages of approximately 88.5 Ma and 86 Ma and constraining the quartz monzonite intrusion adjacent to Desert Scheelite to Cretaceous in age. In addition, a suite of 17 drill core samples was selected for thin sectioning and petrographic analysis, confirming a skarn assemblage dominated by garnet and pyroxene with varying degrees of retrograde alteration, with scheelite commonly associated with sulfide minerals including pyrite, chalcopyrite and sphalerite.

In December 2025, detailed mapping of the Garnet area was conducted to support the geologic model of the deposit for resource estimation, and in early 2026 limited mapping was conducted in the west Desert Scheelite and Good Hope areas to improve understanding of the structural architecture of the Project area and controls on mineralization and to generate exploration targets. In early 2026, a Quaternary fault study was also commissioned to determine the extent to which mapped Quaternary faults cross the Project area, in order to assist with the siting of facilities. The study determined that the original USGS-mapped locations of certain faults were mis-located due to a data projection issue, and no evidence of Quaternary fault rupture was identified for the Bettles-Well fault.

Geophysical surveys

In June 2023, while operating under the name Golden Metal Resources PLC, we completed a high-resolution induced polarization survey across Pilot Mountain. The program covered the Desert Scheelite deposit and the adjacent quartz monzonite intrusion and delineated three significant chargeability anomalies interpreted as potential disseminated sulfide mineralization. These anomalies provided early evidence of potential porphyry-style systems and guided subsequent exploration priorities. Ground magnetic surveying completed in 2024 assisted in mapping concealed intrusive bodies and alteration patterns.

In 2025, we completed a three-dimensional induced polarization survey that extended coverage southward from the 2023 survey area. Integration of the two surveys confirmed the presence of chargeability anomalies associated with porphyry-style alteration and mineralization. The geophysical work remains early-stage relative to drilling and metallurgical studies, but the results may assist in refining exploration targets and evaluating potential resource expansion opportunities.

Drilling

Between 2024 and 2026, we drilled a total of 189 holes across the Project for a cumulative total of 22,459 meters, comprising 157 diamond core holes and 32 reverse circulation (“RC”) holes. Drilling comprised 81 holes at the Desert Scheelite deposit, 78 holes at the Garnet deposit, 29 holes on various exploration and condemnation targets and one hole targeting Porphyry South. Drill-hole collar locations were surveyed by contracted professional land surveyors and downhole deviation surveys were completed using gyroscopic tools. The drilling totals are summarized in the table below.

Guardian Drilling in 2024-2026

	Type of
Target	Drilling	Total Holes	Total (m)
Desert Scheelite	Core	78	10,626
Desert Scheelite	RC	3	482
Garnet	Core	71	5,802
Garnet	RC	7	625
Porphyry South	Core	1	407
Exploration/Condemnation	Core	7	747
Exploration/Condemnation	RC	22	3,770
Total		189	22,459

Drilling was performed by Diamondback Drilling using Boart Longyear LF Super 90 rigs. Crews applied barium-based grease with organic compounds during coring. Short drilling runs of one to two feet were used in shallow intervals to manage broken ground and mechanical methods, such as mallet tapping, use of a metal stake and barrel shaking, were used to remove core from the barrel where needed. Core boxes were labeled with hole identification, box number and depth intervals, and wood blocks were placed at the end of each run documenting footage, run length and recovered length. Core was washed with water and a plastic brush prior to boxing. Core recovery improved at depth as drilling encountered more competent rock. All RC drilling was performed by Alloy Drilling using an RC1500 rig with a face-sampling hammer to minimize potential downhole contamination, with samples collected at five-foot intervals and field duplicate samples taken every 100 feet.

The 2024-2026 drilling programs increased geological confidence in the Desert Scheelite and Garnet deposits and identified new exploration opportunities, most significantly the newly identified Tremor zone east of Desert Scheelite, where drilling intersected mineralization along a concealed quartz monzonite contact beneath post-mineral volcanic and alluvial cover. The discovery demonstrates the potential for blind mineralized systems elsewhere on the Project and represents a high-priority target for future exploration, together with the Gunmetal and Good Hope zones.

During the fiscal year ended June 30, 2026, we completed 91 core drill holes totaling approximately 11,457 meters and 49 RC drill holes totaling approximately 7,927 meters, collected 4,214 core samples and 1,944 RC samples, and obtained a total of approximately 6,158 assays in respect of those samples, in addition to zero rock-chip samples collected and assayed during the period. These sample totals do not include the blanks, certified reference materials (“CRMs”) or duplicates.

Sample preparation, analysis and security

Sampling data for the Desert Scheelite deposit are derived from drilling completed in the 1970s and by Black Fire (2011-2012), Thor (2017) and us (2024-2026). For the 2024-2026 core drilling, core was transported daily by our staff from the drill site to the core facility in Hawthorne, Nevada, where it was washed, reassembled, meter-marked, logged and photographed wet, dry and under UV light. Sample intervals were based on geological boundaries and ranged from 0.1 to 1.5 meters. Pre-numbered sample tags were stapled into the core boxes, core was cut lengthwise with half-core sampled and the remaining half returned to the boxes. Quarter-core duplicates were collected from the sampled half when required. Samples were bagged with inside and outside bar-coded tags, placed into supersacks, stored in a locked Quonset hut and delivered by our personnel to ALS with full chain-of-custody documentation. Density measurements were collected approximately every 10 meters using wax-coated immersion methods.

ALS prepared and analyzed samples using four-acid digestion (ME-ICP61) with over-limit analyses (OG46, OG62) and pressed-pellet XRF for tungsten values exceeding 450 ppm W (ME-XRF15c). ALS is ISO/IEC 17025 and ISO 9001 accredited. American Assay Laboratories, also ISO/IEC 17025:2017 accredited, completed check analyses for some historical programs. A portion of the Garnet samples was analyzed by MSALABS, an independent commercial geochemical laboratory accredited to ISO/IEC 17025 and ISO 9001, using four-acid digestion with ICP-AES (ICP-230) and, for tungsten values exceeding 450 ppm W, fused-disk XRF (WRX4W). Analytical methods for the 1970s drilling included atomic absorption and colorimetric tungsten determinations, although supporting documentation is limited.

Our 2024-2026 QA/QC program included certified reference materials, blanks and field, coarse and pulp duplicates. RESPEC reviewed CRM and duplicate performance using statistical evaluation, scatterplots, regression analysis and relative percent difference analyses. CRM results showed a modest but persistent negative bias for tungsten (-3% to -15%), good agreement for copper and zinc and higher variability for silver. Blank sample performance was generally acceptable, with isolated failures attributable to localized contamination events rather than persistent contamination. Duplicate samples showed good reproducibility for tungsten, copper and zinc, with silver showing a modest negative bias.

Mineral processing and metallurgical testing

Metallurgical test work programs have been carried out at different laboratories between 2012 and 2026, and this work has identified froth flotation as the preferred processing technology for the beneficiation of the contained tungsten mineralization. The metallurgical test work and recovery methods are summarized in the technical report summary by Samuel, the qualified person responsible for mineral processing and metallurgical testing.

Several metallurgical test work programs have been completed on samples of mineralization from the Project. The work dates to 2012, when Black Fire contracted Amdel Laboratories Perth (“Amdel”) to perform initial mineralogical characterization and metallurgical test work, overseen by Coffey Mining. Test work was also performed in 2013 at the Guangzhou Research Institute of Non-Ferrous Metals (“GZRINM”) to expand on the mineralogy and metallurgical test work, and the last major test program before the current program was performed in 2019 at the Guangdong Institute of Resources Comprehensive Utilization (“GIRCU”).

The 2012 Amdel test work identified scheelite as the target tungsten-bearing mineral, occurring as inclusions or composites with garnet, quartz, calcite and various silicate gangue, with WO₃ grades across samples from different deposits ranging from 0.3% to 0.4% and accessory sulfides including pyrite, chalcopyrite and sphalerite. Gravity separation using two-stage tabling achieved an upgrade ratio of approximately 27:1 with 72.5% tungsten stage recovery to 1.7% of the feed mass, and rougher flotation test work achieved tungsten recoveries of up to 90.7%, although concentrate grades were limited by calcium gangue carryover. Overall tungsten recoveries were 63% to 65% with WO₃ concentrate grades of approximately 65%.

The 2013 GZRINM test work developed two exploratory flotation flowsheets, one also utilizing high-intensity magnetic separation, capable of producing tungsten concentrate at grades and recoveries above 60%, and confirmed scheelite as the dominant tungsten mineral, with liberation of greater than 93% at the tested grind sizes.

The 2019 GIRCU test work carried out mineralogical characterization and evaluated heavy medium separation, gravity separation, magnetic separation and flotation, again selecting flotation as the preferred flowsheet. The final 2019 flowsheet achieved a tungsten recovery of 76% with a WO₃ concentrate grade of approximately 68%.

Base Met Labs was contracted in 2025-2026 to perform the latest test work campaign, focused on optimizing the flotation flowsheet on samples selected to represent the current mineral resource. Base Met Labs received approximately 1,080 kg of sample from 14 geological drill holes and three metallurgical drill holes from the Desert Scheelite deposit, and the program analyzed two composite and nine variability samples, with six additional spatially representative samples used for comminution testing. The main oxide composite achieved a tungsten recovery of 78.5% with a concentrate grade of 62% WO₃ in a locked-cycle flotation test. At the conclusion of the metallurgical program, an estimated recovery of 78.5% for a concentrate grade greater than 50% WO₃ was recommended for use in the Project’s financial model. Test work is ongoing on certain variability samples and on samples from the Garnet deposit.

Mineral resource estimates

The Desert Scheelite and Garnet mineral resource estimates were prepared by RESPEC in accordance with the SEC Modernized Property Disclosure Requirements for Mining Registrants under Subpart 1300 of Regulation S-K. The effective date of the estimates is May 26, 2026. RESPEC is independent of the Company and its subsidiaries. The material assumptions and criteria underlying the mineral resource estimates are summarized below and are set out in Section 11 of the technical report summary filed as Exhibit 96.1 to this Annual Report on Form 20-F.

Mineral resources are reported at a cut-off grade of 0.04% WO₃, which reflects assumptions for open-pit mining, conventional milling and flotation, metallurgical recoveries and operating costs typical for Nevada. The pit-shell optimization applied a mining cost of $3.50/t, processing cost of $23.00/t, general and administrative cost of $5.17/t processed, a WO₃ price of $115,000/t, a silver price of $38.00/oz, a zinc price of $2,700/t, a 75% WO₃ recovery and an 84% WO₃ payability, as well as recoveries of 60% for each of silver, copper and zinc. Silver and zinc are reported within the mineral resources as by-product metals using the WO₃ cut-off grade; no independent cut-off grades were applied to these metals and copper is not separately reported within the mineral resources.

Mineral resources have been classified as indicated and inferred in accordance with S-K 1300 definitions. Indicated resources are primarily informed by our modern angled drilling. Areas underlain by more widely spaced drilling or informed largely by historical drill holes have been classified as inferred. Approximately 84% of the Desert Scheelite mineral resources (inclusive of mineral reserves) by total tonnage (approximately 86% by contained WO₃) have been classified as indicated. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

			Desert Scheelite Resources Exclusive Reserves
	Cut-off		Average Grade			Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	539,000	0.222	20.92	0.286	1,200	363,000	1,500
Inferred	0.04	1,933,000	0.158	11.48	0.286	3,000	713,000	5,500

Notes:

(1)	The effective date of Desert Scheelite mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Desert Scheelite mineral resource cut‑off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO3). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported exclusive of mineral reserves.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

			Desert Scheelite Resources Inclusive Reserves
	Cut-off		Average Grade			Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	9,978,000	0.189	11.39	0.3	18,900	3,656,000	29,900
Inferred	0.04	1,933,000	0.158	11.48	0.286	3,000	713,000	5,500

Notes:

(1)	The effective date of Desert Scheelite mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Desert Scheelite mineral resource cut‑off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.

(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (tungsten trioxide (“WO3”)). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported inclusive of mineral reserves. Mineral reserves are a subset of the reported mineral resources and should not be added to the mineral resource estimates.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade the majority of inferred mineral resources to indicated mineral resources.

At the Garnet deposit, our geologic model defines flat-lying skarn horizons and interpreted fault offsets that constrain the distribution of scheelite mineralization. RESPEC interpreted a tungsten mineral domain and a separate silver-zinc domain, and estimated tungsten trioxide, silver, copper and zinc using ordinary kriging, inverse distance and nearest neighbor methods, with the kriged results reported below. The Garnet mineral resources were evaluated assuming potential open-pit extraction and processing by standard flotation and milling techniques and are reported at a 0.04% WO₃ cut-off grade. Silver and zinc are included within the reported resources using the WO₃ cut-off grade and are treated as by-products contingent upon economic extraction of WO₃.

			Garnet Mineral Resources Exclusive Reserves
	Cut-off		Average Grade		Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	98,000	0.144	3.65	0.173	140	11,000	170
Inferred	0.04	364,000	0.11	1.87	0.111	400	22,000	400

Notes:

(1)	The effective date of Garnet mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Garnet mineral resource cut-off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO₃). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported exclusive of mineral reserves.
(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade most inferred mineral resources to indicated mineral resources.

			Garnet Mineral Resources Inclusive Reserves
	Cut-off		Average Grade		Contained Metal
Classification	% WO3	Tonnes	% WO3	g Ag/t	% Zn	t WO3	oz Ag	t Zn
Indicated	0.04	2,158,000	0.127	3.18	0.233	2,700	221,000	5,000
Inferred	0.04	364,000	0.11	1.87	0.111	400	22,000	400

Notes:

(1)	The effective date of Garnet mineral resources is May 26, 2026.
(2)	The estimate of mineral resources was done by RESPEC in metric tonnes.
(3)	The point of reference is in situ mineralization prior to extraction by open pit mining methods.
(4)	The average grades of the tabulations are comprised of the weighted average of block-diluted grades within an optimized pit.
(5)	The Garnet mineral resource cut-off grade of 0.04% WO₃ was selected by RESPEC. Operating assumptions were applied to establish a theoretical pit limit, including a WO₃ price of $115,000/t, an average recovery of 75% WO₃, a processing rate of 4,000 tonnes/day, $3.50/t mining cost for open pit, $23.00/t processing cost, $5.17/t processed for G&A and an 84% payability. Blocks outside the pit limit are considered not economic at this time.
(6)	The accessory metals Ag and Zn shown in this table are the quantities contained within the mineral resources using the cut-off grade established for the primary commodity (WO₃). No independent cut-off grade has been applied to these accessory metals. Reported quantities of accessory metals are therefore considered by-products of the primary metal resource and their value is contingent upon the ability to economically extract the by-products along with the primary commodity.
(7)	The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(8)	Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade and contained metal content.
(9)	Mineral resources are reported inclusive of mineral reserves. Mineral reserves are a subset of the reported mineral resources and should not be added to the mineral resource estimates.

(10)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than an indicated mineral resource and must not be converted to a mineral reserve. RESPEC reasonably expects that continued exploration and delineation will upgrade most inferred mineral resources to indicated mineral resources.

The mineral resource estimates are supported by three-dimensional block models that incorporate the geological interpretation, mineral domains, lithology and oxidation surfaces. Drill-hole assays were validated and composited before estimation and density values were assigned by lithologic unit based on specific-gravity measurements collected on site. Grades for tungsten, silver, copper and zinc were interpolated using industry-standard geostatistical methods. The block model provides the basis for reporting the indicated and inferred mineral resources within the optimized open-pit shells for each of the Desert Scheelite and Garnet deposits.

Mineral reserve estimates

The mineral reserve estimates for the Project were prepared by RESPEC, with the supporting financial modeling completed by Samuel. The effective date of the Desert Scheelite and Garnet mineral reserves is June 15, 2026. Mineral reserves were defined by applying modifying factors to the mineral resources, including economic and geometrical parameters applied to pit optimizations, followed by pit designs, identification of waste-rock storage locations, production scheduling and the estimation of mining capital and operating costs based on contractor quotations. No measured mineral resources were defined in the resource model; indicated mineral resources within the pit designs and above a 0.040% WO₃ cut-off grade were used to estimate probable mineral reserves, and accordingly no proven mineral reserves are reported. All inferred mineral resources were treated as waste material. The material assumptions and criteria underlying the mineral reserve estimates are summarized below and are set out in Section 12 of the technical report summary filed as Exhibit 96.1 to this Annual Report on Form 20-F.

Probable Mineral Reserve Estimates for Pilot Mountain (as of June 15, 2026)

	Probable Mineral Reserves
Deposit	Tonnes	% WO3	t WO3	g Ag/t	oz Ag	% Zn	t Zn
Desert Scheelite	9,738,000	0.182	17,768	10.68	3,343,000	0.30	28,813
Garnet	2,085,000	0.120	2,507	2.78	186,000	0.22	4,583
Total Probable	11,822,000	0.171	20,275	9.28	3,529,000	0.28	33,396

Notes:

(1)	The effective date of the Desert Scheelite and Garnet mineral reserves is June 15, 2026.
(2)	The point of reference for mineral reserves is the crusher.
(3)	Resource blocks were diluted to the selective mining unit (“SMU”), and no additional dilution was added for reporting of reserves. The QP, RESPEC, responsible for the statement of reserves, believes that the blocks can be reasonably mined at the SMU size. Desert Scheelite SMU blocks were 5m by 2.5m by 5m in the X, Y and Z directions, respectively. Garnet SMU blocks were 5m by 5m by 2.5m in the X, Y and Z directions, respectively.
(4)	Reserves are reported based on a 0.040% WO₃ cutoff grade. The cutoff grade was applied only to the WO₃ grades. Silver, tungsten, and zinc are reported as the contained metals within the probable material processed.
(5)	Rounding may result in apparent discrepancies between tonnages and contained metal totals.
(6)	Indicated material has been converted to probable reserves. The resources do not contain any measured material, so no proven reserves are reported. All inferred resources are considered as waste material.
(7)	Reserves are reported by RESPEC.
(8)	Reserves are reported based on $115,000/t WO₃, $38.00/oz Ag, and $2,700/t Zn metal prices. Note that the final cashflow analysis uses a higher WO3 price. The lower price is reasonable with the reporting of reserves as RESPEC considers material below the reporting cutoff grade to be immaterial.

Comparison of mineral resources and mineral reserves with the prior completed fiscal year

No mineral resources or mineral reserves had been determined for Pilot Mountain under S-K 1300 as of June 30, 2025, the end of our prior completed fiscal year. Our initial mineral resource estimate for the Desert Scheelite deposit was prepared by RESPEC with an effective date of December 1, 2025 and was reported in the technical report summary of RESPEC dated December 15, 2025, comprising indicated mineral resources of 8,694,000 tonnes at 0.206% WO₃ (17,900 tonnes of contained WO₃) and inferred mineral resources of 1,784,000 tonnes at 0.169% WO₃ (3,000 tonnes of contained WO₃), in each case at a 0.06% WO₃ cut-off grade and with silver, copper and zinc reported as by-product metals. The mineral resource estimates set out above, with an effective date of May 26, 2026, supersede that estimate and reflect additional drilling, updated geological modeling, revised resource classification and updated economic parameters (including the reduction of the cut-off grade to 0.04% WO₃) completed since December 15, 2025, together with the first mineral resource estimate for the Garnet deposit. See Sections 5 and 11 of the technical report summary.

Accordingly, the net change in our mineral resources and mineral reserves relative to the end of the prior completed fiscal year comprises the initial determination of the mineral resources and probable mineral reserves set out above, and no percentage comparison against the prior completed fiscal year is presented. The probable mineral reserves, with an effective date of June 15, 2026, represent our first mineral reserves and resulted from the application of the modifying factors in the PFS to indicated mineral resources, as described under “—Mineral reserve estimates.”

Mining methods

The PFS contemplates conventional open-pit mining of the Desert Scheelite and Garnet deposits using contract mining. The Desert Scheelite ultimate pit is designed to be mined in five phases and the Garnet pit in two phases. Waste rock will be placed in a single waste rock storage facility (“WRSF”) to the north of the deposits, with a designed capacity of 36 million cubic meters, used as construction material for the tailings storage facility (“TSF”) or placed as backfill in mined-out pits. Production scheduling targets the ore and waste materials required for construction needs and the maintenance of the process plant capacity of 4,000 tonnes per day (approximately 1.46 million tonnes per year), with ramp-up to full production over approximately five months. The life-of-mine is estimated to require approximately 7.5 years of mining. The mining contractor will provide equipment and personnel, with maximum requirements estimated at four loaders and 16 haul trucks (with additional drilling, support and maintenance equipment) and a maximum of 153 contractor personnel operating two shifts, 24 hours per day, seven days per week, together with a maximum of nine owner mining professionals.

Processing and recovery methods

The process plant is designed to treat 4,000 tonnes per day of run-of-mine ore by crushing, grinding and flotation to produce a tungsten concentrate, with a targeted concentrate grade of 60% WO₃ and tailings stored in the geomembrane-lined TSF. The TSF will consist of two cells for the two separate tailings streams: the main impoundment, which will contain approximately 12 million dry tonnes of tailings from the tungsten milling and flotation process, and a separate cell that will contain approximately 0.3 million tonnes of sulfide concentrate, which is anticipated to be a filter cake product. Based on the metallurgical program, an estimated recovery of 78.5% for a concentrate grade greater than 50% WO₃ was recommended for use in the Project’s financial model.

Infrastructure

The major operating and administrative infrastructure to be constructed at the Pilot Mountain site includes site and access roads, primary and secondary crushing and crushed ore stockpile conveyor systems, a process facility with concentrator building, administration and laboratory buildings, a truck shop, warehouse, fuel depot and other mine facilities, water storage and distribution, the WRSF and the TSF. Power will be sourced from an existing 120 kV NV Energy power line located south of the Project’s property boundary, which is expected to provide the point of interconnection for a new 16-kilometer, 120 kV single-circuit overhead transmission line supplying a new 120 kV/13.8 kV substation at the Project site. Fresh water will be supplied from wells via a new 28-kilometer water pipeline and pumping system.

Capital and operating costs and economic analysis

The initial capital cost for the Project is estimated in the PFS at $288.7 million, including a 15% contingency of approximately $37.7 million, with sustaining capital of $33.9 million and closure costs of $22.3 million. The total life-of-mine operating cost is estimated at $936.9 million, or $79.25 per tonne of mineralized material processed. After inclusion of contingency and excluding scope changes, the capital cost estimate is considered to have a level of accuracy in the range of -15% to +20%.

At the base case price assumption of $197,300 per tonne of WO₃ (on an APT basis, representing an approximately 35% discount to the spot price of approximately $304,000 per tonne as of June 12, 2026, and assuming a payable factor of 82%), the economic analysis in the PFS indicates an after-tax net present value (at an 8% discount rate) of $660.3 million, an after-tax internal rate of return of 59.6%, undiscounted after-tax cash flow of approximately $1.06 billion and a capital payback period of approximately 12 months from first commercial production. The economic analysis is based exclusively on probable mineral reserves and constitutes forward-looking information; there is no guarantee that the results, estimates or projections in the PFS will be realized.

Exploration results subsequent to fiscal year end: Tremor zone and Good Hope zone

No mineral resource estimate has been prepared for the Tremor zone or the Good Hope zone and further drilling and evaluation will be required to determine their significance to the broader Project. Significant mineralized intersections of 5m apparent width at or above the PFS Desert Scheelite and Garnet deposit mineral resource estimate cut-off grade of 0.04% WO3 are summarized below in Table 1 and Table 2. Drill collar locations are stated below in Table 3 and shown in Figure 1.

The scientific and technical information relating to the Tremor zone and the Good Hope zone set out in this section has been reviewed and approved by Nicholas John O’Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), a principal consultant of Mining Analyst Consulting Limited, which has been retained by the Company to provide technical support, and a qualified person under S-K 1300. Mr. O’Reilly is not an employee of the Company and is not affiliated with the Company or any of its subsidiaries or with any entity that has an ownership, royalty or other interest in Pilot Mountain. The exploration results described in this section are not covered by the technical report summary filed as Exhibit 96.1, and no technical report summary has been prepared in respect of the Tremor zone or the Good Hope zone. There is no certainty that further drilling will result in the estimation of a mineral resource or that any such resource would be incorporated into a future mine plan.

Tremor zone

The Tremor zone is a blind tungsten-skarn discovery that is obscured by alluvial cover with no direct surface outcrop. Mineralization was identified during condemnation drilling across an area that was under consideration as a location for the TSF. The initial discovery drillhole, PMR26-077 (as reported on June 4, 2026), intersected five distinct zones of tungsten-bearing skarn mineralization.

To date, 8,140 meters across 37 holes of combined core and reverse circulation (“RC”) drilling targeting the Tremor zone and other condemnation targets has been completed, with the majority of Tremor zone assays still pending. Mineralization has been confirmed in two separate areas, the northern and southern Tremor zones, with drilling to date focused on the northern zone. Within the northern zone, mineralization has been confirmed over 200m of strike extent and 190m of dip extent and mineralization remains open in multiple directions. Results are still pending for the southern zone which has been intersected in one hole located 180m south of the northern zone and remains open for extension in multiple directions.

The Tremor zone is located within a part of the Pilot Mountain project that is royalty free. While the Tremor zone was not incorporated into the PFS, the Company has retained flexibility within its infrastructure planning to allow for its potential inclusion in future studies, subject to further drilling and technical evaluation.

Good Hope zone

The Good Hope v is one of the Project’s at-surface skarn zones, which, alongside the Garnet and Gunmetal zones, had been identified as offering resource growth potential. Mineralization is exposed in a window below younger Tertiary volcanics and is hosted in east-west striking, gently north-dipping beds of Luning Formation limestone adjacent to a large body of quartz monzonite intrusion, which is the causative intrusive phase across Pilot Mountain. The Good Hope zone is located 1.3km north of the Desert Scheelite resource area and 1.1km east of the Garnet resource area. Mineralization at the Good Hope zone has been defined over a strike length of 100m starting from surface and down dip 65 meters. Mineralization is bound on the west by post-mineral faulting, which opens exploration and expansion potential seeking the offset portion of the zone.

The inaugural drill program at the Good Hope zone comprised 1,682m of combined core and RC drilling across 13 holes. Results confirm near surface high-grade mineralization and the potential to add new mineable resources for future studies.

Assay Results and Collar Table

Table 1: Tremor Zone Significant Downhole Intersections

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
PMR26-078	259.08	274.32	15.20	0.28	0.06	16.74	0.01
PMR26-079	251.46	259.08	7.60	0.13	0.47	86.32	0.02
PM26-088	139.97	204.12	64.15	0.20	0.32	3.76	0.08
incl.	147.68	161.95	14.27	0.34	0.59	5.09	0.08
PM26-090	101.19	106.30	5.11	0.34	0.74	153.31	0.76
and	129.24	139.00	9.75	0.12	0.38	25.45	0.01
and	144.54	162.00	17.46	0.07	0.18	0.81	0.01
incl.	147.41	155.05	7.64	0.10	0.24	0.63	0.01
PM26-097	53.23	69.83	16.60	0.19	2.09	16.90	0.12
incl.	59.06	69.83	10.77	0.23	3.12	23.76	0.15
and	86.03	130.31	44.08	0.18	0.40	57.23	0.03
incl.	86.03	92.20	6.17	0.22	0.51	203.87	0.01
and incl.	111.42	122.26	10.84	0.27	0.92	3.79	0.05
and	144.72	151.40	6.68	0.23	0.06	10.53	0.57

Note: Only material intercepts of at least 5m apparent width at the PFS resource cut-off grade of >0.04% WO3 are included. Weighted composite grades based on MSALABS certified assay results from analytical method codes: ICP-230; WRX-4W; ICA-6Ag; ICF-6Zn and ICF-6Cu.

Table 2: Good Hope Zone Significant Downhole Intersections

Drillhole ID	From (m)	To (m)	Length (m)	WO3 (%)	Zn (%)	Ag (ppm)	Cu (%)
GH26-01	12.19	25.14	12.95	0.79	0.49	7.90	0.79
GH26-02*	2.13	15.24	13.11	0.42	0.34	23.17	0.12
GH26-06	64.29	76.05	11.76	0.08	0.49	10.51	0.51
GH26-07	65.84	79.16	13.32	0.15	1.59	4.11	0.14
GH26-08	53.16	61.04	7.88	0.18	1.24	3.52	0.05

*Re-drill of the upper portion of GH26-01 where no core was recovered. Only material intercepts of at least 5m apparent width at the PFS resource cut-off grade of >0.04% WO3 are included. Weighted composite grades based on MSALABS certified assay results from analytical method codes: ICP-230; WRX-4W; ICA-6Ag; ICF-6Zn and ICF-6Cu.

Note: Holes PMR26-081 through PMR26-087, 091, 093 and 094 totaling 2,200 meters were drilled as condemnation holes to target infrastructure areas and confirmed no additional mineralization was present. PMR26-080, PM26-089, 092, 095 and GH26-03 through 05 and RGH-01 through 03 were Tremor or Good Hope zone exploration step-out holes totaling 1,999m drilled that did not intercept mineralization above a material grade and thickness cut-off of 5m at 0.04% WO3. PM26-096 intercepted significant visual scheelite mineralization and assays are still pending.

Table 3: Drill Hole Collar Table for Holes with Significant Downhole Intersections

Drillhole ID	Type	Zone	UTM Easting	UTM Northing	Elevation (m)	Azimuth	Dip	Hole Depth (m)
PMR26-078	RC	Tremor	425,072	4,248,157	1,853	270	(45)	303
PMR26-079	RC	Tremor	425,072	4,248,160	1,853	250	(45)	303
PM26-088	Core	Tremor	424,816	4,248,146	1,883	45	(60)	246
PM26-090	Core	Tremor	424,818	4,248,148	1,883	135	(50)	200
PM26-097	Core	Tremor	424,949	4,248,124	1,866	265	(50)	263
GH26-01	Core	Good Hope	423,941	4,249,670	1,962	—	(90)	97
GH26-02	Core	Good Hope	423,940	4,249,670	1,962	—	(90)	15
GH26-06	Core	Good Hope	423,941	4,249,745	1,948	230	(45)	116
GH26-07	Core	Good Hope	423,867	4,249,696	1,973	308	(80)	121
GH26-08	Core	Good Hope	423,871	4,249,695	1,973	140	(50)	124

Note: UTM Zone 11 WGS84 datum. RC = Reverse Circulation Drill Hole. Core = Diamond Core Drill Hole

Quality Control and Assurance

All samples were submitted to MSALABS of Elko, Nevada which is an ISO9001 and ISO/IEC 17025 accredited laboratory. Samples were analyzed using method ICP-230, with any samples returning >450 ppm W being re-run using lithium borate fusion XRF analyses method. Guardian Metal’s QA/QC program includes regular insertion of standards, duplicates and blanks into the sample stream with stringent review of all results.

Figure 1: Map of Drill Holes Showing Planned PFS Pits, Waste Rock Storage Facility and Revised Tailings Storage Facility Locations

424000
426000
N
GUARDIAN
METAL RESOURCES
0
500
1,000 m
4250000
Garnet Pit
Good Hope
WRSF
Gunmetal
Desert Scheelite Pit
Tremor Zone
4248000
4246000
Revised TSF Location
Drill Collars
Drill Traces
Mineralized Intercepts
Quartz Monzonite Contact

Note: Garnet Pit and Desert Scheelite Pit outlines represent the extents of the planned open pits modelled in the recent Pre-Feasibility Study. WRSF = Waste Rock Storage Facility. TSF = Tailings Storage Facility.

C. Organizational structure

Reference is made to page 15 of the Annual Report 2026 and Notes 1 and 12 to the Consolidated Financial Statements included in the Annual Report 2026. Following the internal corporate reorganization described in Item 4.A, our principal subsidiaries, each of which is wholly owned, are: Golden Metal Resources, LLC (Nevada), which holds certain of the Pilot Mountain project claims directly and holds Pilot Metals Inc. (Nevada), the principal holder of the Pilot Mountain project claims, and Tempiute Inc. (Nevada), the holder of our interest in the Tempiute project; and Guardian Exploration Ltd (England and Wales), which holds Guardian Exploration Inc. (Nevada), the holder of our other exploration projects.

D. Property, plants and equipment

Please see Item 4.B “—Mining Properties” and Item 5.B.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

In this section “we,” “us,” “and “our” refer to Guardian Metal Resources PLC, together with its consolidated subsidiaries as a consolidated entity. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 20 - F. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. Some of the information contained in this discussion and analysis, including, but not limited to, information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the Item 3.D. “Risk Factors” and “Introduction—Forward-looking statements” in this Annual Report on Form 20 - F. Our actual results could differ materially from the results described in or implied by these forward-looking statements. We have elected to omit discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure for the fiscal year ended June 30, 2024 was included in our registration statement on Form F-1 (File 333-295580) under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” filed with the SEC on May 6, 2026 and available electronically at www.sec.gov.

A. Operating results

Our financial condition and results of operations are influenced by a combination of external market forces and internal development milestones. As an exploration- and development-stage company with assets located in Nevada and no operating revenue, the following factors are expected to have the most significant impact on our financial condition and results of operations:

●	Commodity prices. Our project economics are directly affected by movements in the price of tungsten, which remains the key value driver across our portfolio. Tungsten prices strengthened during the period following China’s February 2025 export restrictions and have remained subject to heightened volatility. Future declines or volatility could adversely impact our ability to advance the development of our projects, access the capital markets and attract project financing.
●	Supply and demand fundamentals. Global demand for tungsten is closely linked to industrial output, defense spending and investment in energy-transition technologies. Any sustained slowdown in these sectors, or material changes in Chinese export policy or global trade dynamics, could affect long-term pricing and the pace at which new projects are brought online.
●	Input-cost inflation. Increases in the cost of drilling, fuel, power and contract services can affect the economics of exploration and future development studies. Broader inflationary pressures and supply-chain constraints in the U.S. mining and construction sectors may also influence our cost base and by extension the economics of our projects.

●	Government policy and funding. As a participant in the U.S. critical-minerals and defense supply chain initiatives, our progress has been and we believe will continue to be influenced by the timing and availability of federal support. We intend to, where available, take advantage of any future additional funding opportunities under the Defense Production Act or other government programs that provide important levers for accelerating project development.
●	Access to capital markets. Our ability to fund ongoing exploration and development depends on conditions in the capital markets and investor sentiment towards the critical-minerals sector. We believe maintaining strong trading liquidity on AIM and NYSE American will remain essential to meeting our medium-term objectives.
●	Foreign-exchange movements. We report and hold most of our cash in U.S. dollars, but we are a public company incorporated in England and Wales and have raised capital in pounds sterling. Movements in the USD/GBP exchange rate can therefore influence our reported results and available working capital.
●	Tariffs and trade restrictions. Any changes in tariffs or export control policies on tungsten ore, concentrates or finished products could alter global trade flows and pricing structures, which may influence the economics and attractiveness of our project or potentially affect future sales and competitiveness once in production.

Collectively, these factors will determine the pace at which we can advance the Pilot Mountain and Tempiute projects, secure financing and position the Company to transition from exploration toward development.

Components of our results of operations

Our results of operations reflect our activities as an exploration- and development-stage company. We do not yet generate revenue, and our expenses mainly relate to corporate, exploration and project-related activities.

Revenue

We are an exploration- and development-stage company and do not currently generate revenue. We expect to begin earning revenue only once our projects are developed and enter production.

Gross profit

Gross profit represents revenue less the direct costs of generating that revenue, such as production or service delivery costs. As we do not yet have commercial operations or sales, we have not recorded any gross profit for the periods presented.

Other operating income and other income

Other operating income and other income comprise non-recurring receipts that are not part of our core exploration activities. During the fiscal year ended June 30, 2026, other operating income primarily related to rental income and other income related to an insurance claim received by our subsidiary Golden Metal Resources, LLC.

Administrative expenses

Administrative expenses primarily relate to consulting and director fees. Other administrative expenses include professional services fees for auditing, tax and general legal services, investor relations, as well as expenses associated with the requirements of being a listed public company on AIM and NYSE American. We expect that our administrative expenses will increase in the future as our business expands. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a U.S. public company, including expenses related to services associated with maintaining compliance with NYSE American rules and SEC requirements, director compensation, insurance and investor relations costs.

Finance income

Finance income mainly represents interest earned on cash and short-term deposits.

Taxation

Taxation represents income tax expense or benefit, including the impact of tax losses that may be available to offset future taxable profits under applicable tax rules.

Exchange translation

In preparing our financial information, transactions in currencies other than our functional currency, which is USD, are recorded at the rates of exchange prevailing on the dates of the respective transactions. At the respective balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at such balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in our results of operations.

Segment reporting

We operate and report one business segment, which is the exploration and evaluation (“E&E”) of mineral resources in Nevada, United States.

Results of operations

Fiscal year ended June 30, 2026 compared to the fiscal year ended June 30, 2025

The following table sets forth our results of operations for the fiscal years ended June 30, 2026 and 2025:

	Fiscal year ended June 30,
	2026	2025

	($thousands; audited)
Continuing operations
Revenue	—	—
Gross profit	—	—
Other operating income	23	2
Administrative expenses	(8,362)	(2,719)
Listing and admission expenses	(2,189)	—
Loss from operating activities	(10,528)	(2,717)
Other income	42	—
Finance income	448	6
Finance expense	(5)	—
Loss before taxation	(10,043)	(2,711)
Taxation	—	—
Loss for the year from continuing operations	(10,043)	(2,711)
Other comprehensive (loss)/income
Items that will or may be reclassified to profit or loss:
Exchange translation	(597)	908
Total other comprehensive (loss)/income	(597)	908
Total comprehensive (loss) for the year attributable to owners of the Company	(10,640)	(1,803)

Revenue

We did not generate revenue for the fiscal years ended June 30, 2026 and 2025, as our projects remain in the exploration and development stage.

Gross profit

We did not generate a gross profit for the fiscal years ended June 30, 2026 and 2025.

Other operating income

Other operating income increased to $23,000 in the fiscal year ended June 30, 2026, compared to $2,000 for the fiscal year ended June 30, 2025, representing rental income.

Administrative expenses

Administrative expenses increased to $8,362,000 in the fiscal year ended June 30, 2026, from $2,719,000 in the fiscal year ended June 30, 2025. This increase mainly reflects higher corporate staff costs, legal and professional fees, investor relations, insurance and other administrative fees associated with advancing project work and general cost inflation.

Listing and admission expenses

Listing and admission expenses increased to $2,189,000 in the fiscal year ended June 30, 2026, from $0 in the fiscal year ended June 30, 2025. This increase mainly reflects higher corporate and professional-service costs associated with our IPO.

Other income

Other income increased to $42,000 in the fiscal year ended June 30, 2026, compared to $0 for the fiscal year ended June 30, 2025, representing insurance claim income received by our subsidiary Golden Metal Resources, LLC.

Finance income

Finance income was $448,000 in the fiscal year ended June 30, 2026, compared to $6,000 in the fiscal year ended June 30, 2025, which was derived primarily from interest earned on short-term cash deposits.

Finance expenses

Finance expenses increased to $5,000 in the fiscal year ended June 30, 2026, from $0 in the fiscal year ended June 30, 2025. This increase mainly reflects interest charges on credit cards.

Taxation

We recorded no tax expenses for fiscal years ended June 30, 2026 and 2025, as we did not generate taxable profits in either year.

Exchange translation

Exchange translation losses were $597,000 in the fiscal year ended June 30, 2026, compared with an exchange translation gain of $908,000 in the fiscal year ended June 30, 2025. The loss mainly reflects the strengthening of pound sterling against the U.S. dollar during the year, which increased the translated value of sterling-denominated balances.

Net loss

Our loss for the fiscal year ended June 30, 2026 was $10,043,000, compared with a loss of $2,711,000 in the fiscal year ended June 30, 2025. The wider loss was driven mainly by higher administrative expenses as we advanced corporate and technical activities and by listing and admission expenses of $2,189,000 associated with our IPO.

Governmental policies

Reference is made to Item 4 “Information on the Company—Business overview—Regulation.”

B. Liquidity and capital resources

We have historically financed our operations primarily through the sale of equity securities. As an exploration-and development-stage company, our cash needs relate mainly to project evaluation, permitting, corporate overhead and working-capital requirements.

As of June 30, 2026, we had cash and cash equivalents of $52,459,000, compared with $1,873,000 as of June 30, 2025. Our cash and cash equivalents consist of balances held at banks and short-term deposits that are readily available to meet our obligations.

Our approach to managing liquidity is to maintain sufficient cash resources to meet our liabilities as they fall due under both normal and stressed conditions, while limiting credit exposure and preserving capital. We monitor liquidity on a rolling basis, considering expected cash inflows from future financing activities and anticipated exploration and administrative expenditures.

As of June 30, 2026, we had trade and other receivables of $1,499,000 and trade and other payables of $3,646,000, compared with $175,000 and $1,776,000, respectively, as of June 30, 2025. Working-capital movements primarily reflect the timing of project and corporate payments.

We believe our existing cash resources will be sufficient to fund current operations and planned exploration activities for at least the next 12 months from our reporting date. Future funding needs will depend on the pace of project development, the results of ongoing technical studies and the timing of regulatory milestones. We expect to access the equity markets opportunistically and as needed to support these activities and may also evaluate potential strategic or government-funding opportunities.

The following table presents the summary consolidated statement of cash flows for the periods presented.

	For the year ended June 30,
	2026	2025

	(audited, $thousands)
Cash flows used in operating activities
Loss for the year from continuing activities	(10,043)	(2,711)
Adjustments for:
Share-based payment expense	2,097	162
Expenses settled in shares	324	63
Foreign exchange differences	735	444
	(6,887)	(2,042)
Changes in working capital:
(Increase)/decrease in trade and other receivables	(985)	40
Increase in trade and other payables	1,895	880
Net cash outflows in operating activities	(5,977)	(1,122)
Cash flows from investing activities
Purchase of intangibles	(28,220)	(8,038)
Award received in relation to intangibles	2,153	—
Purchase of property, plant and equipment	(45)	—
Purchase of other non-current assets	(358)	—
Net cash outflows from investing activities	(26,470)	(8,038)
Cash flows from financing activities
Proceeds from issue of share capital, net of share issue costs	83,674	7,968
Net cash inflows generated from financing activities	83,674	7,968
(Decrease)/increase in cash and cash equivalents	51,227	(1,192)
Cash and cash equivalents at beginning of year	1,873	3,033
Effect of foreign currency exchange rates	(641)	32
Cash and cash equivalents at June 30	52,459	1,873

Net cash outflows in operating activities

Net cash outflows in operating activities were $5,977,000 in the fiscal year ended June 30, 2026, compared with $1,122,000 in the fiscal year ended June 30, 2025. These outflows mainly reflect administrative expenses and ongoing operational activities.

Net cash outflows from investing activities

Net cash outflows from investing activities totaled $26,470,000 in the fiscal year ended June 30, 2026, compared with $8,038,000 in the fiscal year ended June 30, 2025. The increase was primarily due to the pre-feasibility program at Pilot Mountain, the drilling program ramp-up at Tempiute along with minor E&E activities.

Net cash inflows generated from financing activities

Net cash inflows from financing activities were $83,674,000 for the fiscal year ended June 30, 2026, compared with $7,968,000 in the fiscal year ended June 30, 2025. The increase mainly reflected our NYSE American listing, IPO and an equity fundraising.

Contractual obligations and commitments

We are required to maintain our mineral properties in good standing by meeting annual claim-maintenance and permitting obligations with the BLM and other local authorities. These expenditures are not fixed under long-term contracts and are expected to continue at a similar level in future periods.

We hold 100% ownership of the Pilot Mountain, Garfield, Stonewall, Kibby Basin, Cinch, Pilot North and White Elephant projects, and we have earn-in options and options to acquire up to 100% of the Tempiute and Golconda projects. Key terms for each project are summarized below:

●	Pilot Mountain Project: The 45 NT claims within the project, which include the area of the current mineral resources and mineral reserves, are subject to a third-party royalty of 2% of gross revenues from the production and sale of minerals from those claims. We make annual advance payments of $40,000 toward this royalty obligation, and we make approximately $9,000 toward annual claim maintenance fees and local administration costs associated with the 45 NT claims. Annual claim and administration costs are approximately $80,000.
●	Tempiute Project: We pay $25,000 every six months under an option to acquire 100% of the project. These payments count toward the purchase price if we exercise the option and complete the acquisition. Under the terms of the option, we may earn 100% ownership upon meeting certain conditions, including the delineation of a qualifying WO₃ mineral resource within the option period and payment of a resource-linked bonus amount. Upon exercise of the option, the vendor will retain a 1.5% NSR, 50% of which (0.75%) may be repurchased by us for $1 million in cash or shares. Beginning in year five, we will also make annual advance royalty payments of $25,000 until production begins. Annual claim and administration costs are approximately $60,000. The agreement can be terminated at any time without further payments.
●	Garfield and Stonewall Projects: Sunrise Resources Group retains a 2% NSR on each project. We have the right to buy back 1% of each royalty for $1 million. Annual claim and administration costs are approximately $45,000 for Garfield and $4,000 for Stonewall.
●	Golconda Project: We are required to pay $275,000 to Eureka Resources under an option agreement to acquire 100% of the project. The amount is payable through annual payments of $50,000 through 2027. Upon exercise, Eureka will retain a 1% NSR, which we have the right to buy back for $1 million. Annual claim and administration costs are approximately $10,000.
●	Kibby Basin, Cinch, Pilot North and White Elephant Projects: We currently have no committed costs for these projects but continue to pay annual claim and administration costs of approximately $35,000.

We maintain a short-term office lease in London, United Kingdom and a small administrative office in Nevada. These leases are cancelable or of limited duration and are not material to our overall liquidity position. Other corporate commitments include professional-service and consultancy agreements entered into in the ordinary course of business.

We have no binding capital commitments for property, plant and equipment as of June 30, 2026. Expenditures on technical studies, drilling programs and environmental assessments will be incurred as approved by management from time to time.

We have no off-balance sheet arrangements, special-purpose entities or other relationships with unconsolidated entities that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources

See Note 23 to the Consolidated Financial Statements included in the Annual Report 2026 for further detail on capital commitments.

C. Research and development, patents and licenses, etc.

We have not conducted any research and development activities for the last three years. For further information on patents and licenses, please refer to Item 4 “Information on the Company—Business Overview—Dependence on patents, licenses, contracts and processes” of this Annual Report on Form 20-F.

D. Trend information

Reference is made to Item 5 “Operating and Financial Review and Prospects—Operating Results” of this Annual Report on Form 20-F for trend information.

E. Critical accounting estimates

Reference is made to Note 3 to the Consolidated Financial Statements included in the Annual Report 2026.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth the name and position of each of our board members and executive officers as of the date of this Annual Report on Form 20-F:

Name	Position	Date of Birth
Executive Officers
Jason Thomas Starzecki	Executive Chairman and Director	June 22, 1974
Oliver Friesen	Chief Executive Officer and Director	June 2, 1990
Jacob Daniel Mather	Chief Financial Officer	November 2, 1976
Non-Executive Board Members
Benjamin James Hodges	Non-Executive Director	June 11, 1974
Michael X. Schlumpberger	Non-Executive Director	July 1, 1963
Dr. Mark Thorpe	Non-Executive Director	January 22, 1960

Reference is made to the section titled “The Board of Directors” on page 13 of the Annual Report 2026 for the names, qualifications and principal positions held outside of Guardian for the members of the Guardian board of directors.

The following is a brief summary of the business experience of our Chief Financial Officer.

Jacob Daniel Mather has served as our Chief Financial Officer since March 2026. Prior to joining Guardian, he was the Chief Financial Officer at Golden Queen Mining Company in California where he supported a divestment process. Most recently, he was the Vice President Business Development at Ceibo Inc., a Chilean based copper sulfide leaching company where he led activities in North America. Mr. Mather also worked 12 years at Rio Tinto Group in a variety of finance and strategy roles, directing corporate strategy efforts including internal investment processes and external contracts. Mr. Mather holds a Bachelor of Science degree in chemical engineering from Brigham Young University and a Master of Business Administration from the University of Utah. Mr. Mather is a mining financial professional with over 20 years’ experience in the industry. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or executive officers was selected as a director or executive officer.

B. Compensation

For compensation data in respect of the members of the Guardian board of directors and the members of Guardian’s executive management, as applicable, reference is made to the section titled “Directors’ Report” on page 15 of the Annual Report 2026.

The following table presents the individual compensation provided to our Chief Financial Officer during the fiscal year ended June 30, 2026:

	Salary	Bonus	Total

	(in $)
Chief Financial Officer
Jacob Daniel Mather	90,625	—	90,625

Following the end of fiscal 2026, on July 17, 2026, the Company implemented previously approved share option arrangements with certain directors, granting an aggregate of 681,817 new options over ordinary shares: (i) an option over 400,000 ordinary shares granted to Dr. Mark Thorpe at an exercise price of £2.55 per share pursuant to the terms agreed on his appointment, with 100,000 vesting on grant and 300,000 vesting on November 21, 2026, and a life to expiry of three years from the date of grant; (ii) an option over 100,000 ordinary shares granted to Michael X. Schlumpberger at an exercise price of £1.31 per share, being the balance of the 400,000 options agreed on his November 2025 appointment (an option over 300,000 ordinary shares having been granted in December 2025), with 50% vesting on grant and 50% vesting on December 24, 2026; and (iii) an enterprise management incentive option over 181,817 ordinary shares granted to Oliver Friesen at an exercise price of 10.75 pence per share. In addition, the Company extended the exercise period of the option over 2,104,859 ordinary shares granted to Mr. Friesen under the EMI Option Deed dated May 3, 2023 by five years to May 3, 2031 and agreed to indemnify Mr. Friesen for the net tax cost arising from such original options not qualifying as enterprise management incentive options, subject to a cap.

Pension, retirement or similar benefits

Pursuant to the JT Service Agreement (as defined below), Jason Thomas Starzecki is entitled to be reimbursed for the cost of any private health insurance he procures, up to the amount of $1,000 per month. Oliver Friesen and Benjamin James Hodges are currently eligible to receive U.K. employer pension contributions in accordance with Part 1, Chapter 1 of the U.K. Pensions Act 2008, being the only two directors who ordinarily work in the U.K. under their respective service agreements and who satisfy the age and earnings criteria for automatic enrollment under the U.K. Pensions Act 2008. No other individuals currently satisfy the eligibility criteria for U.K. automatic enrollment pension contributions.

In the fiscal year ended June 30, 2026, the total amount set aside or accrued by Guardian to provide pension, retirement or similar benefits was $0 as such benefits are paid by the end of each month.

C. Board practices

Composition of our board of directors

Our board of directors is composed of five members. As a foreign private issuer, under the listing requirements and rules of NYSE American, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Benjamin James Hodges, Michael X. Schlumpberger and Dr. Mark Thorpe, three of our five directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. There are no family relationships among any of our directors or executive officers.

In accordance with our Articles of Association, the following directors will retire from office and be eligible for re-election:

●	any director who has been longest in office since their last appointment or reappointment and if those eligible for re-election were appointed or reappointed on the same day, the director who will retire shall (unless the directors otherwise agree among themselves) be determined by lot; and

●	any director who wishes to retire and offer himself for re-election (whether by reason of the U.K. Corporate Governance Code or for any other reason).

The number of directors to retire at each annual general meeting shall be one-third of their number, provided that: (i) if their number is more than three, but not a multiple thereof, then the number to retire shall be the number nearest to, but not exceeding, one-third, (ii) if their number is two, one of the directors shall retire and (iii) if their number is one, that director shall retire.

We comply with the requirements of provision 18 of the U.K. Corporate Governance Code that all directors be subject to annual re-election.

Retiring directors are eligible for re-election. Reference is made to the section titled “Description of Share Capital and Articles of Association—Articles of Association—Directors—Rotation of Directors,” on pages 107-127 of the Form F-1, which section is incorporated herein by reference (see Exhibit 15.2 and Item 19.B).

Committees of our board of directors

Our board has two standing committees: an audit committee (“Audit Committee”) and a remuneration committee (“Remuneration Committee”). Each of these committees is governed by a charter that is consistent with applicable U.K. law and SEC and NYSE American corporate governance rules, and such charters are available on our website at www.guardianmetalresources.com. The information contained on, or that can be accessed through, our website does not form part of this Annual Report on Form 20-F.

Audit Committee

Our Audit Committee consists of Benjamin James Hodges, Michael X. Schlumpberger and Dr. Mark Thorpe. Mr. Hodges serves as the chair of the Audit Committee. Our board has determined that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE American corporate governance rules. Our board has determined that Mr. Hodges and Mr. Schlumpberger are audit committee financial experts as defined by the SEC rules, and Mr. Hodges, Mr. Schlumpberger and Dr. Thorpe have the requisite financial experience as defined by the NYSE American corporate governance rules.

Our board has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

The Audit Committee is responsible for, among other things:

●	recommending the appointment of the independent auditor to the board, who in turn will put the appointment of the independent auditor to the annual general meeting of shareholders;
●	the appointment, remuneration, retention and oversight of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence and presenting its conclusions to the full board on at least an annual basis;
●	reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;
●	approving or ratifying any related party transactions in accordance with the AIM Rules for Companies and related guidance;
●	reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems, covering all material controls, including financial, operational and compliance controls and the procedures for the identification, assessment, management and reporting of risks; and

●	periodically reviewing with management and the independent auditor our Code of Conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the Code of Conduct and consider and discuss and, as appropriate, grant requested waivers from the Code of Conduct.

The Audit Committee meets at least three times per year and at such other times as the chair of the Audit Committee shall deem fit. Only members of the Audit Committee have the right to attend Audit Committee meetings, but other directors and external advisers may be invited to attend all or part of any meeting as and when appropriate.

Remuneration Committee

Our Remuneration Committee consists of Michael X. Schlumpberger, Benjamin James Hodges and Dr. Mark Thorpe. Mr. Schlumpberger serves as chair of the Remuneration Committee. Our board has determined that each of Mr. Schlumpberger, Mr. Hodges and Dr. Thorpe is independent under the NYSE American corporate governance rules, including the additional independence requirements applicable to the members of a remuneration committee.

The Remuneration Committee is responsible for, among other things:

●	identifying, reviewing and proposing policies relevant to and setting of individual remuneration packages for the directors, officers and other key employees;
●	evaluating each executive leadership team member’s performance in light of such policies and reporting to the board;
●	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive leadership team;
●	recommending any equity long-term incentive component of each executive leadership team member’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and
●	reviewing and assessing risks arising from our compensation policies and practices.

The Remuneration Committee meets at least twice each year and at such other times as required.

Directors’ service contracts

Jason Thomas Starzecki

In September 2023, Jason Thomas Starzecki was appointed as a non-executive director and non-executive chairman of the Company. Effective from June 1, 2025, we entered into an executive chair service agreement with Mr. Starzecki (the “JT Service Agreement”). Pursuant to the JT Service Agreement, Mr. Starzecki is entitled to an annual base salary of $200,000 to be reviewed annually. He is also eligible for a bonus of such amount and at such intervals as the board, in its absolute discretion, may determine, as well as to participate in our incentive plans.

In January 2026, we entered into a side letter with Mr. Starzecki (“JT Side Letter”) in relation to the JT Service Agreement. The annual base salary of Mr. Starzecki was increased to $325,000 as of January 1, 2026.

As of his appointment and for six years following termination, Mr. Starzecki is entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favorable than those in place from time to time for other members of the board.

Any intellectual property subsisting, or that may subsist in the future, in him, whether wholly or partially made by Mr. Starzecki, shall automatically vest in us absolutely. To the extent it does not automatically vest, Mr. Starzecki shall hold it in trust for us.

Either party may terminate the JT Service Agreement, as amended by the JT Side Letter, by giving not less than six months’ prior written notice. We may also terminate Mr. Starzecki’s employment in our sole discretion at any time and with immediate effect, provided that within 28 days we pay an equivalent of six months’ base salary in lieu of notice. In the case of disqualification from acting as a director or resignation as a director without the prior written approval of the board, breach of any rules or regulations, ceasing to meet regulatory body requirements, gross misconduct, negligence and other breaches or criminal or civil offenses made by Mr. Starzecki during the course of appointment, we may terminate the service agreement with immediate effect without notice and with no liability to make further payment to him.

The JT Service Agreement, as amended by the JT Side Letter, contains customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by Mr. Starzecki.

Oliver Friesen

In March 2022, we entered into a service agreement with Oliver Friesen (“OF Service Agreement”), which governs the terms of his service with us as Chief Executive Officer. Pursuant to the OF Service Agreement, Mr. Friesen was entitled to an annual base salary of £18,000 until our admission to AIM and upon successful admission, he was entitled to receive a bonus comprising fully paid-up shares in our equivalent to the net market value of £25,000, as well as an option to purchase 2.5% of the issued share capital of us on admission. Following admission, Mr. Friesen became entitled to an annual base salary of £70,000, to be reviewed annually, and he is eligible for a bonus of such amount and at such intervals as the board, in its absolute discretion, may determine.

In January 2025, we entered into a side letter with Mr. Friesen (“First OF Side Letter”) in relation to the OF Service Agreement. Among other things, the annual base salary of Mr. Friesen was increased to £210,000 as of January 1, 2025, and the board decided to award Mr. Friesen with back-pay in line with the new salary level, in lieu, back dated and pro-rated to October 1, 2024.

In January 2026, we entered into a second side letter with Mr. Friesen (“Second OF Side Letter” together with the First OF Side Letter, the “OF Side Letters”) in relation to the OF Service Agreement. The annual base salary of Mr. Friesen was increased to £322,000 as of January 1, 2026.

As of his appointment and for six years following termination, Mr. Friesen is entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favorable than those in place from time to time for other members of the board.

Any intellectual property subsisting, or that may subsist in the future, in him, whether wholly or partially made by Mr. Friesen, shall automatically vest in us absolutely. To the extent it does not automatically vest, Mr. Friesen shall hold it in trust for us.

Either party may terminate the OF Service Agreement, as amended by the OF Side Letters, by giving not less than six months’ prior written notice, and we may also terminate Mr. Friesen’s employment in our sole discretion at any time and with immediate effect, provided that within 28 days we pay an equivalent of six months’ base salary in lieu of notice.

If Mr. Friesen’s employment is terminated by either party within six months of a change of control of the Company, provided notice is made by reason of any reconstruction or amalgamation of the Company, its subsidiaries or holding companies from time to time and/or any subsidiary of any holding company from time to time, whether by winding up or otherwise, Mr. Friesen shall be entitled to 18 months’ salary in addition to his entitlement to six months’ base salary in lieu of notice and, if Mr. Friesen gives notice of termination within six months of a change of control of the Company, he shall not be required to serve his six month notice period. Notwithstanding the foregoing, if Mr. Friesen’s employment is terminated at any time by reason of any reconstruction or amalgamation of the Company, its subsidiaries or holding companies from time to time and/or any subsidiary of any holding company from time to time, and Mr. Friesen is offered employment with any concern or undertaking involved in or resulting from the reconstruction or amalgamation on terms which, considered in their entirety, are no less favorable to any material extent than under the OF Service Agreement as amended by the OF Side Letters, Mr. Friesen shall have no claim against us, or any such undertaking, arising out of or connected with the termination.

In the case of disqualification from acting as a director or resignation as a director without the prior written approval of the board, breach of any rules or regulations, ceasing to meet regulatory body requirements, gross misconduct, negligence and other breaches or criminal or civil offenses made by Mr. Friesen during the course of appointment, we may terminate the OF Service Agreement, as amended by the OF Side Letters, with immediate effect without notice and with no liability to make further payment to him.

The OF Service Agreement, as amended by the OF Side Letters, contains customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by Mr. Friesen.

Non-employee director letter agreements

Each of Michael X. Schlumpberger, Benjamin James Hodges and Dr. Mark Thorpe was appointed as a non-executive director under letters of appointment, the terms of which are similar except for their respective remuneration, which is outlined below. These letters set out their duties and responsibilities, and they do not receive benefits upon termination or resignation from their positions as directors.

Either party may terminate the appointment by giving not less than three months’ prior written notice. In the case of disqualification, breach of any rules or regulations, bankruptcy, failure to observe the terms of the letter and other breaches or criminal or civil offenses made by any non-executive director during the course of their appointment, we may terminate the appointment with immediate effect.

In November 2025, we appointed Mr. Schlumpberger as a non-executive director, pursuant to which he is entitled to be paid an annual fee of $80,000. As of his appointment, Mr. Schlumpberger became entitled to the grant of 400,000 options in us over an 18-month period, 300,000 of which were granted in December 2025. Mr. Schlumpberger will also be eligible to participate in our incentive plans as of November 1, 2026. In July 2026, we entered into a side letter with Mr. Schlumpberger whereby the annual fee of Mr. Schlumpberger was increased to $100,000 as of June 1, 2026.

In March 2026, we appointed Mr. Hodges as an independent non-executive director pursuant to which he is entitled to be paid an annual fee of £60,000, effective April 1, 2026. Mr. Hodges is eligible to participate in our incentive plans as of March 23, 2027.

In May 2026, we appointed Dr. Thorpe as an independent non-executive director pursuant to which he was entitled to be paid an annual fee of $100,000, effective May 26, 2026. As of his appointment, Dr. Thorpe became entitled to the grant of 400,000 options in us over a six-month period, all of which were granted in July 2026. Dr. Thorpe is eligible to participate in our incentive plans as of May 19, 2027. In July 2026, we entered into a side letter with Mr. Hodges whereby the annual fee of Mr. Hodges was increased to £75,000 as of August 1, 2026.

D. Employees

As of June 30, 2026, Guardian had seven employees and officers, comprising the five members of its board of directors, its Chief Financial Officer and one financial controller, and had no other full-time employees, with two employees in the United Kingdom, four in the United States and one in Canada. Guardian engages consultants and contractors as needed to conduct exploration, corporate and administrative functions. As of June 30, 2025 and 2024, Guardian had five employees and officers, each year, comprising the five members of its board of directors. None of our employees is represented by a labor union or covered by a collective bargaining agreement.

E. Share ownership

The following table presents information regarding the total amount of ordinary shares directly or indirectly owned by members of the Guardian Board and senior management as of September 11, 2026. The members of the Guardian Board and senior management do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

	Number of	Percentage of
	ordinary	ordinary
	shares	shares
	beneficially	beneficially
Executive officers and board members	owned	owned (%)
Jason Thomas Starzecki(1)	150,656	0.08
Oliver Friesen(2)	1,100,657	0.55
Jacob Daniel Mather	—	—
Benjamin James Hodges(3)	155,158	0.08
Michael X. Schlumpberger(4)	2,500	0.00
Dr. Mark Thorpe(5)	—	—
All executive officers and board members as a group (six persons)	1,408,971	0.71
(1)	In addition, Mr. Starzecki has the right to acquire 1,000,000 additional ordinary shares pursuant to share options. 500,000 options were granted on December 22, 2023, have an exercise price of £0.14 and expire on December 22, 2026. 500,000 options were granted on December 24, 2025, have an exercise price of £1.3137 and expire on December 24, 2028.
(2)	In addition, Mr. Friesen has the right to acquire 3,411,676 additional ordinary shares pursuant to share options. 2,104,859 options were granted on May 5, 2023, have an exercise price of £0.1075 and expire on May 3, 2031. 500,000 options were granted on December 22, 2023, have an exercise price of £0.14 and expire on December 22, 2026. 625,000 options were granted on December 24, 2025, have an exercise price of £1.3137 and expire on December 24, 2028. 181,817 options were granted on July 17, 2026, have an exercise price of £0.1075 and expire on July 17, 2036.
(3)	In addition, Mr. Hodges has the right to acquire 400,000 additional ordinary shares pursuant to share options. 400,000 options were granted on December 24, 2025, have an exercise price of £1.3137 and expire on December 24, 2028.
(4)	In addition, Mr. Schlumpberger has the right to acquire 400,000 additional ordinary shares pursuant to share options. 300,000 options were granted on December 24, 2025, have an exercise price of £1.3137 and expire on December 24, 2028. 100,000 options were granted on July 17, 2026, have an exercise price of £1.3137 and expire on July 17, 2029.
(5)	In addition, Dr. Thorpe has the right to acquire 400,000 additional ordinary shares pursuant to share options. 400,000 options were granted on July 17, 2026, have an exercise price of £2.5500 and expire on July 17, 2029.

On July 17, 2026, the following purchases were made: (i) Mr. Starzecki purchased 1,100 ADSs (representing 5,500 ordinary shares) for a total of $10,494; (ii) Mr. Friesen purchased 20,000 ordinary shares for a total of £29,749.50; and (iii) Mr. Schlumpberger purchased 500 ADSs (representing 2,500 ordinary shares) for a total of $5,005.

Equity compensation arrangements

We have granted or may grant equity-based awards under short-term and long-term incentive plans. As a foreign private issuer, we may follow our home country corporate governance rules instead of certain corporate governance requirements of NYSE American, and we are exempt from NYSE American regulations that require a listed U.S. company to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

The following sections provide a summary of the terms of each of the short-term and long-term incentive plans that have been adopted by the Company.

Long Term Incentive Plan (the “LTIP”)

The Company recognizes the need to attract, incentivize and retain employees and therefore has adopted the LTIP. The purpose of the LTIP is to retain and incentivize executive directors and employees whose contributions are essential to the continued growth and success of the business of the Company, in order to strengthen their commitment to the Company and, in turn, further the growth, development and success of the Company. The LTIP provides for the grant of options over ordinary shares in the Company which may be subject to a combination of performance and time vesting. The LTIP also provides for the grant of other conditional share awards over shares in the Company, including nil-costs options and restricted stock units.

Eligibility

Employees and the executive directors of the Company, and any subsidiary from time to time, are eligible to participate in the LTIP at the discretion of the board.

Administration of the LTIP

The board has the authority to operate, manage and administer the LTIP, but the Remuneration Committee will generally do so in practice as a duly authorized committee of the board.

Grant of options

Subject to the rules of the LTIP, the Company (acting through the board) may grant an award to any employee it chooses, provided that the Company may not grant awards (i) at any time when that grant would be prohibited by, or in breach of, Regulation (EU) 596/2014 as it forms part of U.K. domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by U.K. legislation from time to time, or any other law, regulation with the force of law or the AIM Rules for Companies, or (ii) after the 10th anniversary of the date on which the LTIP is adopted.

Awards will generally be subject to conditions relating to time and, possibly, performance. Once vested, options under the LTIP shall be exercisable for 10 years from the date of grant.

Each award entitles a participant to the right to acquire a specified number of shares upon vesting of the award or, in the case of awards comprising options, on exercise of such options.

On exercise of an option, payment of the aggregate exercise price shall be due from the participant for the shares subject to the option unless the board determines that an alternative means of payment will be acceptable.

Each award granted under the LTIP is evidenced by an award certificate in a form prescribed by the board. The award certificate will set out the individual terms and conditions which apply to each award.

Plan limits

Awards may not be granted where the grant would result in the total number of dilutive shares exceeding 10% of the issued share capital of the Company.

For the purposes of this limit, no account will be taken of any shares where the right to the shares has lapsed or of any awards made prior to our IPO.

Termination of employment or engagement

Ordinarily, an award will lapse if the relevant participant ceases to be an employee or director of the Company or any subsidiary from time to time, unless the board exercises its discretion to allow otherwise.

Certain leavers may be permitted to retain all or a proportion of their vested options (or such greater proportion as the board may determine in its absolute discretion), subject to a potential requirement to exercise them within 90 days following cessation of employment or service, depending on the circumstances of their cessation.

Notwithstanding any other provision of the LTIP, if any participant dies whilst holding an award which has not been fully vested (or, in the case of options, exercised), his or her personal representative, heirs or legatees may, at any time within one year after the date of such death exercise an option with respect to the unexercised balance of the ordinary shares subject to the option.

Corporate events

If the board considers that a change of control is likely to occur, the board may decide that any option to the extent vested (or such greater proportion as the board may determine) may be exercised within a reasonable period to be specified by the board for that purpose and ending immediately prior to completion of that change of control. The board shall have discretion to determine that an option that is not exercised by the end of that period shall lapse.

If a change of control occurs, the participant may exercise the option to the extent vested (measured at the date of completion of the change of control) or such higher proportion as the board may, in its absolute discretion determine, within 30 days after the date on which the change of control completes. Ordinarily, to the extent not exercised, the option shall lapse at the end of the 30-day period.

Cash alternative

The board shall have absolute discretion to determine if and to what extent the exercise of options shall be settled in cash instead of ordinary shares. In which case, the participant will receive a cash amount equal to the market value of the relevant number of ordinary shares as at the date of exercise less the aggregate exercise price, if any. The board will arrange for any such payment to be made either by the Company or by another member via payroll or to a bank account nominated by the participant, subject always to all and any applicable tax withholding.

Net settlement

Instead of delivering the number of ordinary shares subject to an award, the Company may settle the award by procuring the transfer of sufficient ordinary shares to deliver the gain net, if any, in the following manner: (i) deduct the exercise price, if any, from the market value of ordinary share on the date of exercise; (ii) multiply the result by the number of ordinary shares specified in the relevant exercise notice; and (iii) deduct the aggregate tax liability.

Variation of share capital

If there is any variation of the share capital of the Company (whether that variation is a capitalization issue (other than a scrip dividend), rights issue, consolidation, subdivision or reduction of capital or otherwise) that affects (or may affect) the value of awards to participants, the board shall adjust the number and description of shares subject to each award or the exercise price of each option in a manner that the board, in its reasonable opinion, considers to be fair and appropriate. However (i) the total amount payable on the exercise of any option in full shall not be increased; and (ii) the exercise price for a share to be newly issued on the exercise of any option shall not be reduced below its nominal value (unless the board resolves to capitalize, from reserves, an amount equal to the amount by which the total nominal value of the relevant shares exceeds the total adjusted exercise price, and to apply this amount to pay for the relevant shares in full).

Amendments

The board may amend the LTIP from time to time, except that (i) the board may not amend the LTIP without the consent of participants if the amendment (x) applies to awards granted before the amendment was made, and (y) materially adversely affects the interests of participants and (ii) while ordinary shares are traded on a recognized stock exchange, the board may not make any amendment to the advantage of participants if that amendment relates to (x) the limits specified in the rules of the LTIP, and (y) rights relating to the variation of share capital, without the prior approval of the Company in a general meeting (except for minor amendments to benefit the administration of the LTIP, to take account of a change in legislation, or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for the Company or any subsidiary from time to time).

Overseas sub-plans

The board may establish sub-plans to operate in overseas territories (overseas sub-plans), provided that (i) all overseas sub-plans are subject to the limitations set out in the rules of the LTIP, (ii) only employees who are resident in (or otherwise subject to the tax laws of) the relevant territory are entitled to participate in any overseas sub-plan and (iii) no employee has an entitlement to awards under any overseas sub-plan greater than the maximum entitlement of an employee under the LTIP.

Any overseas sub-plan must be governed by rules similar to the rules of the LTIP, but modified to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice.

Termination

The LTIP shall terminate upon the 10th anniversary of its adoption by the Company, unless terminated earlier by the board in its discretion. Termination of the LTIP shall be without prejudice to the subsisting rights of participants. Any award which has not previously lapsed, vested or been exercised will lapse automatically on the 10th anniversary of the date of the grant.

Pension rights

None of the benefits which may be received under the LTIP shall be pensionable.

Enterprise Management Incentives Plan (the “EMI Plan”)

The Company has adopted an EMI Plan under which U.K. directors and employees of the Company and any subsidiary from time to time, may be granted options (“EMI Options”) to acquire ordinary shares. EMI Options granted are intended to receive favorable tax treatment in the U.K. for U.K. tax resident employees pursuant to the U.K.’s prevailing enterprise management incentives legislation set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003.

The EMI Plan has been created as a sub-plan to the LTIP and is therefore identical to the LTIP in all material respects save as follows:

Eligibility

Any full-time director or employee who devotes at least 25 hours per week or 75% of their total working time (if less) to the business of the Company and any subsidiary from time to time, is eligible to participate. Actual participation is at the discretion of the Remuneration Committee. EMI Options are personal to the participant and not capable of assignment. EMI Options shall be granted by deed with no consideration payable by the participant.

Material interest

No person may participate in the EMI Plan if they have a “material interest” in the Company. Material interest means (broadly) ownership over 30% or more of the issued ordinary shares.

Individual participation limits

The aggregate market value (measured at the date of grant) of ordinary shares over which all outstanding EMI Options which are qualifying options for the purposes of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 may be held by any one participant under the EMI Plan may not exceed £250,000.

EMI plan limits

No EMI Options may be granted under the EMI Plan on any date, if as a result the aggregate market value (at the date of grant) of all ordinary shares over which outstanding EMI Options subsist under the EMI Plan would exceed £3 million (increased to £6 million with effect from April 6, 2026).

Income tax and national insurance contributions

The EMI Plan contains provisions that will ensure that any income tax, employee’s and employer’s national insurance contributions that arise as a result of the exercise of any EMI Options will be payable by the participant.

Advisers’ Plan (the “Advisers’ Plan”)

The Company has adopted the Advisers’ Plan in order to accommodate the grant of rights over ordinary shares to its non-executive directors and other non-employees who are providing services to the Company.

The purpose of the Advisers’ Plan is to provide the Company with a framework for the grant of rights over ordinary shares to such non-employees in a manner which can replicate in material respects the terms of options granted under the LTIP, but without prejudicing the employee share scheme status of the LTIP in the U.K.

U.S. Sub-Plan (the “U.S. Sub-Plan”)

On September 14, 2026, our board of directors adopted the U.S. Sub-Plan pursuant to Rule 24.8 of the LTIP. The U.S. Sub-Plan incorporates by reference all terms and conditions of the LTIP and the Advisors’ Plan and applies to employees or advisers of the Company and its subsidiaries who are U.S. citizens, residents or otherwise subject to U.S. federal income taxation in respect of an award (“U.S. Participants”) and supplements and, where necessary, modifies the rules of the LTIP and the Advisers’ Plan as they apply to U.S. Participants. The purpose of the U.S. Sub-Plan is to ensure compliance with applicable U.S. laws, including Section 409A of the Code (“Section 409A”), the Securities Act, and applicable U.S. tax, employment and securities laws, in connection with any equity awards granted to U.S. Participants.

The U.S. Sub-Plan does not create a separate pool of shares but rather draws upon the existing share authorization under the LTIP, and all awards granted under the U.S. Sub-Plan count toward the plan limits set out in the rules of the LTIP. To the extent permissible and in compliance with applicable U.S. laws, all grant types and awards permitted under the LTIP may be issued pursuant to the U.S. Sub-Plan to U.S. Participants. In the event of any conflict between the U.S. Sub-Plan and the LTIP or the Advisers’ Plan, the U.S. Sub-Plan prevails for U.S. Participants.

All awards granted to under the LTIP or the Advisers’ Plan to U.S. Participants are intended either to be exempt from or to comply with Section 409A. Awards that constitute deferred compensation subject to Section 409A may only be settled upon a permissible payment event, including separation from service, disability, death, a specified time or fixed schedule, a change in control event or an unforeseeable emergency. If a U.S. Participant is a specified employee at separation from service, payment of deferred compensation subject to Section 409A is delayed for six months, or until the participant’s death if earlier.

Shares may only be issued, delivered or transferred to U.S. Participants if registered under the Securities Act or pursuant to an available exemption, including Rule 701, Regulation D, Regulation S or Section 4(a)(2). The Company or the applicable employer may withhold from payments or share deliveries to satisfy U.S. federal, state and local tax obligations. The U.S. Sub-Plan constitutes an unfunded arrangement for U.S. federal income tax purposes and for purposes of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”) and is not intended to be subject to ERISA. The U.S. Sub-Plan is effective as of the date of its adoption by the board of directors and applies to all awards granted to U.S. Participants on or after the effective date.

Short Term Incentive Plan (the “STIP”)

Purpose

The STIP aims to compensate selected participants for their contribution to the achievement of the Company’s strategic objectives and of specific individual, financial and operational goals that serve and ensure the long-term interests and sustainability of the Company and other members of the group.

Beneficiaries

Eligible employees of the Company and/or its subsidiaries, including executive and non-executive directors, may be beneficiaries.

Implementation

The STIP will be implemented on an annual basis. The participants for each year of implementation will be determined based on the terms and conditions of the plan and the decision of the board or a designated committee thereof, including the Remuneration Committee.

Payment of STIP

STIP awards are generally paid in cash, following determination of the attainment of specified individual and corporate performance conditions. The maximum amount payable under each award is 200% of the individual’s annual salary, although the board may in its absolute discretion determine a higher maximum at the date of grant.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

None.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of the date of this Annual Report on Form 20-F, the issued share capital of Guardian consisted of 198,797,008 ordinary shares.

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of September 11, 2026 by each person, or group of affiliated persons, known by us to beneficially own 3% or more of our outstanding ordinary shares.

The number of ordinary shares beneficially owned by each entity or person is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 11, 2026 through the exercise of any option. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned is computed on the basis of 198,797,008 of our ordinary shares as of September 11, 2026. Ordinary shares that a person has the right to acquire within 60 days of September 11, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and management and supervisory board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Orana Corporate LLP, 25 Eccleston Place, London SW1W 9NF, United Kingdom. The principal shareholders listed below do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

	Number of	Percentage of
	ordinary shares	ordinary shares
	beneficially owned	beneficially owned
	prior to the date of	prior to the date of
	this Annual Report	this Annual Report on
Name of Beneficial Owner	on Form 20-F	Form 20-F (%)
3% or greater shareholders
UCAM Limited(1)	42,841,352	21.55
Juggernaut Fund, L.P.(2)	24,699,825	12.42
Purebond Ltd(3)	9,750,000	4.90
Chang Turkmani	6,688,234	3.36
(1)	The reported shares are held by UCAM. The address of UCAM is Level 5 20 Fenchurch Street, London, England, EC3M 3BY.
(2)	The reported shares are owned by Juggernaut Fund, L.P. (“Juggernaut Fund”). Duquesne Family Office LLC (“Duquesne”) is the general partner and manager of Juggernaut Fund and shares voting and investment power over the shares held by Juggernaut Fund with Stanley F. Druckenmiller and Juggernaut Fund. Mr. Druckenmiller is the beneficial owner of Duquesne. The address of Juggernaut Fund is 40 West 57th Street, 25th Floor, New York, New York 10019.

(3)	Bhupendra Kansagra and Ramesh Kansagra are directors of Purebond Ltd (“Purebond”) and, in such capacity, have voting, investment and dispositive power over the ordinary shares held by Purebond. In addition, Bhupendra Kansagra beneficially owns 83,750 ordinary shares of the Company in his individual capacity, Ramesh Kansagra beneficially owns 151,000 ordinary shares of the Company in his individual capacity, Kala Kansagra beneficially owns 177,500 ordinary shares in her individual capacity and Jayshree Kansagra beneficially owns 77,500 ordinary shares in her individual capacity. Each of Bhupendra Kansagra and Ramesh Kansagra are also trustees of Solai Pension Scheme, which holds an additional 1,250,000 ordinary shares of the Company. The address of Purebond is Portland House 69-71 Wembley Hill Road, Wembley, Middlesex, England, HA9 8BU.

There is no complete record of all holders of our ordinary shares and therefore it is not possible to give an accurate breakdown of the geographical distribution of our share capital or of the number of shareholders by country of residence. Additionally, certain of our ordinary shares are held by brokers or other nominees and, as a result, the number of holders of record is not representative of the number of beneficial holders or of the residence of such beneficial holders. However, JPMorgan Chase Bank, N.A., our ADS depositary, has informed us that as of June 30, 2026 the total number of ADSs outstanding was 9,591,606 (representing 47,958,030 ordinary shares), representing approximately 24.6% of Guardian’s issued and outstanding share capital at that date. All of our ADSs are held of record by the depositary. For more information regarding our ADSs, see Item 12.D.

To the knowledge of our management: Guardian is not directly or indirectly owned or controlled by (a) another corporation or (b) any foreign government. Our management is not aware of Guardian being owned or controlled, directly or indirectly, by any third party, or of any agreements that could later result in any third party taking over control of Guardian. To the knowledge of our management, Guardian has no controlling shareholder.

B. Related party transactions

The following is a description of our related party transactions since July 1, 2023. For information on related party transactions, reference is made to Note 22 to the Consolidated Financial Statements in the Annual Report 2026.

Agreements with board members and executive officers

For a description of our other agreements with our board members and executive officers, please see Item 6.C.

Indemnification agreements

We have indemnification provisions in the letters of appointment with our non-executive directors and the Deeds of Indemnity. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions.

To the extent permitted by the Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. On February 25, 2026, May 5, 2026 and September 14, 2026, we entered into deeds of indemnity with our directors and executive officers (together the “Deeds of Indemnity”). The Deeds of Indemnity provide for indemnities covering all liabilities arising out of or in connection with any proceeding brought or threatened against a director by a third party in any jurisdiction for negligence, default, breach of duty, breach of trust or otherwise, or relating to any application for relief made by a director to the court, in connection with the director’s acts or omissions while in the course of acting or purporting to act as our director or of any of our subsidiaries or which otherwise arises by virtue of the director holding or having held such a position (the “Indemnities”). The Indemnities qualify as third-party indemnity provisions as defined by section 234 of the Companies Act 2006.

In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related party transactions and AIM Rule 13 compliance

We do not have a stand-alone written related party transaction policy. As an AIM-traded company, we follow the requirements of Rule 13 of the AIM Rules for Companies in connection with related party transactions. Any transaction, agreement or arrangement with a related party is reviewed by the independent directors, who are required to consider the terms of the transaction and confirm that they are fair and reasonable insofar as our shareholders are concerned. We are also required to consult with our nominated adviser, who must confirm to us that the independent directors’ view is reasonable. Where required under Rule 13, we also announce the related party transaction without delay, including all prescribed details.

Transactions with UCAM

In October 2024, UCAM entered into a joint venture with Power Metal Resources PLC, which at the time was a significant shareholder of the Company.

On February 20, 2025, UCAM purchased 29,758,334 ordinary shares and 986,352 warrants to purchase ordinary shares from Power Metal Resources PLC for total consideration of £9,225,084.

On May 19, 2025, UCAM exercised warrants for 986,352 ordinary shares from the Company at £0.17 per share, raising approximately £167,680.

On July 23, 2025, UCAM subscribed for 16,666,666 ordinary shares at £0.60 per share (as part of the Company’s private placement of 25,945,000 ordinary shares raising approximately £15.6 million ($21.0 million)).

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements on pages 31-34 and 38-63 of the Annual Report 2026 are incorporated herein by reference. See also Item 18.

Legal proceedings

From time to time, we may be subject to legal and governmental proceedings and claims in the ordinary course of business. We are not currently a party to any material legal or governmental proceedings and, to our knowledge, none is threatened.

Dividend policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Under English law, among other things, we may only pay dividends if we have sufficient distributable reserves (determined by reference to our relevant (non-consolidated) accounts), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

B. Significant changes

No significant change has occurred since June 30, 2026, the date of the annual financial statements included in this Annual Report on Form 20-F, other than as otherwise disclosed in this Annual Report on Form 20-F. Without limitation: (i) on July 7, 2026, we entered into a strategic partnership with the Montana Mining Association, as described in Item 4.A “Information on the Company—History and development of the company”; (ii) on July 17, 2026, we granted an aggregate of 681,817 share options to certain directors and extended the exercise period of 2,104,859 existing options held by our Chief Executive Officer to May 3, 2031, as described in Item 6.B “Directors, Senior Management and Employees—Compensation”; (iii) on July 17, 2026, certain of our directors acquired ordinary shares and ADSs, as described in Item 6.E “Directors, Senior Management and Employees—Share ownership”; (iv) on July 14, 2026, we announced exploration results across our non-core project portfolio, including newly staked claims, as described in Item 4.A “Information on the Company—History and development of the company”; (v) on July 23, 2026, our wholly owned subsidiary Advance Tungsten Reserve, Inc., which was a dormant company, was dissolved; (vi) on August 17, 2026, 3,989,027 ordinary shares were issued upon the exercise of warrants prior to their expiry at an exercise price of £0.40 per share, for aggregate proceeds of approximately £1.6 million, including ordinary shares deposited into our ADS facility in connection with such exercises; (vii) on August 25, 2026, we entered into a collaboration agreement with Oritain, a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers; and (viii) on September 14, 2026, we announced exploration results and related technical information from the Tremor zone and the Good Hope zone at Pilot Mountain, as described in Item 4.B “Business Overview—Mining Properties—Exploration results subsequent to fiscal year end: Tremor zone and Good Hope zone.”

Item 9. The Offer and Listing

A. Offer and listing details

Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “GMET”. Our ADSs are listed on the NYSE American under the symbol “GMTL”. See Exhibit 2.2 to this Annual Report on Form 20-F for a description of the ordinary shares.

B. Plan of distribution

Not applicable.

C. Markets

Reference is made to Item 9.A. hereof.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

Reference is made to the section titled “Description of Share Capital and Articles of Association,” on pages 107-127 of the Form F-1, which section is incorporated herein by reference (see Exhibit 15.2 and Item 19.B).

See also Exhibit 2.2 to this Annual Report on Form 20-F for a summary of certain material provisions of our Articles of Association, certain other constitutive documents and relevant provisions of the Companies Act. See Exhibit 1.1 to this Annual Report on Form 20-F for Guardian’s Articles of Association.

C. Material contracts

We have not entered into any material contracts outside the ordinary course of business within the two years preceding the date of this Annual Report on Form 20-F, other than the contracts described elsewhere in this Annual Report on Form 20-F, including the Exploration Lease and Option to Purchase Agreement in respect of the Tempiute project (see Item 5.B), the Right of First Refusal Agreements with UCAM and Duquesne, the Registration Rights Agreement and the directors’ service agreements and Deeds of Indemnity (see Items 6.C and 7.B), each of which, to the extent required, is filed or incorporated by reference as an exhibit to this Annual Report on Form 20-F (see Item 19).

D. Exchange controls

Guardian is incorporated in England and Wales. There are currently no U.K. foreign exchange control restrictions or laws that would affect the remittance of dividends, interest or other payments to holders of our ordinary shares who are non-residents of the United Kingdom. The United Kingdom does not currently restrict the export or import of capital, and there are no limitations under English law or in our Articles of Association restricting the right of non-residents to hold or vote our ordinary shares, except as described in Item 10.B of this Annual Report on Form 20-F.

Following the United Kingdom’s withdrawal from the European Union, U.K. trade and financial sanctions (including asset freezes, travel bans and trade restrictions) are imposed pursuant to the Sanctions and Anti-Money Laundering Act 2018 as supplemented by regulations for specific sanctions regimes. These sanctions are administered by the Office of Financial Sanctions Implementation (“OFSI”) under His Majesty’s Treasury and the Office of Trade Sanctions (“OTSI”) under the auspices of the Department for Business & Trade. Trade sanctions prohibit or restrict trade with specified countries, territories, sectors, entities or individuals. Financial sanctions apply primarily to designated persons and entities and could affect the transfers of funds, making available economic resources or the provision of banking, lending, investment and insurance services in certain circumstances. Therefore, holders of our ordinary shares who are or become designated persons under applicable U.K. sanctions regimes may be subject to restrictions on their ability to receive or transfer funds related to our securities.

E. Taxation

Material United Kingdom Tax Considerations

For purposes of this section, all references to “the Company” refer to Guardian Metal Resources PLC only.

The following is intended as a general guide to current U.K. tax law and HMRC published practice (which is not binding) applying as at the date of this Annual Report on Form 20-F (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ordinary shares and ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares or ADSs, or all of the circumstances in which holders of ordinary shares or ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the Company does not (and will not at any time) derive 75% or more of its qualifying asset value, directly or indirectly, from U.K. land and property, and that the Company is and remains solely resident in the U.K. for tax purposes and will be subject to the U.K. tax regime.

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the U.K. (and, in the case of individuals, who are taxed on the arising basis rather than under the four-year foreign income and gains regime (or any similar special regime)), who do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares or ADSs is connected, and who are absolute beneficial owners of the ordinary shares or ADSs (and do not hold the ordinary shares or ADSs through an Individual Savings Account (“ISAs”) or a Self-Invested Personal Pension (“SIPPs”)) and who hold the ordinary shares or ADSs as investments (together, “U.K. Holders”). Holders should be aware that this guide does not consider whether the ordinary shares or ADSs qualify as eligible investments for ISAs or SIPPs. Holders are encouraged to seek advice from their own professional advisers regarding eligibility.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

●	persons who are connected with the Company;
●	financial institutions;
●	insurance companies;
●	charities or tax-exempt organizations;
●	collective investment schemes;
●	pension schemes;

●	market makers, intermediaries, brokers or dealers in securities;
●	persons who have (or are deemed to have) acquired their ordinary shares or ADSs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and
●	individuals who are (or may be) entitled to claim, or have claimed, the four-year foreign income and gains regime (or any successor regime).

Based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

THESE FOLLOWING PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY AND NOT A SUBSTITUTE FOR DETAILED TAX ADVICE. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES AND ADSs OBTAIN LEGAL AND TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT PERSONS, PERSONS WHO ARE NOT (OR MAY NOT BE) DOMICILED OR DEEMED DOMICILED IN THE U.K., OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE U.K. ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

U.K. taxation of dividends

Withholding tax

Dividends paid by the Company will not be subject to any withholding or deduction at source for or on account of U.K. tax.

Income tax

An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. income tax on dividends received from the Company. An individual holder of ordinary shares or ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the Company unless they carry on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment, branch or agency to which the ordinary shares or ADSs are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

U.K. Holders will generally be liable to income tax in respect of dividends or other income distributions of the Company. A U.K. Holder will generally benefit from an allowance in the form of an exemption from tax for the first £500 of dividend income received in the 2026/27 tax year (“Dividend Allowance”). Any dividends above the Dividend Allowance (taking account of any other dividend income received by the U.K. Holder in the same tax year) will be taxable at 10.75% (to the extent they fall within an individual’s basic rate band), 35.75% (to the extent they fall within an individual’s higher rate band) or 39.35% (to the extent they fall within an individual’s additional rate band) for the 2026/27 tax year.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a U.K. Holder’s income. In addition, dividends within the Dividend Allowance count towards an individual’s basic and higher rate limits for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded and will therefore affect the level of savings allowance to which they are entitled.

Corporation tax

A corporate holder of ordinary shares or ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, while of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for an exemption are not satisfied or such anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of such dividend, at the rate of corporation tax then applicable to that corporate U.K. Holder. For the financial year beginning April 1, 2026, the main rate is 25% and the small profits rate is 19%.

U.K. taxation of disposals

A disposal or deemed disposal of ordinary shares or ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as, in the case of certain individuals and trustees, the annual exempt amount), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax or, in the case of a corporate U.K. Holder, corporation tax on chargeable gains.

Where an individual U.K. Holder realizes a chargeable gain on the disposal of ordinary shares or ADSs, the gain (together with any other chargeable gains and allowable losses of the individual in the same tax year) will, after taking account of any available annual exempt amount (for the 2026/27 tax year, the capital gains tax annual exempt amount is £3,000), be subject to U.K. capital gains tax. Following changes introduced on October 30, 2024, the rate of capital gains tax is 18% to the extent that such gains fall within the unused part of the individual’s basic rate band and 24% to the extent that such gains fall above the basic rate band. The amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses of the individual U.K. Holder.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares or ADSs, any chargeable gain will be subject to U.K. corporation tax at the rate applicable to that corporate U.K. Holder, subject to any exemptions, reliefs and/or allowable losses. For the financial year beginning April 1, 2026, the main rate of corporation tax is 25% and the small profits rate is 19%, with marginal relief for profits between those thresholds.

A holder of ordinary shares or ADSs that is not a resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares or ADSs, unless that person carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency to which the ordinary shares or ADSs are attributable. However, an individual holder of ordinary shares or ADSs who has ceased to be resident for tax purposes in the United Kingdom and subsequently becomes resident in the United Kingdom again after a period of temporary non-residence may, in certain circumstances, be liable to U.K. capital gains tax on any chargeable gain realized on a disposal (or deemed disposal) of ordinary shares or ADSs during that period, on their return to the United Kingdom, subject to any available exemptions or reliefs. Individual Holders previously used the remittance basis and have moved to the four-year foreign income and gains (“FIG”) regime, or are within the Temporary Repatriation Facility introduced by Finance Act 2025 should seek their own professional tax advice before selling ordinary shares or ADSs as special rules may apply during the transitional period.

Stamp duty and stamp duty reserve tax

The discussion below relates to the holders of ordinary shares or ADSs wherever resident. However it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of ordinary shares

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) is generally payable on the issue of the underlying ordinary shares in the Company.

Transfers of ordinary shares

Ordinary shares in the Company are admitted to trading on AIM, a recognized growth market, and are not listed on any recognized stock exchange. On this basis, transfers of the Company’s ordinary shares should not give rise to any liability to U.K. stamp duty or SDRT, provided the ordinary shares continue to satisfy the conditions for the “growth market” exemption and no specific anti-avoidance provisions apply.

If, in the future, the Company’s ordinary shares were to cease to qualify for the growth market exemption (for example, because they were admitted to listing on a recognized stock exchange), an unconditional agreement to transfer ordinary shares would normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer, with the purchaser liable for the SDRT. Transfers of ordinary shares in certificated form would then also generally be subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the nearest £5), normally payable by the purchaser, and any SDRT charge would be canceled or, if already paid, repaid (generally with interest) where the relevant transfer instrument is duly stamped within six years of the SDRT charge arising or is otherwise exempt from stamp duty.

Clearance services and depositary receipts

U.K. legislation contains provisions which can, in principle, impose stamp duty or SDRT at a rate of 1.5% on issues or transfers of shares into a depositary receipt system or clearance service. However, following legislative changes effective from January 1, 2024, no stamp duty or SDRT was payable at this 1.5% rate on issues of ordinary shares into the ADS facility, or on transfers of ordinary shares into the ADS facility that were integral to the capital raising or listing arrangements in connection with the Company’s initial NYSE American listing, provided the relevant statutory conditions were satisfied. This exemption, which previously applied through HMRC practice following EU court decisions, now has statutory footing under the Finance Act 2024.

For the purposes of this exemption, transfers qualified as exempt where they were part of arrangements pursuant to which the Company’s securities (or depositary receipts for such securities) were listed on a recognized stock exchange for the first time and where those arrangements did not affect the beneficial ownership of the securities. This included transfers by existing shareholders to the depositary on a no change of beneficial ownership basis solely to facilitate the Company’s initial NYSE American listing through the ADR program.

It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes, and we are not aware of any election having been made by DTC under section 97A of the Finance Act 1986. On this basis, no SDRT should arise on paperless transfers of ADSs within DTC, and no U.K. stamp duty should generally be payable on an instrument transferring ADSs, provided that it is executed and retained outside the United Kingdom.

Stamp duty or SDRT could, in certain cases, still arise at the 1.5% rate on transfers of ordinary shares into a depositary receipt system or clearance service which do not fall within the statutory exemptions referred to above. Prospective holders should seek specific advice before entering into arrangements that might involve such transfers.

While the initial deposit of shares into the ADR facility as part of the listing arrangements was exempt from the 1.5% charge, investors should be aware that subsequent deposits of ordinary shares into the ADR facility (for example, to convert AIM-traded shares into NYSE American-traded ADRs for sale) would, if the conditions for the growth market exemption described above were not satisfied at the time of deposit, incur a 1.5% SDRT charge payable by the person depositing the shares. This would represent a significant cost for investors wishing to arbitrage between the AIM market of the London Stock Exchange and NYSE American markets or to convert their holdings from one form to the other.

Transfers of ADSs

No stamp duty or SDRT will be payable on the paperless transfer of ADSs through the facilities of DTC (provided, as noted above, that no Section 97A election has been made by DTC).

No U.K. stamp duty will, in practice, be payable on a written instrument transferring an ADS, provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration. However, in practice it should not be necessary to pay any U.K. stamp duty on such an instrument or agreement unless it is required for any purposes in the United Kingdom. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or ordinary shares.

This discussion applies to you only if you are a U.S. Holder (as defined below) and you hold the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
●	a person that holds ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity or arrangement classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;
●	a person that directly, indirectly or constructively owns ADSs or ordinary shares representing 10% or more of our stock by vote or value;
●	a person who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	a person that holds ADSs or ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that owns ADSs or ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that owns our ADSs or ordinary shares, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of our ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own our ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying ordinary shares represented by those ADSs or exchange ordinary shares for ADSs representing those ordinary shares.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or ordinary shares in your particular circumstances.

Passive foreign investment company rules

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consist of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is generally treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, certain rents and royalties, net gains from assets that produce passive income and net gains from transactions in commodities, with an exception for certain active business commodities gains (the “Commodities Exception”). Cash is generally a passive asset for PFIC purposes. The value of a company’s goodwill and other intangible assets is active under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income (including from governmental grants, which are not shown on our income statements but we treat as income for U.S. federal income tax purposes) and the estimated value of our assets (including the value of our goodwill and other intangible assets that are not shown on our balance sheet), we believe that we were not a PFIC for our taxable year ended June 30, 2026. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Prior to our mines becoming operational, our gross income may consist primarily of government grants and consultancy and technical service fees (which we believe are likely to be treated as active income to the extent included in our income for U.S. federal income tax purposes) and interest (which is passive income). However, the treatment of the government grants as our taxable income and the classification of such income as active for purposes of the PFIC rules is not entirely clear. Moreover, the receipt of government grants and consultancy and technical service fees is non-recurring in nature, and the government grants are subject to various conditions. In addition, the amount of our gross income and the timing of its inclusion for U.S. federal income tax purposes may differ from their accounting treatment (and thus may not correspond to the amounts shown on our income statements), and the U.S. Internal Revenue Service (the “IRS”) may disagree with the timing or amount of income that we or an investor may consider as earned for any taxable year. Therefore, there can be no assurance as to the amount of any non-passive income earned by us for any taxable year. It is possible that our non-passive gross income (if any) for any taxable year will constitute 25% or less of our total gross income, in which case we will be a PFIC for such year. Once we commence earning income from sales of minerals in future taxable years, our PFIC status for any taxable year may depend upon the extent to which our income will be treated as active under the Commodities Exception, the application of which may not be entirely clear in all cases.

Furthermore, because we hold a significant amount of cash, our PFIC status for any taxable year depends in part on the value of our goodwill and other intangible assets. If the value of our goodwill and other intangible assets for any taxable year is determined by reference to our market capitalization (which has been, and may continue to be, volatile, particularly prior to the commencement of sales of minerals from our mines), the risk of us being or becoming a PFIC for any taxable year will increase if our market capitalization fluctuates or declines significantly.

If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own our ADSs or ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner as gain, discussed immediately above. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which you own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs or ordinary shares, as applicable, are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs or ordinary shares that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs and ordinary shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs or ordinary shares, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE American, where the ADSs are listed, is a qualified exchange for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and meets certain trading volume, listing, financial disclosure, surveillance, and other requirements, and it is unclear whether AIM, where the ordinary shares are listed, will be treated as satisfying these requirements. The IRS has not identified specific foreign exchanges that are “qualified” for this purpose. If you are a U.S. Holder of ordinary shares, you should consult your tax adviser regarding whether a mark-to-market election would be available to your ordinary shares. If you make a valid mark-to-market election with respect to your ADS (or ordinary shares, if the election is available to ordinary shares), for any taxable year in which we are a PFIC you generally will recognize as ordinary income any excess of the fair market value of the ADSs (or ordinary shares) at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make a valid mark-to-market election, distributions paid on ADSs or ordinary shares will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the IRS, or the ADSs or ordinary shares cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. As a result, if you make a mark-to-market election with respect to our ADSs or ordinary shares, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or are treated as a PFIC with respect to you under the “once a PFIC always a PFIC” rule) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described below with respect to “qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or ordinary shares.

Taxation of distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax law, it is expected that distributions generally will be reported to you as dividends. The amount of any dividend will generally be treated as foreign-source dividend income (unless we become at least 50% owned by U.S. persons, in which case all or a substantial portion of any dividend we pay may be treated as U.S. source dividend income). Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Subject to applicable limitations, if you are a non-corporate U.S. Holder, dividends paid to you may be eligible for taxation as “qualified dividend income” taxable at a favorable rate if certain conditions are satisfied, including that (1) we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year, (2) we are eligible for the benefits of the tax treaty between the United States and the United Kingdom, or our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States and (3) certain holding period and other requirements are met. Because our ADSs (but not our ordinary shares) are listed on the NYSE American, our ADSs are expected to be considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will remain listed on NYSE American and therefore be considered readily tradeable on an established securities market in later years. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations generally (e.g., taking into account whether we are or were a PFIC for any taxable year) and in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in pounds sterling will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss, taxable as U.S.-source ordinary income or loss, if the dividend is converted into U.S. dollars after the date of receipt.

Sale or other taxable disposition of ADSs or ordinary shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Any U.K. stamp duty or SDRT (as discussed above under “—Material United Kingdom Tax Considerations”) imposed upon transfers of our ADSs or ordinary shares will not be creditable for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding whether any such U.K. stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of our ADSs or ordinary shares.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” and establish that status if required to do so and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Foreign financial assets reporting

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or ordinary shares, or non-U.S. accounts through which your ADSs or ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to our ADSs and ordinary shares.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents referred to and filed with the SEC together with this Annual Report on Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Copies of this Annual Report on Form 20-F as well as the Annual Report 2026 can be downloaded from the investors page at www. guardianmetalresources.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. Subsidiary information

Not applicable.

J. Annual report to security holders

Guardian intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11. Qualitative and Quantitative Disclosures About Market Risk

Reference is made to Note 21 to the Consolidated Financial Statements included in the Annual Report 2026.

Item 12. Description of Securities Other than Equity Securities

A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

Guardian’s ADR program is administered by JPMorgan Chase Bank, N.A. as depositary (JPMorgan Chase Bank, N.A., 270 Park Avenue, Floor 8, New York, New York, United States of America 10017). The ADSs are traded under the symbol “GMTL” on the NYSE American. Each ADS represents five (5) ordinary shares. The ordinary shares underlying the ADSs are admitted to trading under the symbol “GMET” on the AIM and not on the NYSE American, where they are only admitted for listing.

The depositary distributes relevant notices, reports and proxy materials to the holders of the ADSs. If dividends are paid to Guardian shareholders, the depositary will convert the amounts into U.S. dollars and distribute the dividends to the holders of the ADSs. See Exhibit 2.1 to this Annual Report on Form 20-F for a description of the rights of holders of the ADSs.

The holder of a ADS may have to pay the following fees and charges related to services in connection with the ownership of the ADS up to the amounts set forth in the table below.

Service	Fee

Issuance or delivery of an ADS, surrendering of an ADS for delivery of an ordinary share, reduction or cancellation of an ADS, including issuance, delivery, reducing, surrendering or cancellation in connection with share distributions, stock splits, rights and mergers

A maximum of $5.00 for each 100 ADSs (or portion thereof), to be paid to the Depositary

Distribution of cash or elective cash/stock dividend offered to the holder of the ADS	A maximum of $0.05 per ADS, to be paid to the Depositary

Direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities	A maximum of $0.05 per ADS, to be paid to the Depositary

Services performed by the depositary in administering the ADSs	A maximum of $0.05 per ADS (or portion thereof), to be paid to the Depositary

Servicing of the ordinary shares, the sale of securities, the delivery of the ordinary shares or otherwise in connection with the depositary’s compliance with applicable law, rule or regulation	Reimbursement of charges and expenses as necessary

Taxes and other governmental charges payable by the holder of the ADS or persons depositing ordinary shares	As necessary

A transaction fee per cancellation request and any applicable delivery expenses	As necessary

The registration or transfer of ordinary shares on any applicable register in connection with the deposit or withdrawal of ordinary shares	As necessary

The depositary may make available to Guardian a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as Guardian and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of Guardian ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

The depositary may agree to reduce or waive certain fees, charges and expenses provided in the ADRs and in the deposit agreement, including, without limitation, those described above that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, Guardian and/or certain ADR holders and beneficial owners and holders and beneficial owners of ordinary shares.

The depositary has agreed to reimburse certain reasonable expenses related to Guardian’s ADR program and incurred by Guardian in connection with the program. In the year ended June 30, 2026, Guardian received an aggregate of $0 in payments from the depositary.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.–D. None.

E. Use of proceeds

On March 19, 2026, our registration statement on Form F-1 (File No. 333-293793), together with the ADSs registered on our registration statement on Form F-6 (File No. 333-293901) relating to our initial public offering of ADSs was declared effective by the SEC. On March 24, 2026, we completed our IPO, in which we issued and sold an aggregate of 5,055,953 ADSs (representing 25,279,765 ordinary shares), including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $13.50 per ADS, for aggregate gross proceeds of approximately $68.3 million. BMO Capital Markets Corp., Cantor Fitzgerald & Co., D.A. Davidson & Co. and Berenberg Capital Markets LLC acted as underwriters for the IPO.

From the effective date of the registration statement through June 30, 2026, we incurred total expenses of approximately $5.1 million in connection with the issuance and distribution of the securities registered, consisting of approximately $4.3 million in underwriting discounts and commissions and approximately $793,000 in other offering expenses, resulting in net proceeds to us of approximately $63.2 million. In addition, we incurred approximately $2.2 million of listing and admission expenses, which were recognized as an expense in our consolidated statement of comprehensive income for the fiscal year ended June 30, 2026 and are not included in the expenses of the issuance and distribution set out above. None of such expenses were paid, directly or indirectly, to any of our directors or officers (or their associates), to persons owning 10% or more of our ordinary shares or to any of our affiliates.

As of June 30, 2026, we had used approximately $9.1 million of the net proceeds of the IPO, primarily for exploration, technical studies and permitting activities at the Pilot Mountain and Tempiute projects and for working capital and general corporate purposes. There has been no material change in the use of proceeds as described in the final prospectus for the IPO dated March 23, 2026. The remaining net proceeds are held in cash and cash equivalents, including short-term interest-bearing bank deposits.

Item 15. Controls and Procedures

A. Disclosure controls and procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is recorded, processed, authorized, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

B. Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C. Attestation report of the registered public accounting firm

Not applicable. This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting because, as an emerging growth company, the Company is exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act.

D. Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Benjamin James Hodges and Michael X. Schlumpberger are designated as the Audit Committee financial experts as defined by the SEC and qualify as independent as defined by the U.S. Exchange Act and the NYSE American corporate governance rules applicable to listed companies as described in Section 803A of the NYSE American LLC Company Guide (the “NYSE Standards”).

Item 16B. Code of Ethics

We adopted a Code of Business Conduct (the “Code of Conduct”) in connection with our IPO, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. The Code of Conduct applies to all of our executive officers, board members and employees.

Our Code of Conduct may be found on our website at www.guardianmetalresources.com (the contents of our website are not incorporated by reference into this Annual Report on Form 20-F).

No amendments to, and no waivers (including implicit waivers) from, any provision of the Code of Conduct were made or granted with respect to any of our directors or executive officers during the fiscal year ended June 30, 2026.

Item 16C. Principal Accountant Fees and Services

Reference is made to Note 5 to the Consolidated Financial Statements, “Operating Expenses—Auditor’s remuneration—audit services,” in the Annual Report 2026 regarding fees paid to Guardian’s statutory auditors.

Pre-approval policies

Guardian’s audit committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget. Furthermore, the Guardian’s audit committee receives regular updates on actual services provided and fees realized.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a public company incorporated in England and Wales and that has shares admitted to AIM, we are not required to comply with the U.K. Corporate Governance Code. We do, however, apply the U.K. Corporate Governance Code and comply with its principles and provisions so far as is practicable and appropriate given our size and status as an AIM-traded company.

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by NYSE American applicable to U.S. domestic issuers. We voluntarily follow most NYSE American corporate governance rules. However, we follow U.K. corporate governance practices in lieu of the NYSE American corporate governance rules as follows:

●	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Section 803A(1) of the NYSE American LLC Company Guide, which requires that a majority of the board be independent;
●	We follow home country practice that does not require us to hold regular executive sessions where only non-management directors are present, rather than Section 802(c) of the NYSE American LLC Company Guide, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;
●	We follow home country practice that permits our audit committee to consist of less than three members, rather than Section 803B(2) of the NYSE American LLC Company Guide, which requires a minimum of three members;
●	We follow home country practice that does not require a nominating committee of our board of directors, rather than Section 804 of the NYSE American LLC Company Guide, which requires that director nominees are selected, or recommended for selection by our board, either by (i) a nominating committee comprised solely of independent directors, or (ii) a majority of the independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted;
●	We follow home country practice that does not require us to disclose within four business days any determination to grant a waiver of the Code of Conduct to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, English law does not prescribe a specific timeline for such disclosure;
●	We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans (to the extent that such equity compensation plans do not specifically foresee the issuance of new shares by the Company, for example, a phantom share plan or option plan with cash settlement only), rather than Section 711 of the NYSE American LLC Company Guide, which requires that our shareholders’ approve the establishment or any material amendments to any equity compensation plan;
●	We follow home country practice and not the NYSE American corporate governance rules, relating to matters requiring shareholder approval. England and Wales law and our Articles of Association generally permit us, without shareholder approval, to take the following actions: (i) commence and defend the Company against litigation, (ii) issue shares pursuant to existing employee share schemes, (iii) refuse to register transfers of shares where the transfer is not effected in writing in any usual or common form or in such other form as is satisfactory to the directors, (iv) exercise all powers to borrow, raise money, give indemnities or guarantees and provide security, (v) manage the award of pensions, annuities, gratuities and superannuation or other allowances or benefits to current and former directors and employees of the Company and (vi) manage the Company’s business and exercise all such powers and do all such acts and things as may be exercised or done by the Company, provided these acts and powers are not reserved to the shareholders; and
●	We follow home country practice, which generally permits an audit committee member to have been employed by the Company within the past three years, rather than Section 803B(2)(a)(i) of the NYSE American LLC Company Guide, which applies a more stringent independence standard, including by prohibiting audit committee service by a person who has been employed by the Company within the past three years.

Under English law, the directors are responsible for managing the Company and may take any decisions that are not expressly reserved to shareholders under the Companies Act 2006 or our Articles of Association. Under English law, matters requiring shareholder approval generally include: (i) amendments to the articles of association, (ii) approval of the annual accounts and reports, (iii) declaration of final dividends, (iv) appointment and removal of directors and auditors, (v) authorization of the allotment of shares and disapplication of statutory preemption rights, (vi) approval of certain significant transactions, including mergers, reductions of capital, changes of name, re-registrations and winding up, (vii) approval of specified transactions involving directors (such as substantial property transactions and certain loans or guarantees) and (viii) approval of schemes of arrangement or a voluntary winding up where applicable. Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on NYSE American.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE American corporate governance rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all of the corporate governance requirements of NYSE American. If we cease to be a “foreign private issuer” under the NYSE American rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable NYSE American corporate governance rules.

Although we may rely on certain home country corporate governance practices, we are required to comply with the Notification of Noncompliance requirement in Section 810(b) of the NYSE American LLC Company Guide and the Clawback Policy requirement in Section 811 of the NYSE American LLC Company Guide. Further, we are required to have an audit committee that satisfies Section 803A of the NYSE American LLC Company Guide consisting of committee members that meet the independence requirements of Rule 10A-3(b)(1) under the Exchange Act.

Item 16H. Mine Safety Disclosure

None.

Item 16I. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Guardian has adopted, and its board of directors has approved, a Share Dealing Policy setting out requirements in relation to dealings in Guardian’s securities by directors, officers or employees, as well as by Guardian itself. Guardian believes such policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to Guardian. The Guardian board of directors recognizes that it is the individual responsibility of each director, officer and employee to ensure he or she complies with Guardian’s policy on dealings in Guardian’s securities as well as all applicable insider trading laws.

The policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16K. Cybersecurity

Cybersecurity risk management is an integral part of Guardian’s governance and management practices and is implemented through a structured approach designed to protect the confidentiality, integrity, availability, and authenticity of Guardian’s network and information systems. Guardian’s cybersecurity risk management processes are integrated into its overall risk management framework: cybersecurity risk is considered as part of the Audit Committee’s review of the adequacy and effectiveness of Guardian’s internal control policies and systems and of its procedures for the identification, assessment, management and reporting of risks (see Item 6.C), and is reviewed by the board of directors at least annually alongside the other principal risks facing Guardian’s business. Guardian’s approach relies principally on an external IT service and cybersecurity firm with an international presence (the “IT Firm”), which Guardian engages to manage its IT systems and cybersecurity, and on the Administrators (as defined below), who act as Guardian’s principal points of contact with the IT Firm. Other than the IT Firm, Guardian does not currently engage any assessors, consultants, auditors or other third parties in connection with its cybersecurity risk management processes. The IT Firm provides statistics on attempted suspicious login attempts and malicious emails received and quarantined, as well as vulnerability assessments of Guardian’s information systems on a monthly basis, and reports the results to the Administrators. The Administrators are tasked with overseeing and identifying risks from cybersecurity threats associated with Guardian’s use of third-party service providers, including the IT Firm and the providers of Guardian’s cloud-based email, file storage and accounting systems. The Administrators discharge this responsibility principally through their review of the IT Firm’s monthly reports and the quarterly calls described below, and the IT Firm in turn monitors the security of the third-party applications and services used by Guardian.

The Guardian board of directors retains ultimate responsibility for the approval and oversight of the Company’s cybersecurity risk-management measures in accordance with applicable regulatory requirements. The board of directors has not delegated oversight of cybersecurity risk to any committee of the board although the Audit Committee considers cybersecurity risk as part of its review of Guardian’s internal controls and risk management procedures described above. The board of directors is informed about cybersecurity risks through an update from the Administrators when required, and at least annually and, as described below, is informed promptly of any significant cybersecurity incident. The board of directors is supported by three designated administrators (the “Administrators”), being the chair of the Audit Committee, the Chief Executive Officer and the Commercial Operations Manager, who act as the principal points of contact with the IT Firm on all IT systems and cybersecurity matters. The Chief Executive Officer and Chief Financial Officer are the members of management responsible for assessing and managing Guardian’s material risks from cybersecurity threats, supported by the Administrators and the IT Firm. The Administrators report any cybersecurity issues to the board of directors and Chief Financial Officer by exception. None of the Administrators or the Chief Financial Officer holds a formal cybersecurity qualification or certification; the Administrators’ relevant experience consists of three years of managing Guardian’s IT systems and its relationship with the IT Firm. Guardian, including the Chief Executive Officer and the Chief Financial Officer, principally relies on the IT Firm’s expertise, which has provided and managed IT and cybersecurity services as a firm for ten years and holds ISO 27001 certification.

The IT Firm manages Guardian’s IT systems, including cybersecurity, antivirus software and file and data storage. The IT Firm is also charged with recommending best-in-practice security software programs. All new data access requests for new users require approval from one of the Administrators, and the Administrators are copied in on all emails from the IT Firm. Guardian is provided with monthly reports summarizing details, including the number of suspicious emails intercepted and any login attempts from unexpected locations. Management has quarterly calls with the IT Firm where potential improvements in systems and security are discussed, and Guardian is made aware of any new cyber threats that companies are being affected by. In the event of a cybersecurity incident, the IT Firm is required to notify the Administrators promptly, and the IT Firm and the Administrators are responsible for containing, mitigating and remediating the incident. Guardian does not currently maintain a formal written incident response plan, and responses are undertaken with recommendations and advice from the IT Firm. The Administrators escalate any significant cybersecurity incident to the board of directors and Chief Financial Officer, who, in consultation with Guardian’s legal and regulatory advisers, are responsible for assessing the materiality of the incident and for determining whether any public disclosure is required. Guardian also provides periodic cybersecurity awareness training to its directors, officers and employees, including in relation to phishing.

During the fiscal year ended June 30, 2026 and through the date of this Annual Report on Form 20-F, Guardian has not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect, Guardian, including its business strategy, results of operations or financial condition. Nevertheless, cybersecurity risks cannot be fully eliminated, and Guardian cannot guarantee that it has not experienced an undetected cybersecurity incident. Additional information regarding these risks is provided in Item 3.D.

PART III

Item 17. Financial Statements

See response to Item 18.

Item 18. Financial Statements

The Consolidated Financial Statements on pages 31-34 of the Annual Report 2026 and Notes to the Consolidated Financial Statements on pages 38-63 of the Annual Report 2026 are incorporated herein by reference, except that parent company-only financial statements, tables, columns and related disclosures within such pages are not incorporated by reference and do not form part of this Annual Report on Form 20-F (other than Note 12 (Investments in subsidiaries), which is incorporated in full). The report of PKF Littlejohn LLP (PCAOB ID 2814), London, England, the Company’s independent registered public accounting firm, prepared in accordance with the standards of the PCAOB, is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Guardian Metal Resources Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Guardian Metal Resources Plc and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2026, and the related notes to the financial statements, including significant accounting policies (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

September 15, 2026

Item 19. Exhibits

A. Annual Report

The following pages from the Annual Report 2026 (see Exhibit 15.1) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, other sources, reports and materials referenced on these pages, and parent company-only financial statements, tables, columns and related disclosures within such pages are not incorporated by reference and do not form part of this Annual Report on Form 20-F (other than Note 12 (Investments in subsidiaries), which is incorporated in full).

Page(s) in the Annual Report
The Board of Directors	13-14
Directors’ Report	15-17
Chairman’s Corporate Governance Statement	17-22
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income for the Years Ended June 30, 2026, 2025 and 2024	32
Consolidated Statement of Financial Position as of June 30, 2026 and 2025	33
Consolidated Statement of Changes in Equity for the Years Ended June 30, 2026, 2025 and 2024	34
Consolidated Statement of Cash Flows for the Years Ended June 30, 2026, 2025 and 2024	35

Notes to the Consolidated Financial Statements (excluding parent company-only financial statements, tables, columns and related disclosures within such pages are not incorporated by reference and do not form part of this Annual Report on Form 20-F (other than Note 12 (Investments in subsidiaries), which is incorporated in full)).

39-64

B. Form F-1

The following pages from the Form F-1 (File no. 333-295580) filed with the SEC by Guardian on May 6, 2026 (see Exhibit 15.2) are incorporated by reference into this Annual Report on Form 20-F. The content of websites, scientific articles and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) in the Form F-1
Description of Share Capital and Articles of Association	107-127

C. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing

1.1	Articles of Association of Guardian	Incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026

2.1	Description of the rights of Guardian ADSs registered under Section 12 of the U.S. Exchange Act	Filed together with this Annual Report on Form 20-F

2.2	Description of the rights of Guardian ordinary shares registered under Section 12 of the U.S. Exchange Act	Filed together with this Annual Report on Form 20-F

4.1	Exploration Lease and Option to Purchase Agreement Tempiute Project	Incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026

4.2	Right of First Refusal Agreement between the Registrant and UCAM	Incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026

4.3	Right of First Refusal Agreement between the Registrant and Duquesne	Incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-293793), as amended, initially filed with the SEC on February 26, 2026

4.4*	Deed of Indemnity between the Registrant and Jason Thomas Starzecki	Incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.5*	Deed of Indemnity between the Registrant and Oliver Friesen	Incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.6*	Deed of Indemnity between the Registrant and Benjamin James Hodges	Incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.7*	Deed of Indemnity between the Registrant and Mark Burnett	Incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.8*	Deed of Indemnity between the Registrant and Michael X. Schlumpberger	Incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.9*	Deed of Indemnity between the Registrant and Jacob Daniel Mather	Incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

4.10*	Deed of Indemnity between the Registrant and Dr. Mark Thorpe	Filed together with this Annual Report on Form 20-F

Exhibit No.	Description	Method of filing

4.11*	Registration Rights Agreement, by and among the Registrant and the shareholders that are signatories thereto	Incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-295580), filed with the SEC on May 6, 2026

8.1	List of subsidiaries	Filed together with this Annual Report on Form 20-F

11.1	Share Dealing Policy	Filed together with this Annual Report on Form 20-F

12.1	Certification of Oliver Friesen, Chief Executive Officer of Guardian, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F

12.2	Certification of Jacob Daniel Mather, Chief Financial Officer of Guardian, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F

15.1	Guardian’s Annual Report for the fiscal year ended June 30, 2026

Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule 12b-23(a)(3) of the U.S. Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F

15.2	Guardian’s Registration Statement on Form F-1	Incorporated by reference to Guardian’s Form F-1 (File no. 333-295580) filed with the SEC on May 6, 2026

15.3	Consent of PKF Littlejohn LLP	Filed together with this Annual Report on Form 20-F

15.4	Consent of RESPEC Company LLC	Filed together with this Annual Report on Form 20-F

15.5	Consent of Samuel Engineering, Inc.	Filed together with this Annual Report on Form 20-F

15.6	Consent of NewFields Mining Design & Technical Services, LLC	Filed together with this Annual Report on Form 20-F

15.7	Consent of Nicholas John O’Reilly (Qualified Person) and Mining Analyst Consulting Limited	Filed together with this Annual Report on Form 20-F

96.1

S-K 1300 Technical Report Summary entitled “S-K 1300 Technical Report Summary Pre-Feasibility Study – Individual Disclosure Pilot Mountain Tungsten,” dated August 21, 2026, with an effective date of June 30, 2026

Filed together with this Annual Report on Form 20-F

97.1	Guardian’s Clawback Policy	Filed together with this Annual Report on Form 20-F

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F

Exhibit No.	Description	Method of filing

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F

104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)	Filed together with this Annual Report on Form 20-F
*	Portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUARDIAN METAL RESOURCES PLC

	By:	/s/ Oliver Friesen
		Name:	Oliver Friesen
		Title:	Chief Executive Officer

Date: September 17, 2026

GUARDIAN METAL RESOURCES PLC

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF GUARDIAN METAL RESOURCES PLC

FOR THE YEAR ENDED 30 JUNE 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Guardian Metal Resources Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Guardian Metal Resources Plc and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2026, and the related notes to the financial statements, including significant accounting policies (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

September 15, 2026

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2026

		Year ended	Year ended	Year ended
	Note	30 June 2026	30 June 2025	30 June 2024
		US$’000	US$’000	US$’000
Continuing operations
Revenue		—	—	—
Gross profit		—	—	—

Other operating income		23	2	—
Administrative expenses	5	(8,362)	(2,719)	(1,376)
Listing and admission expenses	5	(2,189)	—	—
Loss from operating activities		(10,528)	(2,717)	(1,376)

Other income		42	—	—
Finance income		448	6	—
Finance expense		(5)	—	—
Loss before taxation		(10,043)	(2,711)	(1,376)

Taxation	8	—	—	—
Loss for the year from continuing operations		(10,043)	(2,711)	(1,376)
Other comprehensive (loss)/ income

Items that will or may be reclassified to profit or loss;
Exchange translation		(597)	908	(13)
Total other comprehensive (loss)/income		(597)	908	(13)

Total comprehensive loss for the year		(10,640)	(1,803)	(1,389)

Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share ($)	18	(0.03)	(0.02)	(0.02)

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2026

	Note	30 June 2026	30 June 2025
		US$’000	US$’000
Assets
Non-current assets
Intangible assets	9	41,022	17,906
Property, plant and equipment	10	45	—
Other non-current assets	11	358	—
Total non-current assets		41,425	17,906

Current assets
Trade and other receivables	13	1,499	175
Award receivable	14	1,896
Cash and cash equivalents	15	52,459	1,873
Total current assets		55,854	2,048

Total assets		97,279	19,954

Liabilities
Current liabilities
Trade and other payables	20	3,646	1,776
Total current liabilities		3,646	1,776

Total liabilities		3,646	1,776

Net assets		93,633	18,178

Equity
Share capital	16	2,482	1,739
Share premium	16	100,812	17,557
Capital contribution reserve	17	5,897	5,897
Share based payment reserve	17	2,421	324
Exchange reserve	17	505	1,102
Accumulated losses		(18,484)	(8,441)
Total equity		93,633	18,178

The financial statements of Guardian Metal Resources plc, Company number 13351178, were approved by the board of Directors and authorised for issue on September 15, 2026. They were signed on its behalf by:

Oliver Friesen

Chief Executive Officer

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2026

				Capital	Share based
	Share	Share	Shares to	contribution	payment	Exchange	Accumulated
	capital	premium	be issued	reserve	reserve	reserve	losses	Total equity
	US$‘000	US$‘000	US$‘000	US$’000	US$’000	US$’000	US$‘000	US$‘000
Balance at 01 July 2023	1,043	6,195	—	5,897	51	207	(4,354)	9,039
Loss for the year	—	—	—	—	—	—	(1,376)	(1,376)
Currency translation	—	—	—	—	—	(13)	—	(13)
Total comprehensive (expense) for the year	—	—	—	—	—	(13)	(1,376)	(1,389)
Issue of ordinary shares	303	3,542	174	—	—	—	—	4,019
Share issue costs	—	(71)	—	—	—	—	—	(71)
Share-based payments	—	14	—	—	111	—	—	125
Total transactions with owners	303	3,485	174	—	111	—	—	4,073
Balance at 30 June 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723

Balance at 01 July 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Loss for the year	—	—	—	—	—	—	(2,711)	(2,711)
Currency translation	—	—	—	—	—	908	—	908
Total comprehensive (expense) for the year	—	—	—	—	—	908	(2,711)	(1,803)
Issue of ordinary shares	393	8,006	(174)	—	—	—	—	8,225
Share issue costs	—	(129)	—	—	—	—	—	(129)
Share-based payments	—	—	—	—	162	—	—	162
Total transactions with owners	393	7,877	(174)	—	162	—	—	8,258
Balance at 30 June 2025	1,739	17,557	—	5,897	324	1,102	(8,441)	18,178

Balance at 01 July 2025	1,739	17,557	—	5,897	324	1,102	(8,441)	18,178
Loss for the year	—	—	—	—	—	—	(10,043)	(10,043)
Currency translation	—	—	—	—	—	(597)	—	(597)
Total comprehensive (expense) for the year	—	—	—	—	—	(597)	(10,043)	(10,640)
Issue of ordinary shares	743	89,643	—	—	—	—	—	90,386
Share issue costs	—	(6,388)	—	—	—	—	—	(6,388)
Share-based payments	—	—	—	—	2,097	—	—	2,097
Total transactions with owners	743	83,255	—	—	2,097	—	—	86,095
Balance at 30 June 2026	2,482	100,812	—	5,897	2,421	505	(18,484)	93,633

The following describes the nature and purpose of each reserve:

Share capital: amount subscribed for share capital at nominal value.	Share premium: amount subscribed for share capital in excess of nominal value.
Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.	Exchange reserve: foreign exchange differences in re-translation.

Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.

Accumulated losses: cumulative net losses recognised in the financial statements.

GUARDIAN METAL RESOURCES PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

AS AT 30 JUNE 2026

	Year ended	Year ended	Year ended
	30 June 2026	30 June 2025	30 June 2024
	US$’000	US$’000	US$’000
Cash flows used in operating activities
Loss for the year from continuing activities	(10,043)	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	2,097	162	111
Expenses settled in shares	324	63	142
Foreign exchange differences	735	444	(3)
	(6,887)	(2,042)	(1,126)

Changes in working capital:
(Increase)/decrease in trade and other receivables	(985)	40	53
Increase in trade and other payables	1,895	880	415
Net cash outflows used in operating activities	(5,977)	(1,122)	(658)

Cash flows from investing activities
Purchase of intangibles	(28,220)	(8,038)	(1,496)
Award received in relation to intangibles	2,153	—	—
Purchase of property, plant and equipment	(45)	—	—
Purchase of other non-current assets	(358)	—	—
Net cash outflows used in investing activities	(26,470)	(8,038)	(1,496)

Cash flows from financing activities
Proceeds from issue of share capital, net of share issue costs	83,674	7,968	3,819
Net cash inflows generated from financing activities	83,674	7,968	3,819

Increase/(decrease) in cash and cash equivalents	51,227	(1,192)	1,665

Cash and cash equivalents at beginning of year	1,873	3,033	1,371
Effect of foreign currency exchange rates	(641)	32	(3)
Cash and cash equivalents at 30 June	52,459	1,873	3,033

Non-cash transactions during the year

There were no material non-cash transactions during the year ended 30 June 2026.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2026

1.Reporting entity

Guardian Metal Resources plc is a public company limited by shares which is incorporated and domiciled in England and Wales. The address of the Company’s registered office is 25 Eccleston Place, London, England, SW1W 9NF. The consolidated financial statements of the Company as at and for the year ended 30 June 2026 include the Company and its subsidiaries. The Company is the ultimate parent company of Golden Metal Resources, LLC, Pilot Metals Inc., BFM Resources Inc., Guardian Exploration Ltd, Guardian Exploration Inc., GMET Tungsten Holdings Co., Advance Tungsten Reserve, Inc. and Tempiute Inc. Guardian Exploration Ltd is incorporated and domiciled in England and Wales, while the remaining subsidiaries are incorporated and domiciled in the U.S. The Group is primarily involved in the exploration and exploitation of mineral resources in the U.S.

2.Going concern

The financial statements are prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group, including current level of resources and the required level of spending on exploration and corporate activities. As at 30 June 2026 the Group had a cash balance of $52,459k.

The Board has reviewed the Group’s cash flow forecasts for 12 months from the date of signing, having regard to its current financial position and operational objectives. The predominant focus of operational activities over the period to June 2027 will be the delivery of a Definitive Feasibility Study on its Pilot Mountain project and a maiden resource at its Tempiute project, which are both fully funded. The cash flow forecasts indicate that the Group has the funds available to meet its operational activities and corporate activities for a period of at least twelve months from when the financial statements are authorised for issue and thus has sufficient working capital and cash flows to continue in operational existence.

Management expects the Group to retain sufficient liquidity throughout the 2027 fiscal year taking into account controllable expenditures. The cash forecasts consider a scenario that removes uncommitted financing and retains a prudent expenditure profile. Although the Company successfully raised funds in March 2026, future fundraising is not assumed. Before any mitigating actions, the forecasted cash flow decreases the monthly rate of cash outflows in the second half FY 2027 compared to the first half FY 2027. During the first half of FY 2027, if additional funds were to come in, the Group could approve additional expenditures in line with new cash balances and budgeting amounts and spend rates. If no additional funds were to come in, the Directors would take mitigating actions that are within management control or reasonably available if required, including deferral or reduction of discretionary exploration expenditure, phasing of study and development activities along with committed project work, active cost control over corporate and advisory expenditures and the use of available financing alternatives where appropriate.

The Group has flexibility over the timing and scale of exploration and evaluation programs. For the principal projects, management expects to maintain sufficient expenditure to preserve momentum and license standing while retaining discretion over non-committed activities. Taking this into consideration, the Company has therefore adopted the going concern basis of accounting in the preparation of the financial statements.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

3.Basis of preparation

(a)Statement of compliance

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and IFRS as issued by the IASB. As regards the Company financial statements, as applied in accordance with the requirements of the Companies Act 2006. The financial statements are prepared on the historical cost basis or the fair value basis where the fair value of relevant assets or liabilities has been applied.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to the period presented, unless otherwise stated.

(b)

(i) New and amended standards, and interpretations issued and effective for the first time for annual reporting periods commencing on 1 January 2026 and have been adopted in preparing these financial statements:

●	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – effective 1 January 2026
●	Annual Improvements to IFRS Accounting Standards – Amendments to:

IFRS 1 First-time Adoption of International Financial Reporting Standards;

IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;

IFRS 9 Financial Instruments;

IFRS 10 Consolidated Financial Statements; and

IAS 7 Statement of Cash flows

(ii) New standards, amendments and interpretations in issue but not yet effective

At the date of approval of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue for the period beginning 1 January 2027 but not yet effective:

●	IFRS 18 Presentation and Disclosure in Financial Statements - effective 1 January 2027;
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures - effective 1 January 2027;
●	IAS 21 The Effects of Changes in Foreign Exchange Rates - effective 1 January 2027

The Directors do not expect that the adoption of these standards will have a material impact on the financial information of the Group or Company in future periods.

(c)Functional and presentation currency

The consolidated and Company financial statements are presented in United States Dollar (US$). The Company’s functional currency is Pounds Sterling (£). All financial information presented has been rounded to the nearest thousand dollars, except where otherwise indicated.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

3.Basis of preparation (continued)

(d)Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.

The estimates and assumptions that have the most significant effect on the amounts recognised in the consolidated financial statements and/or have a significant risk of resulting in a material adjustment within the next financial year are as follows:

Carrying value of intangible assets – Note 9

In arriving at the carrying value of intangible assets, the Group determines the need for impairment in accordance with IFRS 6 based on the level of geological knowledge and confidence of the mineral resources. Such decisions are taken on the basis of the exploration and research work carried out in the period utilising expert reports.

4.Significant accounting policies

The accounting policies set out below have been applied consistently throughout the year presented in these consolidated financial statements and have been applied consistently by Group entities.

(a)Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 30 June each year. The comparatives are for the year ended 30 June 2025 and, in the case of the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows, the years ended 30 June 2025 and 30 June 2024.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	the contractual arrangement with the other vote holders of the investee;
●	rights arising from other contractual arrangements; and
●	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(a)Basis of consolidation (continued)

Acquisitions of mineral exploration licences through the acquisition of non-operational corporate structures that do not represent a business and therefore do not meet the definition of a business combination, are accounted for as the acquisition of an asset.

Where an acquisition transaction constitutes the acquisition of an asset and not a business, the consideration paid is allocated to assets and not a business, the consideration paid is allocated to assets and liabilities acquired based on their relative fair values.

Deferred tax is not recognised upon an asset acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

(i)	Subsidiaries and acquisitions

Business combinations are accounted for using the acquisition method as at the acquisition date – i.e., when control is transferred to the Group. Control is when the investor has power over the investee, exposure or rights, to variable returns from its involvements with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns.

The results of subsidiaries acquired or disposed of during the year are included in the statement of comprehensive income from the effective date of acquisition, or up to the effective date of disposal, as appropriate.

Investments and loans in subsidiaries

The Company recognises its investments in and loans to subsidiaries at cost less any provision for impairment. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all loans to subsidiaries, except those classified as part of the net investment in subsidiaries.

(ii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)Foreign currency

(i)	Foreign currency transactions

The financial information of the Group and Company is presented in the currency of the primary economic environment in which the entity operates (United States Dollar (US$)). The functional currency of the Company is Pounds Sterling (£).

In preparing the financial information of the Group, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At the balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in the statement of comprehensive income for the period.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(b)Foreign currency (continued)

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for the statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	income and expenses for the income statement are translated at average exchange rates; and
●	all resulting exchange differences are recognised as a separate component of equity.

Foreign currency differences arising on retranslation into an entity’s functional currency are recognised in profit or loss.

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to United States Dollar at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States Dollar at exchange rates at the dates of the transactions, with differences recognised in other comprehensive income.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such items are considered to form part of a net investment in the foreign operation and are recognised in other comprehensive income and presented in the exchange reserve in equity.

(c)Financial instruments

(i)	Financial assets

The Group classifies its financial assets on initial recognition based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets are measured at amortised cost where they are held within a business model whose objective is to hold assets to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s and Company’s financial assets measured at amortised cost comprise other receivables, cash and cash equivalents and reclamation bonds.

Financial assets measured at amortised cost are initially recognised at fair value and are subsequently measured at amortised cost using the effective interest method, less any expected credit loss allowance recognised in accordance with IFRS 9.

Expected credit losses

The Group and Company recognise expected credit losses (“ECLs”) on financial assets measured at amortised cost.

Loss allowances are measured using reasonable and supportable information available without undue cost or effort, including historical credit loss experience, current conditions and forecasts of future economic conditions.

For receivables, the Group and Company apply the simplified approach permitted by IFRS 9 and measure the loss allowance at an amount equal to lifetime expected credit losses.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(c)Financial instruments (continued)

In assessing expected credit losses, the Group and Company consider all available information relevant to the collectability of the asset, including:

●	significant financial difficulties of the debtor;
●	probability that the debtor will enter bankruptcy or financial reorganisation; or
●	default or delinquency in payments.

Financial assets are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are recognised in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short term highly liquid deposits which are subject to an insignificant risk of changes in value.

Other non-current assets

Reclamation bonds are amounts deposited with regulatory authorities as security for the Company’s obligations to restore exploration sites. The bonds are recognised as financial assets and are recoverable upon satisfactory completion of the related reclamation activities. The bonds are measured at amortised cost.

(ii)	Financial liabilities

The Group and Company classify their financial liabilities into one of the categories discussed below, depending on the purpose for which the liability was incurred. The Group’s and Company’s accounting policy for each category is as follows:

Amortised cost

The Group’s and Company’s financial liabilities held at amortised cost are recognised in the statement of financial position when the Group and Company becomes a party to the contractual provision of the instrument.

Financial liabilities measured at amortised cost comprise trade payables and other short-dated monetary liabilities, which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method.

Determination of Fair values

All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorised within the fair value hierarchy. The fair value hierarchy prioritises the inputs to valuation techniques used to measure fair value. The Group and Company uses the following hierarchy for determining and disclosing the fair value of financial instruments and other assets and liabilities for which the fair value was used:

●	level 1: quoted prices in active markets for identical assets or liabilities;
●	level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
●	level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(d)Share capital

Ordinary shares

Ordinary shares are classified as equity. There is one class of ordinary share in issue, as detailed in note 16.

(e)Capital contribution reserve

Capital contribution reserve represents receivables from subsidiary undertakings assigned to the Company as part of the Group reorganisation, for which no consideration was payable. Amounts recognised within the capital contribution reserve are presented separately within equity.

(f)Investment in subsidiaries

Investments in subsidiaries are recognised in the Company’s separate financial statements at cost less accumulated impairment losses.

Capital contributions made to subsidiaries are added to the cost of the relevant investment. This includes intercompany loan balances formally converted into capital contributions where the Company’s contractual right to repayment has been extinguished.

At each reporting date, the Company assesses whether there are indicators that an investment may be impaired. Where indicators exist, the carrying amount of the investment is compared with its recoverable amount. Any impairment loss is recognised in profit or loss.

(g)Intangible assets

(i)	Prospecting and exploration rights

Rights acquired with subsidiaries are recognised at fair value at the date of acquisition. Other rights acquired and development expenditure is recognised at cost.

The Group recognises expenditure as exploration and evaluation assets when it determines that those assets will be successful in finding specific mineral resources (IFRS 6 assets). Expenditure included in the initial measurement of exploration and evaluation assets and which are classified as intangible assets relate to the acquisition of rights to undertake topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and other activities to evaluate the technical feasibility and commercial viability of extracting a mineral resource.

Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Administrative and overhead costs are expensed as incurred unless they are directly attributable to qualifying exploration and evaluation activities and meet the Group’s criteria for capitalisation when incurred. Expenditure previously recognised as an expense is not subsequently reinstated as an asset.

(ii)	Impairment

Whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, an asset is reviewed for impairment. An assets carrying value is written down to its estimated recoverable amount (being the higher of the fair value less costs of disposal and value in use) if that is less than the assets carrying amount.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(g)Intangible assets (continued)

Impairment reviews for deferred exploration and evaluation expenditure are carried out on a project-by-project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise such as:

-	unexpected geological occurrences that render the resource uneconomic;
-	title to the asset is compromised;
-	variations in mineral prices that render the project uneconomic;
-	substantive expenditure on further exploration and evaluation of mineral resources is neither budgeted nor planned; and
-	the period for which the Group has the right to explore has expired and is not expected to be renewed.

Impairment losses are recognised in profit or loss. For all assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h)Share based payments

The grant date fair value of share-based payment awards granted to Directors, employees and consultants is recognised as an expense, with a corresponding increase in equity, over the period that the recipient becomes unconditionally entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Market vesting conditions are factored into the fair value of all options granted. If all other vesting conditions are satisfied, a charge is made irrespective of whether market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

(i)Taxation

Tax expense or credit comprises current and deferred tax. Current and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is based on the taxable profit or loss for the year calculated using tax rates that have been enacted or substantively enacted by the end of the reporting year. The Company does not currently generate taxable profits.

(ii)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases and is accounted for using the balance sheet liability method.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted and are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to the statement of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(i)Taxation (continued)

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Judgement is applied in making assumptions about future taxable income to determine the extent to which the Company recognises deferred tax assets, as well as the anticipated timing of the utilisation of the losses.

(j)Segmental information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) and for which discrete financial information is available.

The Company’s CODM is the Board of Directors. The Board reviews consolidated financial information of the Group for the purposes of allocating resources and assessing performance.

During the year ended 30 June 2026, the Group operated as a single operating and reportable segment, being the exploration and evaluation of mineral resources in Nevada, United States. The Group is an exploration-stage company and does not generate revenues.

The information reviewed by the CODM includes consolidated financial information relating to operating expenditures and cash position. The CODM does not regularly review discrete measures of profit or loss by project or geographical area, nor does the CODM regularly review discrete information regarding assets or liabilities by project or geographical area.

The CODM reviews total assets as reported in the consolidated statement of financial position when making decisions regarding resource allocation. No separate measures of segment assets or liabilities are reviewed.

As a result, the Group has a single operating and reportable segment, and the segment information is the same as that presented in the consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows.

(k)Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Land is not depreciated as it is considered to have an indefinite useful life.

Depreciation is recognised so as to write off the cost of assets over their estimated useful lives, using the straight-line method. Depreciation is charged as follows:

Computer equipment 3 year straight line

The assets’ residual values, useful lives and depreciation methods are reviewed annually. Assets are tested for impairment when indicators arise. Gains or losses on disposal are recognised in profit or loss when the asset is derecognised.

(l)Government awards and grants

Government awards and grants are recognised when there is reasonable assurance that the Group will comply with the conditions attached to the awards or grant and that the awards or grant will be received.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

4.Significant accounting policies (continued)

(l)Government awards and grants (continued)

Awards or grants relating to exploration and evaluation activities are accounted for in accordance with IAS 20. Where such awards or grants relate to expenditure that has been capitalised as exploration and evaluation assets, the grant is deducted from the carrying amount of the related asset. Income from awards or grants is therefore not presented separately in the statement of comprehensive income.

Amounts receivable in respect of qualifying expenditure incurred prior to the reporting date are recognised as a receivable where the Group has an enforceable entitlement to reimbursement.

5.Operating expenses

	Year ended 30	Year ended 30	Year ended 30
Operating expenses include:	June 2026	June 2025	June 2024
	US$’000	US$’000	US$’000
Staff costs	2,127	506	354
Share based payment expense	2,097	162	124
Auditor’s remuneration – audit services	99	95	37
Listing and admission expenses	2,189	—	—
Other administrative expenses	4,039	1,956	861
	10,551	2,719	1,376

6.Staff costs

	Year ended 30	Year ended 30	Year ended 30
	June 2026	June 2025	June 2024
	US$’000	US$’000	US$’000
Social security contributions	156	43	32
Directors’ salary and fees (note 7)	1,868	463	322
Staff salaries	94	—	—
Share based payments	2,097	162	124
Medical insurance	9	—	—
Total	4,224	668	478

The monthly average number of employees across the Group during the year was 7 (2025: 5), including 5 directors, 1 Chief Financial Officer and 1 Finance Administrator (2025: 5 directors).

7.Directors’ emoluments

	Year ended 30	Year ended 30	Year ended 30
	June 2026	June 2025	June 2024
	US$’000	US$’000	US$’000
Social security contributions	156	43	32
Directors’ salary and fees	1,868	463	322
Share based payments	2,097	162	124
Medical insurance	4	—	—
Total	4,125	668	478

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

7.Directors’ emoluments (continued)

Emoluments disclosed above include the following amounts paid to the highest Director:

	Year ended 30	Year ended 30	Year ended 30
	June 2026	June 2025	June 2024
	US$’000	US$’000	US$’000
Emoluments for qualifying services	1,016	270	213
Total	1,016	270	213

The Directors of the Group have authority and responsibility for planning, directing and controlling the activities of the Group.

8.Taxation

Reconciliation of tax (credit)/expense	Year ended	Year ended	Year ended
	30 June 2026	30 June 2025	30 June 2024
	US$’000	US$’000	US$’000
Losses from operations	(10,043)	(2,711)	(1,376)

Tax using the Company’s effective domestic tax rate of 19% (2025: 19%, 2024: 19%)	(1,908)	(515)	(261)
Effects of:
Overseas tax rates differing from UK rate	(34)	—	—
Tax effect of disallowable expenditure	398	162	126
Current losses with no recognisable deferred tax asset	1,544	353	135
Tax charge	—	—	—

The tax reconciliation has been prepared using the UK corporation tax rate of 19%, being the domestic rate applicable to the parent company. The Group has operations in the United States which are subject to different tax rates. The impact of overseas tax rates is not material to the overall tax reconciliation due to the Group’s loss-making position and the non-recognition of deferred tax assets on tax losses.

Factors that may affect future tax charges

At the year end, the UK Company had estimated unused tax losses available for offset against suitable future profits of approximately US$14,315k (2025: US$4,356k, 2024: US$2,405k). A deferred tax asset has not been recognised in respect of such losses due to uncertainty of future profit streams.

The tax reconciliation included the tax effect of non-deductible expenditure of US$398k which represents permanent differences for tax purposes and does not form part of the losses available for carry forward.

The main rate of UK corporation tax during the year ended 30 June 2026 was 25 per cent, however the Company has applied the small profits rate being 19 per cent which is applicable to companies with profits under £50,000 (2025: 19 per cent, 2024: 19 per cent).

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

9.Intangible assets

Prospecting and
exploration rights
US$’000
As at 01 July 2024	9,280
Additions	8,103
Effect of foreign exchange	523
Balance at 30 June 2025	17,906

Additions	28,220
Less award funding received	(4,049)
Reclassification	(725)
Effect of foreign exchange	(330)
Balance at 30 June 2026	41,022

			Pilot
	Pilot		Mountain			Kibby		White
	Mountain	Tempiute	North	Garfield	Stonewall	Basin	Golconda	Elephant	Cinch	Website	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
As at 1 July 2024	8,664	—	—	329	51	25	207	—	—	4	9,280
Additions	7,631	291	—	95	5	12	69	—	—	—	8,103
Effect of foreign exchange	470	—	—	28	4	2	18	—	—	1	523
Balance at 30 June 2025	16,765	291	—	452	60	39	294	—	—	5	17,906

As at 1 July 2025	16,765	291	—	452	60	39	294	—	—	5	17,906
Additions	18,862	8,992	113	134	4	11	73	15	16	—	28,220
Less award funding received	(4,049)	—	—	—	—	—	—	—	—	—	(4,049)
Reclassification	(400)	(325)	—	—	—	—	—	—	—	—	(725)
Effect of foreign exchange	(297)	(5)	—	(15)	(2)	(1)	(10)	—	—	—	(330)
Balance at 30 June 2026	30,881	8,953	113	571	62	49	357	15	16	5	41,022

Intangible assets relate to exploration and evaluation project costs capitalised as of 30 June 2026. Additions to project costs during the year ended 30 June 2026 were in relation to projects in Nevada, USA. The exploration projects comprise of the Pilot Mountain Project, Tempiute Project, Garfield Project, Golconda Summit Project, Pilot Mountain North Project, Stonewall Project, Kibby Basin Project, White Elephant Project and Cinch Project. The Group is the operator of the Tempiute Project and Golconda Summit Project, both of these are held under an earn-in right from the mineral claim owner under an option agreement.

The Projects are at varying stages, from mineral resources growth and engineering stage through to early exploration stage. Each project consists of claims (including lode, millsite and placer) located on land managed by the United States Bureau of Land Management (“BLM”) while Tempiute is located predominantly on patented mining claims. Mineral exploration is focused on tungsten mainly at the Pilot Mountain and Tempiute projects, while other projects contain a variety of metals including tungsten, gold, copper, lithium, silver, and zinc.

A particular focus during the year was the advancement of Pilot Mountain from a principally exploration and resource-definition asset towards a defined development project capable of becoming an operating tungsten mine. The recently completed Pilot Mountain Pre-Feasibility Study, delivered on time and within budget, represents a key technical and economic milestone for the Group and provides the basis for the next phase of work, including detailed engineering, permitting, project financing and commercial planning. The study also supports the Group’s broader objective of establishing a secure, domestic U.S. tungsten supply chain and progressing Pilot Mountain towards potential production, subject to the required approvals, financing and final investment decisions. Costs supporting the project in general as well as the Pre-Feasibility study were capitalized into the project’s intangible asset.

Although the results of the Pilot Mountain Pre-Feasibility study were positive and robust, the Group concluded that technical feasibility and commercial viability were not yet demonstrable on 30 June 2026 because of key activities including permitting, detailed engineering, project financing and final investment approvals. Accordingly, Pilot Mountain continued to be classified as an exploration and evaluation asset under IFRS 6. Management also assessed the asset for indicators of impairment and concluded that no impairment was required.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

9.Intangible assets (continued)

Tempiute is a past-producing U.S. tungsten mine located predominantly on patented mining claims, with existing district infrastructure and significant exploration potential. Since securing the option, Guardian has advanced a drilling program that began early fiscal year 2026 and has continued to position the asset as a complementary component of a Nevada-based tungsten production hub. The purchase of water rights during fiscal 2026, together with existing power infrastructure in the district, has the potential to support future development and further strengthen Tempiute’s strategic value alongside Pilot Mountain. The combination of historical production, existing infrastructure, and new exploration potential establishes Tempiute as a highly complementary asset to Pilot Mountain, further strengthening Guardian’s ability to deliver scale within a Nevada-based tungsten production hub.

Guardian focussed its efforts on both Pilot Mountain and Tempiute during the fiscal year. Beyond additional claim staking and rock chip analysis, no substantive work was complete on the other projects during this fiscal year period

10.Property, plant and equipment

Computer
	Land	Equipment	Total
	US$’000	US$’000	US$’000
Cost
As at 01 July 2025	—	—	—
Additions	42	3	45
Balance at 30 June 2026	42	3	45

Accumulated depreciation
As at 1 July 2025	—	—	—
Depreciation	—	—	—
Balance at 30 June 2026	—	—	—

Net book value
As at 30 June 2025	—	—	—
As at 30 June 2026	42	3	45

11.Other non-current assets

Other non-current assets relate to reclamation bonds deposited with regulatory authorities as security for the Group’s obligations to restore exploration sites. The bonds are recoverable upon satisfactory completion of the related reclamation activities.

The Group has provided reclamation bonds to the Bureau of Land Management (“BLM”). Management expects the bonds to be fully recoverable upon completion of the related reclamation obligations and has concluded that no impairment exists at the reporting date.

Management has assessed the associated restoration obligations arising from exploration activities undertaken to date. This assessment was based on the limited extent of site disturbance, principally road grading and drill pad preparation, and management’s expectation that the cost of restoring these areas would be low. Accordingly, management concluded that any provision that may be required at the reporting date would be immaterial to the financial statements.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

12.Investments in subsidiaries

Non - current investments

	Year ended	Year ended
	30 June 2026	30 June 2025
	US$’000	US$’000
Investment in Golden Metal Resources, LLC	30,485	—
Investment in Pilot Metals Inc.	5,880	5,880
Investment in BFM Resources Inc.	17	17
Total	36,382	5,897

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC into a capital contribution. Following the conversion, the loan receivable was derecognised and the carrying amount of the Company’s investment in Golden Metal Resources, LLC was increased by US$30.485 million. The conversion was a non-cash transaction.

Subsidiaries	Activity	Country of incorporation	Ownership interest	Registered office
Golden Metal Resources, LLC	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 1000, Las Vegas, NV 89169, USA

Pilot Metals Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA

BFM Resources Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA

Guardian Exploration Ltd	Mining and exploration	UK	100% of ordinary shares held directly	25 Eccleston Place, London, SW1W 9NF, United Kingdom

Guardian Exploration Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through Guardian Exploration Ltd	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

GMET Tungsten Holding Co.	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

Advance Tungsten Reserve, Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through GMET Tungsten Holding Co.	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

Tempiute Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly by Golden Metal Resources, LLC	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

13.Trade and other receivables

	As at 30	As at 30
	June 2026	June 2025
	US$’000	US$’000
VAT receivable	64	50
Trade receivables	22	—
Other receivables	1,413	125
Trade and other receivables	1,499	175

14.Award receivable

During the year, the Group was a recipient of funding under an award from the United States Department of War in support of the advancement of the Pilot Mountain project. The total award available under the agreement is $6.2 million, subject to the incurrence of qualifying expenditure and compliance with the grant conditions.

As the award relates to exploration and evaluation activities, amounts recognised have been offset against the carrying value of the related exploration and evaluation asset.

Award funding recognised during the year totalled $4,048,515 (2025: $nil), of which $2,152,913 was received in cash during the year and $1,895,602 was recognised as a receivable as at 30 June 2026.

Management considers that all conditions relating to amounts recognised at 30 June 2026 had been satisfied. Future reimbursement awards remain subject to the submission and approval of qualifying claims in accordance with the award agreement.

15.Cash and cash equivalents

	As at 30	As at 30
	June 2026	June 2025
	US$’000	US$’000
Bank balances	52,459	1,873
Cash and cash equivalents	52,459	1,873

16.Share capital

	Number of ordinary shares
	Year ended	Year ended
	30 June 2026	30 June 2025
Balance at beginning of year	139,438,971	109,832,217
Expenses settled in shares	—	170,000
Shares issued in relation to acquisition	—	150,000
Issued for cash	55,369,010	29,286,754
In issue at 30 June – fully paid (par value 1.0p)	194,807,981	139,438,971

	Ordinary share capital
	Year ended	Year ended
	30 June 2026	30 June 2025
	US$’000	US$’000
Balance at beginning of year	1,739	1,346
Expenses settled in shares	—	2
Shares issued in relation to acquisition	—	2
Share issues	743	389
Balance at end of year	2,482	1,739

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

16.Share capital (continued)

	Share premium
	Year ended	Year ended
	30 June 2026	30 June 2025
	US$’000	US$’000
Balance at beginning of year	17,557	9,680
Expenses settled in shares	—	61
Shares issued in relation to acquisition	—	63
Share issues	89,643	7,882
Expenses relating to share issues	(6,388)	(129)
Balance at 30 June	100,812	17,557

The shares have attached to them full voting, dividend, and capital distribution (including winding up) rights; they do not confer any rights of redemption.

On 22 July 2025, the Company raised $20,998,233 (£15,567,000) before expenses, via a direct subscription of 25,945,000 new ordinary shares of £0.01 each.

On 2 January 2026, the Company issued 229,249 new ordinary shares to directors as part of the Company’s short term incentive performance (STIP) scheme, with a value of $324,321 (£241,422).

On 24 March 2026, the Company completed its initial public offering (IPO) on the New York Stock Exchange (NYSE.A), in which it issued and sold an aggregate of 5,055,953 ADSs (representing 25,279,765 ordinary shares), including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $13.50 per ADS, for aggregate gross proceeds of approximately $68,255,366 (£51,030,141).

During the year, warrants were exercised over 2,214,996 ordinary shares, resulting in funds received of $457,799 (£339,195), and options were exercised over 1,700,000 ordinary shares $350,978 (£264,000).

17.Reserves

Accumulated losses

Accumulated losses comprise cumulative accounting profits and losses since incorporation.

Share capital

The share capital comprises the issued ordinary shares of the Company at par value.

Share premium

The share premium comprises the excess value recognised from the issue of ordinary shares above par value.

Exchange reserve

The exchange reserve comprises exchange differences arising on translation of assets from functional currency £ to presentational currency US$. As the Group is primarily involved in the exploration and exploitation of mineral resources in the US, the consolidated and Company financial statements are presented in US$.

Share based payment reserve

The share based payment reserve comprises of amounts recognised for the fair value of share options and warrants granted.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

17.Reserves (continued)

Capital contribution

The capital contribution represents the value of loans assigned from subsidiary undertakings as part of a Group reorganisation. The loans were acquired by the Company following the collapse of three Group companies, namely Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, and the acquisition of debt due to Thor Mining Plc.

A Share Purchase Agreement (SPA) was entered into with Thor Mining Plc on 14 December 2021 for the acquisition of 1,256,350 ordinary shares in Black Fire Industrial Minerals Pty Ltd by Golden Metal Resources Australia Pty Ltd. Debt due to Thor Mining Plc from BFM Resources Inc. and Pilot Metals Inc. of AUD$1,873k and AUD$2,064k respectively was acquired by Golden Metal Resources Australia Pty Ltd during the transaction.

Following the transaction, Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, all previously subsidiaries of the Company, were deregistered or liquidated. Intragroup debt amounting to US$5,897k, including the debt acquired from Thor Mining Plc by Golden Metal Resources Australia Pty Ltd, was transferred to the Company. This has been recognised as a capital contribution in these Financial Statements.

Consideration of US$1,765k, comprising 48,118,920 ordinary shares and 12,500,000 warrants for ordinary shares in Power Metal Resources Plc and US$115k in cash, was settled by Power Metal Resources Plc to Thor Mining Plc on behalf of Golden Metal Resources Australia Pty Ltd.

The consideration paid by Power Metal Resources Plc of US$1,765k was recharged to the Company and capitalised as an intangible asset.

18.Earnings per share

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of US$10,043k (2025: US$2,711k, 2024: US$1,376k), and a weighted average number of ordinary shares in issue of 288,966,419 (2025: 123,960,520, 2024: 89,803,058). The basic and diluted earnings per share are the same given the loss for the year, making the outstanding share options and warrants anti-dilutive.

19.Share options and warrants

Reconciliation of outstanding share options:

		Weighted
		average
	Number of	exercise price
2026	options	(£’s)
Outstanding at 1 July 2025	7,404,860	0.18
Granted during the year	3,850,000	1.31
Exercised during the year	(1,700,000)	0.16
Lapsed during the year	(500,000)	0.02
Outstanding at 30 June 2026	9,054,860	0.67
Exercisable at 30 June 2026	7,129,860	0.67

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

19.Share options and warrants (continued)

		Weighted
		average
	Number of	exercise price
2025	options	(£’s)
Outstanding at 1 July 2024	6,004,860	0.13
Granted during the year	1,400,000	0.09
Outstanding at 30 June 2025	7,404,860	0.18
Exercisable at 30 June 2025	6,704,860	0.18

The weighted average contractual life of the options outstanding at the reporting date is one year and 321 days (2025: one year and 167 days).

Exercise prices of share options outstanding at 30 June 2026 are 10.75p, 14p, 40p, 131.37p.

The fair values of the options granted during the year were calculated using the Black Scholes Model with the following assumptions:

Date granted	December 2025
Risk free interest rate	3.793%
Expected volatility	66.377%
Expected dividend yield	0%
Life of the option	1	year
Share price at measurement date	£1.3350
Fair value	£1,440,591

In the current year, expected volatility was calculated using the Company’s historical share price over the one-year period prior to the grant date, whereas in the prior year it was based on the average volatility of five similar companies in the same industry.

US$2,097k has been recognised as a share-based payment expense in the Statement of Comprehensive Income related to portion of share options deemed to have vested during the year.

Directors’ Options

There were 2,225,000 options issued to Directors during the year.

Reconciliation of outstanding warrants

		Weighted average
	Number of	exercise price
2026	warrants	(£’s)
Outstanding at 1 July 2025	6,304,023	0.31
Exercised	(2,214,996)	0.15
Outstanding at 30 June 2026	4,089,027	0.40
Exercisable at 30 June 2026	4,089,027	0.40

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

19.Share options and warrants (continued)

		Weighted average
	Number of	exercise price
2025	warrants	(£’s)
Outstanding at 1 July 2024	21,106,446	0.14
Granted during the year	4,209,027	0.40
Exercised	(18,908,700)	0.18
Lapsed	(102,750)	0.17
Outstanding at 30 June 2025	6,304,023	0.31
Exercisable at 30 June 2025	6,304,023	0.31

The weighted average contractual life of the warrants outstanding is one year (2025: 260 days).

Exercise prices of warrants outstanding at 30 June 2026 was 40p.

Directors’ warrants

There were no warrants issued to Directors during the year.

20.Trade and other payables

	As at 30	As at 30
	June 2026	June 2025
	US$’000	US$’000
Trade payables	972	1,140
Other payables	4	65
Accrued expenses	2,670	571
Trade and other payables	3,646	1,776

21.Financial instruments

Financial risk management

Overview

The Group has exposure to the following risks arising from financial instruments:

-	credit risk
-	liquidity risk
-	market risk
-	currency risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.Financial instruments (continued)

Risk management framework

The Company’s board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training, management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Cost may be an appropriate estimation of fair value at the measurement date only in limited circumstances, such as for a pre-revenue entity when there is no catalyst for change in fair value, or if the transaction date is relatively close to the measurement date. Other indicators include insufficient recent information; a wide range of possible fair values and cost represents the best estimate.

Financial assets carried at amortised cost

	As at 30	As at 30
	June 2026	June 2025
	US$’000	US$’000
Cash and cash equivalents	52,459	1,873
Trade and other receivables	22	—
Award receivable	1,896	—
Other non-current assets	358	—
Amounts due from related parties	—	—
	54,735	1,873

Financial liabilities carried at amortised cost

	As at 30	As at 30
	June 2026	June 2025
	US$’000	US$’000
Trade and other payables	3,642	1,710
	3,642	1,710

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.Financial instruments (continued)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	As at 30	As at 30
	June 2026	June 2025
		(restated)
	US$’000	US$’000
Cash and cash equivalents	52,459	1,873
Trade and other receivables	22	125
Award receivable	1,896	—
Other non-current assets	358	—
Amounts due from related parties	—	—
	54,735	1,998

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities carried at amortised cost

	Carrying	2 months		More than
	amount	or less	3-12 months	1 year
30 June 2026	US$’000	US$’000	US$’000	US$’000
Trade and other payables	3,642	3,528	114	—
	3,642	3,528	114	—

Exposure to credit risk

	Carrying	2 months		More than
	amount	or less	3-12 months	1 year
30 June 2025 (restated)	US$’000	US$’000	US$’000	US$’000
Trade and other payables	1,710	1,710	—	—
	1,710	1,710	—	—

Comparative information has been restated to include accrued expenses within trade and other payables which were omitted from the prior year disclosure.

The Group reviews its facilities regularly to ensure that it has adequate funds for operations and expansion plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. Due to the nature of the Group’s operations, it will be mainly exposed to fluctuations in the price of tungsten, copper and gold. The Group, where able, will look to hedge its foreign currency exposure.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

21.Financial instruments (continued)

Currency risk

The Group operates internationally and is exposed to foreign currency risk arising on cash and cash equivalents and receivables denominated in a currency other than the respective functional currencies of Group entities. The main currency in which these transactions primarily are denominated are US Dollars (USD). The following balances that were held in foreign currency at the reporting date are:

	30 June	30 June
	2026	2025
Net foreign currency financial assets/(liabilities)	US$’000	US$’000
GBP	107	1,258
AUD	—	(8)
Total net exposure	107	1,250

Sensitivity analysis

A 10 per cent strengthening of USD against the respective currencies at 30 June would have increased/(decreased) equity and profit or loss by the amounts shown below:

	Profit and Loss		Equity
	30 June	30 June	30 June	30 June
	2026	2025	2026	2025
	US$’000	US$’000	US$’000	US$’000
GBP	(11)	(126)	(11)	(126)
AUD	—	1	—	1
Total net exposure	(11)	(125)	(11)	(125)

A 10 per cent weakening of USD against the respective currencies would have an equal but opposite effect.

Capital risk management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The capital structure of the business consists of cash and cash equivalents, debt and equity, which at 30 June 2026 for the Group totalled US$93,633k (2025: US$18,178k). The total cash and cash equivalents is set out above and in note 15.

Fair values and carrying amounts

The carrying values of financial assets and liabilities are all approximate to their fair values per the statement of financial position.

22.Related parties

During the year, the Company advanced funds of $25.6m (2025: $4.9m), and recharged net costs totalling $390k (2025: $48k), including management charges for director and consultant fees totalling $409k (2025: $120k), to Golden Metal Resources, LLC, the Company’s wholly owned subsidiary

During the year, the Board approved the capitalisation of intercompany loan balances of $30.485 million into the Company’s investment in Golden Metal Resources, LLC. Following this reclassification, no amount was outstanding at the reporting date (2025: $4.9 million).

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

22.Related parties (continued)

Transactions with key management personnel:

During the year the Company paid US$10.8k (2025: US$31.1k) to MBB Trading Pty Ltd, a company in which M Billing (a director who resigned during the year) has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$561k (2025: US$50.8k) to The Zephyr Group LLC, a company in which J.T. Starzecki has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$54.9k (2025: US$nil) to Schlumpberger Inc., a company in which Michael Schlumpberger has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$11k (2025: US$nil) to Abundance Resources International, LLC., a company in which Mark Thorpe has a beneficial interest in, for his director services. These fees are in line with his Director contract.

23.Capital commitments

The Company has 100 per cent ownership of the Pilot Mountain, Garfield, Pilot Mountain North, and Stonewall, Kibby Basin, White Elephant and Cinch projects, and an earn-in option for up to 100 per cent of the Tempiute Project and up to 100 per cent of the Golconda Summit Project.

On 1 November 2021, the Company acquired Black Fire Industrial Minerals Pty Ltd from Thor Mining Plc in order to acquire the Pilot Mountain Project. Certain mining claims within the Pilot Mountain Project are subject to a two per cent royalty held by Nevada Select Royalty based on actual proceeds from the sale of minerals. In addition, Nevada Select Royalty is entitled to receive non-refundable prepayments in respect of the Pilot Metals Royalty at a current rate of US$40,000 per annum. Guardian Metal is committed to approximately $80,000 per annum for vehicle management costs/claim related fees.

In January 2025, the Company signed an option agreement to purchase 100 per cent of the Tempiute Tungsten Project. During the term of the agreement, the Company is committed to paying the owner US$25,000 every six months, which is to be netted against the purchase price should the Company elect to exercise its option. Further, the Company shall pay the owner US$25,000 on the fifth anniversary of the deed and on each succeeding anniversary until the Company commences commercial production of minerals from the property. Each payment represents an advance payment of any royalties due to the owner. The agreement allows the Company to terminate at any time without incurring additional liabilities beyond payments accrued up to the termination date. As such, no liability for future payments has been recognised in the financial statements. Guardian Metal is committed to approximately $60,000 per annum for vehicle management costs/claim related fees.

On 21 May 2021, the Company became the operator of the Golconda Summit Project when it entered into an Assignment and Assumption Agreement with GR Silver Mining and the Company was also assigned the Golconda Option Agreement to earn-in up to 100 per cent. GR Silver Mining historically entered into the Golconda Option Agreement to acquire 100 per cent title and interest with Eureka Resources, a private Nevada based company. Under the terms of the Assignment and Assumption Agreement, the Company has assumed the obligation to pay the remaining liability of US$275,000 due under the Golconda Option Agreement to Eureka Resources. Eureka Resources holds a 1 per cent net smelter royalty over the Golconda Summit Project which can be bought back at any time by the Company within one year after commencement of production for US$1,000,000. Annual payments of US$50,000 are payable by the Company on or before 11 August of each of 2023, 2024, 2025, 2026 and 2027 and the Company holds an option to purchase the leased claims for US$335,000, less the amount of annual payments made. Guardian Metal is committed to approximately $10,000 per annum for vehicle management costs/claim related fees.

GUARDIAN METAL RESOURCES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED 30 JUNE 2026

23.Capital commitments (continued)

On 17 June 2021, Golden Metal Resources, LLC acquired the Garfield and Stonewall Projects from the Sunrise Resources Group. Under the terms of the Acquisition Agreements, the Sunrise Resources Group retain a 2 per cent royalty over the Garfield and Stonewall Projects. 1 per cent of each project royalty may be repurchased by the Company for US$1,000,000 at any time. Guardian Metal is committed to approximately $45,000 per annum for costs/claim related fees in relation to Garfield, and approximately $4,000 per annum in relation to Stonewall.

The Company is not committed to any costs in relation to the Kibby Basin, Pilot North, White Elephant or Cinch projects, but continues to pay the $35,000 per annum yearly maintenance claim fees.

24.Post balance sheet events

On 1 July 2026, the Company implemented an internal corporate reorganization pursuant to which Tempiute Inc. was incorporated as a wholly owned subsidiary of the Company and BFM Resources Inc. and Pilot Metals Inc. were merged, with Pilot Metals Inc. as the surviving entity.

On 7 July 2026, the Company announced that it had entered into a strategic partnership with the Montana Mining Association, in collaboration with Montana Technological University and the U.S. Army Research Laboratory, to advance a domestic tungsten mining and recovery pilot programme for U.S. defence applications.

On 14 July 2026, the Company announced exploration results across our non-core portfolio, including at the newly staked Cinch, Pilot North and White Elephant.

On 17 July 2026, the Company implemented previously approved share option arrangements with certain directors, granting an aggregate of 681,817 new options over ordinary shares: (i) an option over 400,000 ordinary shares granted to Dr. Mark Thorpe at an exercise price of £2.55 per share pursuant to the terms agreed on his appointment, with 100,000 vesting on grant and 300,000 vesting on 21 November 2026, and a life to expiry of three years from the date of grant; (ii) an option over 100,000 ordinary shares granted to Michael X. Schlumpberger at an exercise price of £1.31 per share, being the balance of the 400,000 options agreed on his November 2025 appointment (an option over 300,000 ordinary shares having been granted in December 2025), with 50% vesting on grant and 50% vesting on 24 December,2026; and (iii) an enterprise management incentive option over 181,817 ordinary shares granted to Oliver Friesen at an exercise price of 10.75 pence per share. In addition, the Company extended the exercise period of the option over 2,104,859 ordinary shares granted to Mr. Friesen under the EMI Option Deed dated 3 May 2023 by five years to 3 May 2031 and agreed to indemnify Mr. Friesen for the net tax cost arising from such original options not qualifying as enterprise management incentive options, subject to a cap.

On 17 July 2026, the following purchases were made: (i) Mr. Starzecki purchased 5,500 ordinary shares as ADRs for a total of $10,494; (ii) Mr. Friesen purchased 20,000 ordinary shares for a total of £29,749.50; and (iii) Mr. Schlumpberger purchased 2,500 ordinary shares as ADRs for a total of $5,005.

On 23 July 2026, the Company’s wholly owned subsidiary Advance Tungsten Reserve, Inc., which was a dormant company, was dissolved.

On 17 August 2026, 3,989,027 ordinary shares were issued upon the exercise of warrants prior to their expiry, including ordinary shares deposited into the Company’s ADS facility in connection with such exercises.

On 25 August 2026, the Company entered into a collaboration agreement with Oritain, a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers.

On September 14, 2026, we announced exploration results and related technical information from the Tremor Zone and the Good Hope Zone at Pilot Mountain.